


06035659



# 2005 ANNUAL REPORT



TEAM 1
PEPBOYS AUTO

get to yes
Elmer V. Kliewer

PEPBOYS AUTO

Pep Boys
Shopping Card
PEPBOYS









Caribbean Cheer



SOUTH
CARIBBEAN

SOUTHWEST
DIVISION 5

Service & Tires
PEPBOYS AUTO


Service & Tires

**THE PEP BOYS – MANNY, MOE & JACK**
**3111 West Allegheny Avenue**
**Philadelphia, PA 19132**

## Letter To Our Shareholders

To Our Shareholders:

As you know, Pep Boys experienced a disappointing 2005. While our merchandising initiatives and store refurbishment program brought early success to our renewal program, our efforts to improve the service center business have required more time to take hold. I want to assure you that this team is extraordinarily focused on improving our profitability. Every one of our 20,000 associates is working towards that plan every day in every store with every customer.

Recently, we introduced significant change into the business in an effort to improve our long-term performance. While disruptive, it was essential for us to strengthen the Company's merchandising, human resources and systems support functions, to re-organize our Operations Team into two groups (retail and service/tires), and to upgrade our service manager team.

After all this change, our focus now is stability and the follow-through of the initiatives we have launched. Greater stability and experience will allow our store teams to achieve higher levels of customer satisfaction, which in turn will improve our financial performance. While much of our Operations Team has been in position for less than a year, these newest leaders are on a very fast learning curve, helped and mentored by our most seasoned and successful managers. Since we completed this change in line managers, our turnover of retail and service managers was reduced by half. We now have the right people in place who are 100% focused on their respective lines of business, and are dedicated to making Pep Boys perform.

On the retail side, we expect sales growth to be modest in 2006, as we focus on driving operating margin by:

- *Being in stock for our customers every day.* Our Operations Team recently rolled out a new in-stock and inventory replenishment program, complete with training for every store.
- *Improving margins.* We have been improving the realized margin on our promotional products and are pursuing margin enhancements in some of our core product categories, by adjusting mix, retail prices or reducing acquisition costs.
- *Focusing on our core offering: parts.* We believe this is one of the best opportunities to drive the retail bottom line over the next two years, and the core reason customers choose Pep Boys for all their car care needs. We have filled out our great parts purchasing team over the past year and they are now making their way through the very difficult task of reviewing every category and sku to ensure that our brands, assortments and store-level inventory positions meet our customers' specific repair needs.
- *Continuing our store refurbishment program.* This is a long overdue store investment that was needed to build the foundation of our retail renewal and will continue to drive retail performance. While we will moderate our capital expenditures to mirror our reduced operating cash flow, we plan to add to the 200 stores grand re-opened to date with another 75-125 stores remodeled in 2006.
- *Capitalizing on opportunities in the commercial business.* Improvements in our commercial business came in the form of sales growth in 2004 and margin enhancements in 2005. As we continue to build our customer franchise with great service and a good value parts offering, we believe that we can get a combination of the two in 2006.

On the service and tire side, our primary focus is on improving labor and service bay productivity by:

- *Developing our service advisor team.* We are focused on providing ongoing training and measuring individual metrics such as sales per hour and Customer Satisfaction Index (CSI) levels for this critical position that deals directly with our customers.

- *Adding flat-rate technical staff.* We are actively recruiting and hiring these skilled technicians in order to increase the utilization of our service bays and provide more capacity to service customers.

- *Driving tire sales.* We have a very strong tire offering that provides great value and choice for our customers. In addition, tires are an excellent first transaction for customers to experience Pep Boys and often lead to the customer requesting additional attachment sales and related services. In every customer interaction, selling tires must become a priority.

We have set a powerful foundation for Pep Boys' success. In the fourth quarter of 2005, that foundation began to take hold. As compared to the previous year, we achieved improvement in gross profit dollars and gross profit rate vs. last year on the retail side, and recorded accelerated comparable Service Center Revenue from the second and third quarters. We expect that this was the beginning of our road back to superior financial performance.

Having just returned from our National Managers' Meeting, I am very encouraged to report that, despite the difficult year we just experienced, our front-line team remains highly motivated and extremely energetic. This team of store managers, service managers, field managers and associates are exceptionally knowledgeable and capable professionals. They all know our game plan and we are committed to ensuring that 2006 will be the year that both sides of the business contribute to an improved bottom line.



Lawrence N. Stevenson
*Chief Executive Officer*

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# WASHINGTON, D.C. 20549

## FORM 10K

(Mark One)
☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 28, 2006
OR
☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _________ to _________
Commission file number 1-3381

# The Pep Boys—Manny, Moe & Jack

(Exact name of registrant as specified in its charter)

| Pennsylvania | 23-0962915 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. employer identification no.) |
| 3111 West Allegheny Avenue, Philadelphia, PA | 19132 |
| (Address of principal executive office) | (Zip code) |


SEC MAIL
RECEIVED
PROCESSING
MAY 04 2006
WASH. D.C.

215-430-9000
(Registrant's telephone number, including area code)

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, $1.00 par value | New York Stock Exchange |
| Common Stock Purchase Rights | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒. No ☐.

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐. No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act)

Yes ☐ No ☒

As of the close of business on July 29, 2005, the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $701,369,825.

As of March 31, 2006, there were 54,233,005 shares of the registrant's common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

None.

## TABLE OF CONTENTS

PART I

# ITEM 1 BUSINESS

## GENERAL

The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") is a leading automotive retail and service chain. The Company operates in one industry, the automotive aftermarket. The Company is engaged principally in the retail sale of automotive parts, tires and accessories, automotive repairs and maintenance and the installation of parts. The Company's primary operating unit is its SUPERCENTER format. As of January 28, 2006, the Company operated 593 stores consisting of 582 SUPERCENTERS and one SERVICE & TIRE CENTER, having an aggregate of 6,162 service bays, as well as 10 non-service/non-tire format PEP BOYS EXPRESS stores. The Company operates approximately 12,167,000 gross square feet of retail space, including service bays. The SUPERCENTERS average approximately 20,700 square feet and the 10 PEP BOYS EXPRESS stores average approximately 9,700 square feet. The Company believes that its unique SUPERCENTER format offers the broadest capabilities in the industry and positions the Company to gain market share and increase its profitability by serving "do-it-yourself" (retail) and "do-it-for-me" (service labor, installed merchandise and tires) customers with the highest quality merchandise and service offerings.

The following table sets forth the percentage of total revenues from continuing operations contributed by each class of similar products or services for the Company and should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein:

| | Year ended | | |
|---|---|---|---|
| | Jan. 28, 2006 | Jan. 29, 2005 | Jan. 31, 2004 |
| Parts and Accessories | 69.3% | 67.8% | 65.2% |
| Tires | 13.6 | 14.2 | 15.8 |
| Total Merchandise Sales | 82.9 | 82.0 | 81.0 |
| Service | 17.1 | 18.0 | 19.0 |
| Total Revenues | 100.0% | 100.0% | 100.0% |

As of January 28, 2006 the Company operated its stores in 36 states and Puerto Rico. The following table indicates, by state, the number of stores the Company had in operation at the end of fiscal 2001, 2002, 2003, 2004 and 2005, and the number of stores opened and closed by the Company during each of the last four fiscal years:

**NUMBER OF STORES AT END OF FISCAL YEARS 2001 THROUGH 2005**

| State | 2001 Year End | Opened | Closed | 2002 Year End | Opened | Closed | 2003 Year End | Opened | Closed | 2004 Year End | Opened | Closed | 2005 Year End |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Alabama | 1 | — | — | 1 | — | — | 1 | — | — | 1 | — | — | 1 |
| Arizona | 23 | — | — | 23 | — | 1 | 22 | — | — | 22 | — | — | 22 |
| Arkansas | 1 | — | — | 1 | — | — | 1 | — | — | 1 | — | — | 1 |
| California | 135 | — | 1 | 134 | — | 12 | 122 | — | — | 122 | — | 1 | 121 |
| Colorado | 8 | — | — | 8 | — | — | 8 | — | — | 8 | — | — | 8 |
| Connecticut | 8 | — | — | 8 | — | — | 8 | — | — | 8 | — | — | 8 |
| Delaware | 6 | — | — | 6 | — | — | 6 | — | — | 6 | — | — | 6 |
| Florida | 47 | — | — | 47 | — | 4 | 43 | — | — | 43 | — | — | 43 |
| Georgia | 26 | — | — | 26 | — | 1 | 25 | — | — | 25 | — | — | 25 |
| Illinois | 24 | — | — | 24 | — | 1 | 23 | — | — | 23 | — | — | 23 |
| Indiana | 9 | — | — | 9 | — | — | 9 | — | — | 9 | — | — | 9 |
| Kansas | 2 | — | — | 2 | — | — | 2 | — | — | 2 | — | — | 2 |
| Kentucky | 4 | — | — | 4 | — | — | 4 | — | — | 4 | — | — | 4 |
| Louisiana | 10 | — | — | 10 | — | — | 10 | — | — | 10 | — | — | 10** |
| Maine | 1 | — | — | 1 | — | — | 1 | — | — | 1 | — | — | 1 |
| Maryland | 19 | — | — | 19 | — | — | 19 | — | — | 19 | — | — | 19 |
| Massachusetts | 8 | — | — | 8 | — | 1 | 7 | — | — | 7 | — | — | 7 |
| Michigan | 7 | — | — | 7 | — | — | 7 | — | — | 7 | — | — | 7 |
| Minnesota | 3 | — | — | 3 | — | — | 3 | — | — | 3 | — | — | 3 |
| Missouri | 1 | — | — | 1 | — | — | 1 | — | — | 1 | — | — | 1 |
| Nevada | 12 | — | — | 12 | — | — | 12 | — | — | 12 | — | — | 12 |
| New Hampshire | 4 | — | — | 4 | — | — | 4 | — | — | 4 | — | — | 4 |
| New Jersey | 28 | 1 | — | 29 | — | 1 | 28 | — | — | 28 | — | — | 28 |
| New Mexico | 8 | — | — | 8 | — | — | 8 | — | — | 8 | — | — | 8 |
| New York | 30 | 1 | — | 31 | — | 2 | 29 | — | — | 29 | — | — | 29 |
| North Carolina | 11 | — | — | 11 | — | 1 | 10 | — | — | 10 | — | — | 10 |
| Ohio | 13 | — | — | 13 | — | 1 | 12 | — | — | 12 | — | — | 12 |
| Oklahoma | 6 | — | — | 6 | — | — | 6 | — | — | 6 | — | — | 6 |
| Pennsylvania | 45 | — | — | 45 | — | 3 | 42 | — | — | 42 | — | — | 42 |
| Puerto Rico | 27 | — | — | 27 | — | — | 27 | — | — | 27 | — | — | 27 |
| Rhode Island | 3 | — | — | 3 | — | — | 3 | — | — | 3 | — | — | 3 |
| South Carolina | 6 | — | — | 6 | — | — | 6 | — | — | 6 | — | — | 6 |
| Tennessee | 7 | — | — | 7 | — | — | 7 | — | — | 7 | — | — | 7 |
| Texas | 60 | — | — | 60 | — | 5 | 55 | — | — | 55 | — | 1 | 54 |
| Utah | 6 | — | — | 6 | — | — | 6 | — | — | 6 | — | — | 6 |
| Virginia | 17 | — | — | 17 | — | 1 | 16 | — | — | 16 | — | — | 16 |
| Washington | 2 | — | — | 2 | — | — | 2 | — | — | 2 | — | — | 2 |
| Total | 628 | 2 | 1 | 629 | — | 34 | 595 | — | — | 595 | — | 2 | 593 |

** - Includes two stores temporarily closed due to damage sustained as a result of Hurricane Katrina in August 2005.

## STORE IMPROVEMENTS

In fiscal 2005, the Company incurred approximately $68,141,000 of its total capital expenditures of $76,385,000 to maintain and improve its stores. Approximately half of these expenditures resulted from the Company's store redesign plan designed to better merchandise its retail business, to promote cross-selling and improve the overall customer experience. In fiscal 2005, the Company remodeled and grand reopened 181 stores. An additional 40 stores were not yet grand reopened at year end. These 40 stores plus between 75-125 additional stores are expected to be remodeled and grand reopened in fiscal 2006. In fiscal 2007, we expect to remodel and grand reopen between 125-150 stores with the balance of the store network expected to be completed in 2008. The Company expects to fund the redesign plan from net cash generated from operating activities and its existing line of credit.

## PRODUCTS AND SERVICES

Each Pep Boys SUPERCENTER and PEP BOYS EXPRESS store carries a similar product line, with variations based on the number and type of cars registered in the markets where the store is located. A full complement of inventory at a typical SUPERCENTER includes an average of approximately 23,000 items (approximately 21,000 items at a PEP BOYS EXPRESS store). The Company's product lines include: tires (not stocked at PEP BOYS EXPRESS stores); batteries; new and remanufactured parts for domestic and import vehicles; chemicals and maintenance items; fashion, electronic, and performance accessories; personal transportation merchandise; and select non-automotive merchandise that appeals to automotive "Do-It-Yourself" customers, such as generators, power tools and canopies.

In addition to offering a wide variety of high quality name brand products, the Company sells an array of high quality products under various private label names. The Company sells tires under the names CORNELL®, FUTURA® and DEFINITY™; and batteries under the name PROSTART®. The Company also sells wheel covers under the name FUTURA®; water pumps and cooling system parts under the name PROCOOL®; air filters, anti-freeze, chemicals, cv axles, lubricants, oil, oil filters, oil treatments, transmission fluids and wiper blades under the name PROLINE®; alternators, battery booster packs and starters under the name PROSTART®; power steering hoses and power steering pumps under the name PROSTEER®; brakes under the name PROSTOP®; and paints under the name VARSITY®. All products sold by the Company under various private label names accounted for approximately 22% of the Company's merchandise sales in fiscal 2005, and approximately 26% and 33% in fiscal 2004 and 2003.

The Company has service bays in 583 of its 593 locations. While each service department has the ability to perform virtually all types of automotive service (except body work), the Company continuously evaluates the types of services it offers, focusing on the most profitable maintenance and repair services.

The Company's commercial automotive parts delivery program, branded PEP EXPRESS PARTS®, is designed to increase the Company's market share with the professional installer and to leverage its inventory investment. The program satisfies the installed merchandise customer by taking advantage of the breadth and quality of its parts inventory as well as its experience supplying its own service bays and mechanics. As of January 28, 2006, 477, or approximately 80%, of the Company's stores provide commercial parts delivery.

The Company has a point-of-sale system in all of its stores, which gathers sales and gross profit data by stock-keeping unit from each store on a daily basis. This information is then used by the Company to help formulate its pricing, marketing and merchandising strategies. The Company has an electronic parts catalog and an electronic commercial invoicing system in all of its stores. The Company has an electronic work order system in all of its service centers. This system creates a service history for each vehicle, provides customers with a comprehensive sales document and enables the Company to maintain a service customer database.

The Company primarily uses an "Everyday Low Price" (EDLP) strategy in establishing its selling prices. Management believes that EDLP provides better value to its customers on a day-to-day basis, helps level customer demand and allows more efficient management of inventories. On a weekly basis, the Company employs a promotional pricing strategy on select items to drive increased customer traffic.

The Company uses various forms of advertising to promote its category-dominant product offering, its state-of-the-art service and repair capabilities and its commitment to customer service and satisfaction. The Company is committed to an effective promotional schedule with a weekly circular program, extra-effort promotions supported by Run of Paper (ROP) and radio and television advertising during highly seasonal times of the year and various in-store promotions. The Company uses a substantial amount of vendor co-op funds in support of its advertising program. In the fourth quarter of 2005, the Company restructured substantially all of its vendor agreements to provide greater flexibility in how the Company can use vendor support funds- see note 1 of Item 8. Financial Statements and Supplemental Data.

In fiscal 2005, approximately 39% of the Company's total revenues were cash transactions (including personal checks) with the remainder being credit and debit card transactions and commercial credit accounts.

The Company does not experience significant seasonal fluctuation in the generation of its revenues.

## STORE OPERATIONS AND MANAGEMENT

All Pep Boys stores are open seven days a week. Each SUPERCENTER has a Retail Manager and Service Manager (PEP BOYS EXPRESS STORES only have a Retail Manager) who report up through a distinct organization of Area Directors and Divisional Vice Presidents specializing in operating their respective businesses. The Divisional Vice Presidents- Service report to the Senior Vice President- Service. The Senior Vice President- Service and Divisional Vice Presidents- Retail report to the Senior Vice President -Operations, who in turn reports directly to the Chief Executive Officer. The Chief Executive Officer also serves as the Company's Chief Operations Officer. A Retail Manager's and a Service Manager's average length of service with the Company is approximately 7.5 and 5 years, respectively.

Supervision and control over the individual stores are facilitated by means of the Company's computer system, operational handbooks and regular visits to the individual stores by Area Directors and Divisional Vice Presidents. All of the Company's advertising, accounting, purchasing, management information systems, and most of its administrative functions are conducted at its corporate headquarters in Philadelphia, Pennsylvania. Certain administrative functions for the Company's divisional operations are performed at various regional offices of the Company. See "Properties."

## INVENTORY CONTROL AND DISTRIBUTION

Most of the Company's merchandise is distributed to its stores from its warehouses primarily by dedicated and contract carriers. Target levels of inventory for each product have been established for each of the Company's warehouses and stores and are based upon prior shipment history, sales trends and seasonal demand. Inventory on hand is compared to the target levels on a weekly basis at each warehouse. If the inventory on hand at a warehouse is below the target levels, the Company's buyers order merchandise from its suppliers.

Each Pep Boys store has an automatic inventory replenishment system that automatically orders additional inventory when a store's inventory on hand falls below the target levels. In addition, the Company's centralized buying system, coupled with continued advancement in its warehouse and distribution systems, has enhanced the Company's ability to control its inventory.

## SUPPLIERS

During fiscal 2005, the Company's ten largest suppliers accounted for approximately 35% of the merchandise purchased by the Company. No single supplier accounted for more than 15% of the Company's purchases. The Company has no long-term contracts under which the Company is required to purchase merchandise. Management believes that the relationships the Company has established with its suppliers are generally good.

In the past, the Company has not experienced difficulty in obtaining satisfactory sources of supply and believes that adequate alternative sources of supply exist, at substantially similar cost, for virtually all types of merchandise sold in its stores.

## COMPETITION

The business of the Company is highly competitive. The Company encounters competition from nationwide and regional chains and from local independent merchants. The Company's competitors include general, full range, discount or traditional department stores which carry automotive parts and accessories and/or have automotive service centers, as well as specialized automotive retailers. Generally, the specialized automotive retailers focus on either the "do-it-yourself" or "do-it-for-me" areas of the business. The Company believes that its operation in both the "do-it-yourself" and "do-it-for-me" areas of the business positively differentiates it from most of its competitors. However, certain competitors are larger in terms of sales volume, store size, and/or number of stores. Therefore, these competitors have access to greater capital and management resources and have been operating longer in particular geographic areas than the Company.

Although the Company's competition varies by geographic area, the Company believes that it generally has a favorable competitive position in terms of depth and breadth of product line, price, quality of personnel and customer service.

The Company believes that the warranty policies in connection with the higher priced items it sells, such as tires, batteries, brake linings and other major automotive parts and accessories, are comparable or superior to those of its competitors.

## REGULATION

The Company is subject to various federal, state and local laws and governmental regulations relating to the operation of its business, including those governing the handling, storage and disposal of hazardous substances contained in the products it sells and uses in its service bays, the recycling of batteries, tires and used lubricants, and the ownership and operation of real property.

## EMPLOYEES

At January 28, 2006, the Company employed 19,980 persons as follows:

| Description | Full-time | % | Part-time | % | Total | % |
|---|---|---|---|---|---|---|
| Retail | 5,410 | 37.6 | 3,943 | 70.2 | 9,353 | 46.8 |
| Service Center | 7,202 | 50.2 | 1,582 | 28.1 | 8,784 | 44.0 |
| STORE TOTAL | 12,612 | 87.8 | 5,525 | 98.3 | 18,137 | 90.8 |
| Warehouses | 747 | 5.2 | 85 | 1.5 | 832 | 4.2 |
| Offices | 999 | 7.0 | 12 | 0.2 | 1,011 | 5.0 |
| TOTAL EMPLOYEES | 14,358 | 100.0 | 5,622 | 100.0 | 19,980 | 100.0 |

The Company had no union employees as of January 28, 2006. At the end of fiscal 2004, the Company employed approximately 14,015 full-time and 6,766 part-time employees.

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein, including in Item 1 "Business" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations", constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. The words "guidance," "expects," "anticipates," "estimates," "forecasts" and similar expressions are intended to identify these forward-looking statements. Forward-looking statements include management's expectations regarding future financial performance, automotive aftermarket trends, levels of competition, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and litigation. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved. Our actual results may differ materially from the results discussed in the forward-looking statements due to factors beyond our control, including the strength of the national and regional economies, retail and commercial consumers' ability to spend, the health of the various sectors of the automotive aftermarket, the weather in geographical regions with a high concentration of our stores, competitive pricing, the location and number of competitors' stores, product and labor costs and the additional factors described in our filings with the Securities and Exchange Commission ("SEC"). We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

## SEC REPORTING

We electronically file certain documents with, or furnish such documents to, the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, along with any related amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. From time-to-time, we may also file registration and related statements pertaining to equity or debt offerings. You may read and copy any materials we file with the SEC at the SEC's Office of Filings and Information Services at 100 F Street, NW, Washington, DC 20549. You may obtain information regarding the Office of Filings and Information Services by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file or furnish documents electronically with the SEC.

We provide free electronic access to our annual, quarterly and current reports (and all amendments to these reports) on our Internet website, www.pepboys.com. These reports are available on our website as soon as reasonably practicable after we electronically file or furnish such materials with or to the SEC. Information on our website does not constitute part of this Annual Report, and any references to our website herein are intended as inactive textual references only. You may also contact our investor relations department at 215-430-9720 for copies of these reports free of charge.

Our Code of Ethics, the Board of Directors Code of Conduct and the charters of our audit, human resources and nominating and governance committees may be found under the About Pep Boys—Corporate Governance section of our website. A copy of the corporate governance materials is available upon written request.

## EXECUTIVE OFFICERS OF THE COMPANY

The following table indicates the names, ages and tenures with the Company and positions (together with the year of election to such positions) of the executive officers of the Company:

| Name | Age | Tenure with Company | Position with the Company and Date of Election to Position |
|---|---|---|---|
| Lawrence N. Stevenson | 49 | 3 years | Chief Executive Officer since May 2003 |
| Harold L. Smith | 55 | 3 years | Executive Vice President—Merchandising, Marketing, Supply Chain and Commercial since August 2003 |
| Mark S. Bacon | 42 | 1 year | Senior Vice President—Operations since October 2005 |
| Joseph A. Cirelli | 46 | 29 years | Senior Vice President—Service since October 2005 |
| Mark L. Page | 49 | 30 years | Senior Vice President—Parts and Tires since October 2005 |
| Harry F. Yanowitz | 39 | 3 years | Senior Vice President—Chief Financial Officer since August 2004 |

Lawrence N. Stevenson, Chief Executive Officer, joined Pep Boys in May 2003 after having most recently served as the CEO of Chapters, Canada's largest book retailer. Prior to his seven years at Chapters, Mr. Stevenson spent nine years with Bain & Company, which included serving as the Managing Director of their Canadian operation.

Harold L. Smith, Executive Vice President—Merchandising, Marketing, Supply Chain and Commercial, joined the Company in August 2003 after most recently serving in such capacity for CSK Auto. Prior to CSK Auto, Mr. Smith served as the President of Bass Pro Companies, a leading outdoor recreation retailer. Before Bass Pro, he served as CEO of several retail companies, including Builders Emporium, Ernst Home Centers, and Homeowners Do-It-Yourself Centers.

Mark S. Bacon, Senior Vice President—Operations, joined the Company in February 2005 as Senior Vice President – Retail Operations after most recently serving as Senior Vice President, Sales and Operations for Staples. He assumed overall responsibility for both retail and service operations in October 2005. Prior to joining Staples, Mr. Bacon held various operations positions with companies such as Wal-Mart and Hills Stores.

Joseph A. Cirelli was named Senior Vice President – Service in October 2005. Since March 1977, Mr. Cirelli has served the Company in positions of increasing seniority, including Vice President – Real Estate and Development, Vice President – Operations Administration, and Vice President – Customer Satisfaction.

Mark L. Page was named Senior Vice President—Parts & Tires in October 2005 and has been a Senior Vice President of the Company since March 1993. Since June 1975, Mr. Page has served the Company in various store operations positions of increasing seniority.

Harry F. Yanowitz was named Senior Vice President—Chief Financial Officer in August 2004. Mr. Yanowitz joined the Company in June 2003 as Senior Vice President—Strategy & Business Development after having most recently served as Managing Director of Sherpa Investments, a private investment firm. Previously, he was President of Chapters during Mr. Stevenson's tenure. Prior to joining Chapters, Mr. Yanowitz was a consultant with Bain & Company.

Each of the officers serves at the pleasure of the Board of Directors of the Company.

## ITEM 1A RISK FACTORS

Our business faces significant risks. The risks described below may not be the only risks we face. If any of the events or circumstances described as risks below actually occurs, our business, results of operations or financial condition could be materially and adversely affected.

### Risks Related to Pep Boys

***If we are unable to generate sufficient cash flows from our operations, our liquidity will suffer and we may be unable to satisfy our obligations.***

We require significant capital to fund our business. While we believe we have the ability to sufficiently fund our planned operations and capital expenditures for the balance of fiscal year 2006, circumstances could arise that would materially affect our liquidity. For example, cash flows from our operations could be affected by changes in consumer spending habits or the failure to maintain favorable vendor payment terms or our inability to successfully implement sales growth initiatives. We may be unsuccessful in securing alternative financing when needed, on terms that we consider acceptable, or at all.

The degree to which we are leveraged could have important consequences to your investment in our securities, including the following risks:

- our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired in the future;
- a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our debt, thereby reducing the funds available for other purposes;
- our failure to comply with financial and operating restrictions placed on us and our subsidiaries by our credit facilities could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or our prospects; and
- if we are substantially more leveraged than some of our competitors, we might be at a competitive disadvantage to those competitors that have lower debt service obligations and significantly greater operating and financial flexibility than we do.

***We depend on our relationships with our vendors and a disruption of these relationships or of our vendors' operations could have a material adverse effect on our business and results of operations.***

Our business depends on developing and maintaining productive relationships with our vendors. Many factors outside our control may harm these relationships. For example, financial difficulties that some of our vendors may face may increase the cost of the products we purchase from them. In addition, our failure to promptly pay, or order sufficient quantities of inventory from our vendors may increase the cost of products we purchase or may lead to vendors refusing to sell products to us at all. The recent trend towards consolidation among automotive parts suppliers may also disrupt our relationships with some vendors. A disruption of our vendor relationships or a disruption in our vendors' operations could have a material adverse effect on our business and results of operations.

***We depend on our senior management team and our other personnel, and we face substantial competition for qualified personnel.***

Our success depends in part on the efforts of our senior management team. Our continued success will also depend upon our ability to retain existing, and attract additional, qualified field personnel to meet our needs. We face substantial competition, both from within and outside of the automotive aftermarket to retain and attract qualified personnel. In addition, we believe that the number of qualified automotive service technicians in the industry is generally insufficient to meet demand.

*We face possible adverse changes in tax laws.*

From time to time changes in state and local tax laws or regulations are enacted, which may increase our tax liability. The shortfalls in tax revenues for states and municipalities in recent years have led and may continue to lead to an increase in the frequency and scope of such changes and to increases in the number of tax audits initiated by such jurisdictions, particularly with respect to large and well-known retailers. We also face the risk that tax authorities may challenge certain aspects of our acquisition, operation or disposition of properties. If such challenges are successful, we may be required to pay additional taxes on our assets or income and may be assessed interest and penalties on such additional taxes. These increased tax costs could adversely affect our financial condition and results of operations and our ability to make interest payments to holders of the notes.

***We are subject to environmental laws and may be subject to environmental liabilities that could have a material adverse effect on us in the future.***

We are subject to various federal, state and local laws and governmental regulations relating to the operation of our business, including those governing the handling, storage and disposal of hazardous substances contained in the products we sell and use in our service bays, the recycling of batteries, tires and used lubricants, and the ownership and operation of real property. As a result of investigations undertaken in connection with a number of our store acquisitions and financings, we are aware that soil or groundwater may be contaminated at some of our properties. Any failure by us to comply with environmental laws and regulations could have a material adverse effect on us.

**Risks Related to Our Industry**

***Our industry is highly competitive, and price competition in some categories of the automotive aftermarket or a loss of trust in our participation in the "do-it-for-me" market, could cause a material decline in our revenues and earnings.***

The automotive aftermarket retail and service industry is highly competitive and subjects us to a wide variety of competitors. We compete primarily with the following types of businesses in each category of the automotive aftermarket:

***Do-It-Yourself***

*Retail*

- automotive parts and accessories stores;
- automobile dealers that supply manufacturer replacement parts and accessories; and
- mass merchandisers and wholesale clubs that sell automotive products and select non-automotive merchandise that appeals to automotive "Do-It-Yourself" customers, such as generators, power tools and canopies.

***Do-It-For-Me***

*Service Labor*

- regional and local full service automotive repair shops;
- automobile dealers that provide repair and maintenance services;
- national and regional (including franchised) tire retailers that provide additional automotive repair and maintenance services; and
- national and regional (including franchised) specialized automotive (such as exhaust, brake and transmission) repair facilities that provide additional automotive repair and maintenance services.

*Installed Merchandise/Commercial*

- mass merchandisers, wholesalers and jobbers (some of which are associated with national parts distributors or associations).

*Tire Sales*

- national and regional (including franchised) tire retailers; and
- mass merchandisers and wholesale clubs that sell tires.

A number of our competitors have more financial resources, are more geographically diverse or have better name recognition than we do, which might place us at a competitive disadvantage to those competitors. Because we seek to offer competitive prices, if our competitors reduce their prices we may also be forced to reduce our prices, which could cause a material decline in our revenues and earnings and hinder our ability to service our debt.

With respect to the service labor category, the majority of consumers are unfamiliar with their vehicle's mechanical operation and, as a result, often select a service provider based on trust. Potential occurrences of negative publicity associated with the Pep Boys brand, the products we sell or installation or repairs performed in our service bays, whether or not factually accurate, could cause consumers to lose confidence in our products and services in the short or long term, and cause them to choose our competitors for their automotive service needs.

***Vehicle miles driven may decrease, resulting in a decline of our revenues and negatively affecting our results of operations.***

Our industry depends on the number of vehicle miles driven. Factors that may cause the number of vehicle miles and our revenues and our results of operations to decrease include:

- the weather – as vehicle maintenance may be deferred during periods of inclement weather;
- the economy – as during periods of poor economic conditions, customers may defer vehicle maintenance or repair, and during periods of good economic conditions, consumers may opt to purchase new vehicles rather than service the vehicles they currently own and replace worn or damaged parts;
- gas prices – as increases in gas prices may deter consumers from using their vehicles; and
- travel patterns – as changes in travel patterns may cause consumers to rely more heavily on train and airplane transportation.

## ITEM 1B UNRESOLVED STAFF COMMENTS

None.

## ITEM 2 PROPERTIES

The Company owns its five-story, approximately 300,000 square foot corporate headquarters in Philadelphia, Pennsylvania. The Company also owns the following administrative regional offices—approximately 4,000 square feet of space in each of Melrose Park, Illinois and Bayamon, Puerto Rico. In addition, the Company leases approximately 4,000 square feet of space for administrative regional offices in each of Decatur, Georgia and Richardson, Texas. The Company owns a three-story, approximately 60,000 square foot structure in Los Angeles, California in which it occupies 7,200 square feet and sublets the remaining square footage to tenants.

Of the 593 store locations operated by the Company at January 28, 2006, 325 are owned and 268 are leased.

The following table sets forth certain information regarding the owned and leased warehouse space utilized by the Company for its 593 store locations at January 28, 2006:

| Warehouse Location | Products Warehoused | Square Footage | Owned or Leased | Stores Serviced | States Serviced |
|---|---|---|---|---|---|
| San Bernardino, CA | All | 600,000 | Leased | 150 | AZ, CA, NM, NV, UT, WA |
| Atlanta, GA | All | 392,000 | Owned | 133 | AL, FL, GA, LA, NC, PR, SC, TN, VA |
| Mesquite, TX | All | 244,000 | Owned | 90 | AR, AZ, CO, LA, NM, OK, TX |
| Plainfield, IN | All | 403,000 | Leased | 78 | IL, IN, KS, KY, MI, MN, MO, OH, OK, PA, TN, VA |
| Chester, NY | All | 400,400 | Leased | 141 | CT, DE, MA, MD, ME, NH, NJ, NY, PA, RI, VA |
| Middletown, NY | All except tires | 90,000 | Leased | - | This facility does not ship directly to stores |
| Total | | 2,129,400 | | 592 | |

This table does not include the service only store located in Moorestown, NJ under stores serviced. In 2005 and 2004 the Company also utilized approximately 1,000,000 aggregate cubic feet of outside storage space to provide temporary storage of merchandise items. The Company anticipates that its existing and future warehouse space and its access to outside storage will accommodate inventory necessary to support future store expansion and any increase in stock-keeping units through the end of fiscal 2006.

## ITEM 3 LEGAL PROCEEDINGS

The Company is not currently engaged in any litigation arising outside the ordinary course of its business that it believes to be material. The Company is party to various actions and claims, including purported class actions, arising in the normal course of business. The Company believes that amounts accrued for awards or assessments in connection with such matters are adequate and that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

## ITEM 4 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the fourth quarter of the fiscal year ended January 28, 2006.

## PART II

### ITEM 5 MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of The Pep Boys—Manny, Moe & Jack is listed on the New York Stock Exchange under the symbol "PBY". There were 6,440 registered shareholders as of March 31, 2006. The following table sets forth for the periods listed, the high and low sale prices and the cash dividends paid on the Company's common stock.

### MARKET PRICE PER SHARE

| | Market Price Per Share | | Cash Dividends |
|---|---|---|---|
| | High | Low | Per Share |
| **Fiscal year ended January 28, 2006** | | | |
| Fourth Quarter | $ 15.99 | $ 12.54 | $ 0.0675 |
| Third Quarter | 14.84 | 11.75 | 0.0675 |
| Second Quarter | 15.24 | 12.54 | 0.0675 |
| First Quarter | 18.80 | 14.06 | 0.0675 |
| **Fiscal year ended January 29, 2005** | | | |
| Fourth Quarter | $ 17.24 | $ 13.06 | $ 0.0675 |
| Third Quarter | 20.70 | 11.83 | 0.0675 |
| Second Quarter | 28.10 | 20.36 | 0.0675 |
| First Quarter | 29.37 | 21.29 | 0.0675 |

It is the present intention of the Company's Board of Directors to continue to pay regular quarterly cash dividends; however, the declaration and payment of future dividends will be determined by the Board of Directors in its sole discretion and will depend upon the earnings, financial condition and capital needs of the Company and other factors which the Board of Directors deems relevant.

### EQUITY COMPENSATION PLANS

The following table sets forth the Company's shares authorized for issuance under its equity compensation plans at January 28, 2006:

| | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average price of outstanding options (excluding securities reflected in column (a)) (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 4,676,281 | $ 15.04 | 1,335,524 |
| Equity compensation plans not approved by security holders | 174,540[(1)] | 8.70 | — |
| Total | 4,850,821 | 14.81 | 1,335,524 |

[(1)] Inducement options granted to the current CEO in connection with his hire.

## ITEM 6 SELECTED FINANCIAL DATA

The following tables set forth the selected financial data for the Company and should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein.

***(dollar amounts are in thousands, except share data)***

| Year ended | Jan. 28, 2006 | Jan. 29, 2005 | Jan. 31, 2004 | Feb. 1, 2003 | Feb. 2, 2002 |
|---|---|---|---|---|---|
| **STATEMENT OF OPERATIONS DATA** | | | | | |
| Merchandise sales | $ 1,852,067 | $ 1,860,628 | $ 1,726,010 | $ 1,695,275 | $ 1,704,841 |
| Service revenue | 383,159 | 409,346 | 405,309 | 399,553 | 402,928 |
| Total revenues | 2,235,226 | 2,269,974 | 2,131,319 | 2,094,828 | 2,107,769 |
| Gross profit from merchandise sales | 480,872 | 528,900(2) | 485,207(3) | 508,871(4) | 493,459(5) |
| Gross profit from service revenue | 30,446 | 92,694 | 94,659(3) | 100,182(4) | 99,232(5) |
| Total gross profit | 511,318 | 621,594(2) | 579,866(3) | 609,053(4) | 592,691(5) |
| Selling, general and administrative expenses | 522,501(1) | 546,808(2) | 569,288(3) | 503,645(4) | 497,284(5) |
| Operating (loss) profit | (11,183)(1) | 74,786(2) | 10,578(3) | 105,407(4) | 95,407(5) |
| Non-operating income | 3,897 | 1,824 | 3,340 | 3,097 | 4,623 |
| Interest expense | 49,040 | 35,965 | 38,255 | 47,237 | 53,709 |
| (Loss) earnings from continuing operations before income taxes and cumulative effect of change in accounting principle | (56,326)(1) | 40,645(2) | (24,337)(3) | 61,267(4) | 46,321(5) |
| Net (loss) earnings from continuing operations before cumulative effect of change in accounting principle | (35,773)(1) | 25,455(2) | (15,383)(3) | 38,393(4) | 29,765(5) |
| Discontinued operations, net of tax | 266 | (1,876) | (16,027) | 1,075 | 602 |
| Cumulative effect of change in accounting principle, net of tax | (2,021) | — | (2,484) | — | — |
| Net (loss) earnings | (37,528)(1) | 23,579(2) | (33,894)(3) | 39,468(4) | 30,367(5) |
| **BALANCE SHEET DATA** | | | | | |
| Working capital | $ 247,526 | $ 180,651 | $ 76,227 | $ 130,680 | $ 115,201 |
| Current ratio | 1.43 to 1 | 1.27 to 1 | 1.10 to 1 | 1.24 to 1 | 1.21 to 1 |
| Merchandise inventories | $ 616,292 | $ 602,760 | $ 553,562 | $ 488,882 | $ 519,473 |
| Property and equipment-net | 947,389 | 945,031 | 923,209 | 974,673 | 1,008,697 |
| Total assets | 1,821,753 | 1,867,023 | 1,778,046 | 1,741,650 | 1,755,990 |
| Long-term debt (includes all convertible debt) | 586,239 | 471,682 | 408,016 | 525,577 | 544,418 |
| Total stockholders' equity | 594,565 | 653,456 | 569,734 | 605,880 | 578,010 |
| **DATA PER COMMON SHARE** | | | | | |
| Basic (loss) earnings from continuing operations before cumulative effect of change in accounting principle | $ (0.65)(1) | $ 0.45(2) | $ (0.29)(3) | $ 0.75(4) | $ 0.58(5) |
| Basic (loss) earnings | (0.69)(1) | 0.42(2) | (0.65)(3) | 0.77(4) | 0.59(5) |
| Diluted (loss) earnings from continuing operations before cumulative effect of change in accounting principle | (0.65)(1) | 0.44(2) | (0.29)(3) | 0.72(4) | 0.57(5) |
| Diluted net (loss) earnings | (0.69)(1) | 0.41(2) | (0.65)(3) | 0.74(4) | 0.58(5) |
| Cash dividends declared | 0.27 | 0.27 | 0.27 | 0.27 | 0.27 |
| Stockholders' equity | 10.97 | 11.87 | 10.79 | 11.73 | 11.24 |
| Common share price range: | | | | | |
| High | 18.80 | 29.37 | 23.99 | 19.38 | 18.48 |
| Low | 11.75 | 11.83 | 6.00 | 8.75 | 4.40 |
| **OTHER STATISTICS** | | | | | |
| Return on average stockholders' equity | (6.0)% | 3.9% | (5.8)% | 6.7% | 5.3% |
| Common shares issued and outstanding | 54,208,803 | 55,056,641 | 52,787,148 | 51,644,578 | 51,430,861 |
| Capital expenditures | $ 92,083 | $ 103,766 | $ 43,262 | $ 43,911 | $ 25,375 |
| Number of retail outlets | 593 | 595 | 595 | 629 | 628 |
| Number of service bays | 6,162 | 6,181 | 6,181 | 6,527 | 6,507 |

(1) Includes a pretax charge of $4,200 related to an asset impairment charge reflecting the remaining value of a commercial sales software asset, which was included in selling, general and administrative expenses.

(2) Includes a pretax charge of $6,911 related to certain executive severance obligations, which was included in selling, general and administrative expenses, and a pretax gain of $12,695 on the disposal of one of the Company's distribution centers, which was included in gross profit from merchandise sales.

(3) Includes pretax charges of $88,980 related to corporate restructuring and other one-time events of which $29,308 reduced gross profit from merchandise sales, $3,278 reduced gross profit from service revenue and $56,394 was included in selling, general and administrative expenses.

(4) Includes pretax charges of $2,529 related to the Profit Enhancement Plan of which $2,014 reduced the gross profit from merchandise sales, $491 reduced gross profit from service revenue and $24 was included in selling, general and administrative expenses.

(5) Includes pretax charges of $5,197 related to the Profit Enhancement Plan of which $4,169 reduced the gross profit from merchandise sales, $813 reduced gross profit from service revenue and $215 was included in selling, general and administrative expenses.

## ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## OVERVIEW

### *Introduction*

Pep Boys is a leader in the automotive aftermarket, with 593 stores and more than 6,000 service bays located throughout 36 states and Puerto Rico. All of our stores feature the nationally recognized Pep Boys brand name, established through more than 80 years of providing high-quality automotive merchandise and services, and are company-owned, ensuring chain-wide consistency for our customers. We are the only national chain offering automotive service, accessories, tires and parts under one roof, positioning us to achieve our goal of becoming the category dominant one-stop shop for automotive maintenance and accessories.

Of our 593 stores, 582 are what we refer to as SUPERCENTERS, which feature an average of 11 state-of-the-art service bays, with an average of more than 20,000 square feet per SUPERCENTER. Our store size allows us to display and sell a more complete offering of merchandise in a wider array of categories than our competitors, with a focus on the high-growth accessories segment and a comprehensive tire offering. We leverage this investment in inventory through our ability to install what we sell in our service bays and by offering this merchandise to both commercial and retail customers.

We had total revenues of $2,235,226,000 and an operating loss of $11,183,000 in fiscal 2005. For the fifty-two weeks ended January 28, 2006 our comparative sales decreased by 1.3% compared to increases of 6.6% and 1.6% for the fifty-two weeks ended January 29, 2005 and January 31, 2004, respectively. This decrease in comparable sales was due primarily to a 6.1% decrease in comparable service revenue. Comparable sales were negatively impacted by disruptions: (1) in our stores, resulting from our recent initiatives designed to improve our long-term performance, such as our store refurbishment program, a field reorganization into separate retail and service teams and human resources recruiting and training initiatives; and (2) in the economy, resulting from higher gasoline prices which decreased both our customers' disposable income and the amount of miles driven. All stores that are included in the comparable store sales base as of the end of the period are included in the Company's comparable store data calculations. Upon reaching its 13th month of operation, a store is added to our comparable store sales base. Stores are removed from the comparable store sales base upon their relocation or closure. Once a relocated store reaches its 13th month of operation at its new location, it is added back into our comparable store sales base. Square footage increases are infrequent and immaterial and, accordingly, are not considered in our calculations of comparable store data.

During 2005 we increased our total debt by $74,932,000 due to operating losses, investments in inventory, our ongoing store refurbishment program, repurchases of common equity and costs to refinance company indebtedness. In addition, we refinanced $183,444,000 of debt and associated costs, which had maturity dates in 2005 and 2006. The above increases in debt and maturities were financed through the issuance of a $200,000,000 senior secured term loan and our existing credit facility. Since 1950, we have paid a quarterly cash dividend on an uninterrupted basis, and we are currently paying a dividend at an annualized rate of $0.27 per share.

During 2005 we reinvested in our existing stores to redesign their interiors and enhance their exterior appeal. Our new interior design features four distinct merchandising worlds: accessories (fashion, electronic and performance merchandise), maintenance (hard parts and chemicals), garage (repair shop and travel) and service (including tire, wheel and accessory installation). We believe that this layout provides customers with a clear and concise way of finding what they need and will promote cross-selling. In most of our stores, we have moved our service desks and waiting areas inside the retail stores adjacent to our tire offering displays. Modifications to the exterior of our stores are designed to increase customer traffic.

During 2005 we grand reopened 181 stores in the following markets: Los Angeles, CA – 76 (first quarter); Chicago, IL, and Philadelphia, PA – 69 (second quarter); Harrisburg, PA – 5 (third quarter); Las Vegas, NV, Phoenix, AZ and Tucson, AZ – 31 (fourth quarter). Over the next three fiscal years we expect to remodel and grand reopen approximately 350 more stores, as follows: 75-125 stores in fiscal 2006; 125-150 stores in fiscal 2007; and the balance in fiscal 2008.

On the first day of fiscal 2005, the Company separated its field organization into separate Retail and Service organizations. The restructuring, which allows the Company to hire management employees with industry specific experience in retail or service, is designed to sharpen the focus on each side of the business thereby improving overall profitability.

*Business Strategy*

Our strategy to become the category dominant one-stop shop for automotive maintenance and accessories includes:

- *Improving Our Merchandising Capabilities.* We will continue to merchandise our stores with a new and flexible product mix designed to increase customer purchases. We will take advantage of our industry-leading average retail square footage to increase the appeal of our merchandise displays. We utilize product-specific advertising to highlight promotional items and pricing, primarily through weekly print advertising.

- *Enhancing Our Stores.* We are investing in our existing stores to redesign our interiors and enhance their exterior appeal. We believe that this layout will provide customers with a clear and concise way of finding what they need and will promote cross-selling.

- *Improving Service Center Performance.* We are working to improve the financial performance of our service center operations by improving tire sales and related attachment sales, and improving labor productivity. To improve tire sales, we have reduced our advertised opening price points, while offering attractive opportunities for customers to upgrade to tires with better warranties, features, or brands. In addition, we have emphasized training our staff to offer beneficial services related to each tire sale such as wheel balancing, alignments and warranties, as well as to provide a thorough safety check that highlights any further car maintenance or repair needs. In 2005, we changed the organization of our field supervision team to focus the supervision of service and tires sales activities. We also increased turnover of poorly performing service managers. These activities were disruptive, as many of our service managers and other supervisory positions were new to the Company in 2005, but we believe the skills and background of these associates will aid performance in future years. In addition, as we worked to build the capabilities of our service personnel, we maintained their staffing levels despite lower service and tires sales volumes. In 2006, we intend to more closely tailor our labor costs to labor sales volumes providing an opportunity to improve labor productivity going forward.

- *Improve Store Productivity.* We expect to focus on improving the returns of our investment in store assets through managing our store portfolio, and taking advantage of opportunities for store relocations, disposals or new store additions. Any net store growth will focus primarily upon increasing penetration in our existing markets to further leverage our investments. The format of these new stores is likely to include both SUPERCENTERS and a service-only format that will utilize existing SUPERCENTERS for most of their inventory needs.

The following discussion explains the material changes in our results of operations for the fifty-two weeks ended January 28, 2006, January 29, 2005, and January 31, 2004.

## CAPITAL & LIQUIDITY

### *Capital Resources and Needs*

In fiscal 2005, as a result of lower operating profitability, capital expenditures for our store redesign and refurbishment program, an increase in inventory and share repurchases, we increased our debt by $74,932,000 and decreased our cash and cash equivalents by $34,477,000. For fiscal 2006, we plan to open or relocate fewer than five stores and to refurbish 75-125 stores, as compared to 181 grand reopenings in fiscal 2005. The completion of the refurbishment program is expected in fiscal 2008. Our capital expenditure program for fiscal 2006 is expected to be less than anticipated depreciation and amortization of $80,000,000, and inventory levels in 2006 should be similar to those of 2005. We anticipate that improved cash provided from operations, our existing line of credit, cash on hand and future access to capital markets will exceed our expected cash requirements in fiscal 2006 and 2007.

In fiscal 2005, merchandise inventories increased as the Company continued initiatives begun in fiscal 2003 designed to feature new, complementary product lines. In fiscal 2004, merchandise inventories also increased with the commencement of this new merchandising initiative. The Company maintained the average number of stock-keeping units per store at approximately 23,000 in fiscal 2005.

The Company's working capital was $247,526,000 at January 28, 2006, $180,651,000 at January 29, 2005, and $76,227,000 at January 31, 2004. The Company's long-term debt, as a percentage of its total capitalization, was 50% at January 28, 2006 and 42% at January 29, 2005 and January 31, 2004, respectively. As of January 28, 2006, the Company had a $357,500,000 line of credit, with an availability of approximately $166,000,000. Our current portion of long term debt is $1,257,000 at January 28, 2006.

In the third quarter of fiscal 2004, the Company announced a share repurchase program for up to $100,000,000 of the Company's shares. The Company repurchased approximately 1,283,000 shares during fiscal 2005 for approximately $15,562,000. The repurchase program was extended through September 8, 2006. As of January 28, 2006, the Company had repurchased a total of 4,359,600 shares at an average cost of $12.68 per share ($55,280,000).

### *Contractual Obligations*

The following chart represents the Company's total contractual obligations and commercial commitments as of January 28, 2006:

***(dollar amounts in thousands)***

| Obligation | Total | Due in less than 1 year | Due in 1–3 years | Due in 3–5 years | Due after 5 years |
|---|---|---|---|---|---|
| Long-term debt [1] | $ 586,667 | $ 2,548 | $ 123,256 | $ 260,685 | $ 200,178 |
| Operating leases | 503,016 | 61,930 | 116,949 | 87,294 | 236,843 |
| Expected scheduled interest payments on all long – term debt | 227,202 | 31,794 | 90,248 | 75,160 | 30,000 |
| Capital leases | 829 | 209 | 466 | 154 | — |
| Total cash obligations | $ 1,317,714 | $ 96,481 | $ 330,919 | $ 423,293 | $ 467,021 |

[1] Long-term debt includes current maturities. Due in 3-5 years total includes $200,000,000 Senior Secured Term loan due January 21, 2011. Such maturity accelerates to March 1, 2007 if the Company's $119,000,000 Convertible Senior Notes have not been converted, repurchased or refinanced prior to March 1, 2007. At January 28, 2006, the Company has both the ability and intent to retire the $119,000,000 Convertible Senior Notes prior to March 1, 2007.

The table excludes our pension obligation. We made voluntary contributions of $1,867,000, $1,819,000, and $14,043,000 to our pension plans in fiscal 2005, 2004, and 2003, respectively. Future plan contributions are dependent upon actual plan asset returns and interest rates. We expect contributions to approximate $1,417,000 in fiscal 2006. See Note 10 of Notes to Consolidated Financial Statements in "Item 8 Financial Statements and Supplementary Data" for further discussion of our pension plans.

***(dollar amounts in thousands)***

| Commercial Commitments | Total | Due in less than 1 year | Due in 1–3 years | Due in 3–5 years | Due after 5 years |
|---|---|---|---|---|---|
| Import letters of credit | $ 1,015 | $ 1,015 | $ — | $ — | $ — |
| Standby letters of credit | 41,218 | 18,483 | 22,735 | — | — |
| Surety bonds | 13,021 | 12,743 | 128 | 150 | — |
| Total commercial commitments | $ 55,254 | $ 32,241 | $ 22,863 | $ 150 | $ — |

#### *Long-term Debt*

On January 27, 2006 the Company entered into a $200,000,000 Senior Secured Term Loan facility due January 27, 2011 (March 1, 2007 if the Company's 4.25% Convertible Senior Notes have not been converted, repurchased or refinanced prior to March 1, 2007- the Company anticipates refinancing the 4.25% Convertible Senior Notes prior to March 1, 2007). This facility is secured by the real property and improvements associated with 154 of the Company's stores. Interest at the rate of LIBOR plus 3.0% on this facility is payable starting in February 2006. Proceeds from this facility were used to satisfy and discharge the Company's outstanding $43,000,000 6.88% Medium Term Notes due March 6, 2006 and $100,000,000 6.92% Term Enhanced Remarketable Securities (TERMS) due July 7, 2016 and to reduce borrowings under the Company's line of credit by approximately $39,000,000.

In the second quarter of fiscal 2005, the Company reclassified $100,000,000 aggregate principal amount of the TERMS to current liabilities on the consolidated balance sheet. The TERMS were retired on January 27, 2006 with cash from the Company's $200,000,000 Senior Secured Term Loan facility. In retiring the TERMS, the Company was obligated to purchase a call option, which, if exercised, would have allowed the securities to be remarketed through a maturity date of July 7, 2016. The $8,100,000 redemption price of the call option was based upon the then present value of the remaining payments on the TERMS through July 17, 2016, at 5.45%, discounted at the 10 year Treasury rate. Additionally, the Company prepaid $1,296,000 in interest through the original maturity date of July 17, 2006.

Upon maturity on June 1, 2005, the Company retired the remaining $40,444,000 aggregate principal amount of its 7.0% Senior Notes with cash from operations and its existing line of credit. In December 2004, the Company repurchased, through a tender offer, $59,556,000 of these notes. In the second quarter of fiscal 2004, the Company reclassified the $100,000,000 aggregate principal amount of these notes then outstanding to current liabilities on the balance sheet.

In the first quarter of fiscal 2005 the Company reclassified, to current liabilities on its consolidated balance sheet, $43,000,000 aggregate principal amount of 6.88% Medium-Term Notes with a stated maturity date of March 6, 2006. These notes were retired in January 2006 with cash from the Company's $200,000,000 Senior Secured Term Loan facility. Additionally, the company prepaid $342,000 in interest through the original maturity date.

On December 14, 2004, the Company issued $200,000,000 aggregate principal amount of 7.5% Senior Subordinated Notes due December 15, 2014.

On December 2, 2004, the Company further amended its amended and restated line of credit agreement. The amendment increased the amount available for borrowings to $357,500,000, with an ability, upon satisfaction of certain conditions, to increase such amount to $400,000,000. The amendment also reduced the interest rate under the agreement to the London Interbank Offered Rate (LIBOR) plus 1.75% (after June 1, 2005, the rate decreased to LIBOR plus 1.50%, subject to 0.25% incremental increases as excess availability falls below $50,000,000). The amendment also provided the flexibility, upon satisfaction of certain conditions, to release up to $99,000,000 of reserves currently required as of December 2, 2004 under the line of credit agreement to support certain operating leases. This reserve was reduced to $76,401,000 on December 2, 2004. Finally, the amendment extended the term of the agreement through December 2009. The weighted average interest rate on borrowings under the line of credit agreement was 6.2% and 4.1% at January 28, 2006 and January 29, 2005, respectively.

The Company has miscellaneous notes payable that have a principal balance of $1,315,000 and $1,331,000 and a weighted average interest rate of 5.1% and 4.8% at January 28, 2006 and January 29, 2005, respectively, and mature at various times through August 2016. Certain of these notes are collateralized by land and buildings with an aggregate carrying value of approximately $6,744,000 and $6,766,000 at January 28, 2006 and January 29, 2005, respectively.

On May 21, 2002, the Company issued $150,000,000 aggregate principal amount of 4.25% Convertible Senior Notes due June 1, 2007. The notes may be converted into shares of Pep Boys common stock at 44.6484 shares per each $1,000 principal amount of the notes, equivalent to a conversion price of approximately $22.40 per share. In January 2005, the Company repurchased, in private transactions, $31,000,000 aggregate principal amount of these notes.

*Other Contractual Obligations*

In the third quarter of fiscal 2004, the Company entered into a vendor financing program with an availability of $20,000,000. Under this secured program, the Company's factor makes accelerated and discounted payments to its vendors and the Company, in turn, makes its regularly-scheduled full vendor payments to the factor. As of January 28, 2006, there was an outstanding balance of $11,156,000 under this program, classified as trade payable program liability in the consolidated balance sheet. There was no balance in trade payable program liability at January 29, 2005, as vendors did not participate in the program until fiscal 2005.

In October 2001, the Company entered into a contractual commitment to purchase media advertising services with equal annual purchase requirements totaling $39,773,000 over four years. During the second quarter of fiscal 2004, it was determined that the Company would be unable to meet this obligation for the 2004 contract year which ended on November 30, 2004. As a result, the Company recorded a $1,579,000 charge to selling, general and administrative expenses in the quarter ending July 31, 2004 related to the anticipated shortfall in this purchase commitment. The Company has satisfied all purchase requirements under this contract at January 28, 2006.

The Company has letter of credit arrangements in connection with its risk management and import merchandising programs. The Company was contingently liable for $1,015,000 and $960,000 in outstanding import letters of credit and $41,218,000 and $35,493,000 in outstanding standby letters of credit as of January 28, 2006 and January 29, 2005, respectively.

The Company was also contingently liable for surety bonds in the amount of approximately $13,021,000 and $4,442,000 as of January 28, 2006 and January 29, 2005, respectively. The surety bonds guarantee certain payments (for example utilities, easement repairs, licensing requirements, customs fees, etc.) for the Company's stores.

*Off-balance Sheet Arrangements*

In the third quarter of fiscal 2004, the Company entered into a $35,000,000 operating lease for certain operating equipment at an interest rate of LIBOR plus 2.25%. The Company has evaluated this transaction in accordance with the original guidance of Financial Accounting Standards Board Interpretation Number (FIN) 46 and has determined that it is not required to consolidate the leasing entity. As of January 28, 2006, there was an outstanding balance of $20,507,000 under the lease. The lease includes a residual value guarantee with a maximum value of approximately $172,000. The Company expects the fair market value of the leased equipment to substantially reduce or eliminate the Company's payment under the residual guarantee at the end of the lease term. In accordance with FIN 45, the Company has recorded a liability for the fair value of the guarantee related to this operating lease. As of January 28, 2006 and January 29, 2005, the current value of this liability was $105,000 and $90,000, respectively, which is recorded in other long-term liabilities on the consolidated balance sheets.

On August 1, 2003, the Company refinanced $132,000,000 in operating leases. These leases, which expire on August 1, 2008, have lease payments with an effective rate of LIBOR plus 2.06%. The Company has evaluated this transaction in accordance with the original guidance of FIN 46 and has determined that it is not required to consolidate the leasing entity. The leases include a residual value guarantee with a maximum value of approximately $105,000,000. The Company expects the fair market value of the leased real estate to substantially reduce or eliminate the Company's payment under the residual guarantee at the end of the lease term. In accordance with FIN 45, the Company has recorded a liability for the fair value of the guarantee related to this operating lease. As of January 28, 2006, the current value of this liability was $2,493,000, which is recorded in other long-term liabilities on the consolidated balance sheets. As of January 28, 2006, there was an outstanding balance of $123,970,000 under the lease.

The Company leases certain property and equipment under operating leases and capital leases which contain renewal and escalation clauses, step rent provisions, capital improvements funding and other lease concessions. These provisions are considered in the Company's calculation of its minimum lease payments which are recognized as expense on a straight-line basis over the applicable lease term. In accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 13, as amended by SFAS No. 29, any lease payments that are based upon an existing index or rate are included in the Company's minimum lease payment calculations. Total operating lease commitments as of January 28, 2006 were $503,016,000.

*Pension Plans*

The Company has a defined benefit pension plan covering its full-time employees hired on or before February 1, 1992 and a unfunded Supplemental Executive Retirement Plan (SERP) that includes a defined benefit portion. The pension expense under these plans for fiscal 2005, 2004 and 2003 was $4,331,000, $4,076,000 and $11,937,000, respectively. This expense is calculated based upon a number of actuarial assumptions, including an expected return on plan assets of 6.75% and a discount rate of 5.75%. In developing the expected return on asset assumptions, the Company evaluated input from its actuaries, including their review of asset class return expectations. The discount rate utilized for the pension plans is based on a model bond portfolio with durations that match the expected payment patterns of the plans. The Company will continue to evaluate its actuarial assumptions and adjust as necessary. In fiscal 2005, the Company contributed an aggregate of $1,867,000 to the defined benefit pension plan and the defined benefit portion of the SERP. Based upon the current funded status of the defined benefit pension plan and the unfunded defined benefit portion of the SERP, aggregate cash contributions are expected to be $1,417,000 in fiscal 2006.

On January 31, 2004, the Company amended and restated its SERP. This amendment converted the defined benefit plan to a defined contribution plan for certain unvested participants and all future participants. All vested participants under the defined benefit portion will continue to accrue benefits according to the previous defined benefit formula. In fiscal 2005, the Company settled several obligations related to the benefits under the defined benefit SERP. These obligations totaled $568,000, and resulted in an expense under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," of approximately $774,000 in fiscal 2004.

## RESULTS OF OPERATIONS

### *Management Overview-Fiscal 2005*

Fiscal 2005 was a difficult year for the financial performance of the Company, as operating profit declined from $74,786,000 to an operating loss of $11,183,000. Comparable store sales decreased by 1.3% due to our efforts to improve product margins on newly introduced retail products and the effect of higher gasoline prices on our customers' disposable income and product costs. Operating profit margins were impacted by (i) increased product costs, principally tires, which were not passed on to customers, (ii) incremental hiring and training costs associated with our efforts to improve the field organization and (iii) our store refurbishment capital expenditures. Net income declined from $23,579,000 (Basic Earnings Per Share of $0.42) to a Net Loss of $37,528,000 (Basic Loss Per Share of $0.69).

### *Restructuring-Fiscal 2003*

Following the Profit Enhancement Plan launched in October 2000, the Company, during fiscal 2003, conducted a comprehensive review of its operations including individual store performance, the entire management infrastructure and its merchandise and service offerings. On July 31, 2003, the Company announced several initiatives aimed at realigning its business and continuing to improve upon its profitability. These actions were substantially completed by January 31, 2004 with net costs of approximately $65,986,000. The Company is accounting for these initiatives in accordance with the provisions of SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" and SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144).

### *Discontinued Operations*

In accordance with SFAS 144, our discontinued operations continues to reflect the costs associated with the stores remaining from the 33 stores closed on July 31, 2003 as part of our corporate restructuring (see Item 8 Financial Statements and Supplementary Data- note 7).

Sales of Stores in Discontinued Operations

During fiscal 2005, the Company sold a closed store for proceeds of $931,000 resulting in a pre-tax gain of $341,000, which was recorded in discontinued operations on the consolidated statement of operations.

During fiscal 2004, the Company sold assets held for disposal for proceeds of $13,327,000 resulting in a loss of $91,000, which was recorded in discontinued operations on the consolidated statement of operations.

Other Store Sales and Transfers

During the third quarter of 2005, the Company reclassified a store from assets held for use to assets held for disposal in accordance with the provisions of SFAS 144.

During the second quarter of 2005, the Company sold a closed store classified as an asset held for disposal for proceeds of $6,912,000 resulting in a pre-tax gain of $5,176,000, which was recorded in costs of merchandise sales on the consolidated statement of operations in accordance with the provisions of SFAS 144.

Additionally, during the second quarter of 2005 the Company sold a closed store classified as an asset held for use for proceeds of $659,000 resulting in a pre-tax loss of $502,000, which was recorded in costs of merchandise sales on the consolidated statement of operations in accordance with the provisions of SFAS 144.

During the second quarter of 2005, the Company reclassified a store in assets held for disposal at April 29, 2005 to assets held for use in accordance with the provisions of SFAS 144, as the Company concluded that the sale of the store was no longer expected to occur within one year. This store is valued at its fair value at the date of the subsequent decision to transfer it, which was lower than its carrying amount before it was classified as held for sale, adjusted for depreciation expense that would have been recognized had the asset been continuously classified as held and used. The results of operations of this store are not material for the fifty-two weeks ended January 28, 2006 and January 29, 2005, respectively, and therefore have not been reclassified into continuing operations in the consolidated statements of operations.

### *Analysis of Statement of Operations*

The following table presents, for the periods indicated, certain items in the consolidated statements of operations as a percentage of total revenues (except as otherwise provided) and the percentage change in dollar amounts of such items compared to the indicated prior period.

| | Percentage of Total Revenues | | | Percentage Change | |
|---|---|---|---|---|---|
| Year ended | Jan. 28, 2006 (fiscal 2005) | Jan. 29, 2005 (fiscal 2004) | Jan. 31, 2004 (fiscal 2003) | Fiscal 2005 vs. Fiscal 2004 | Fiscal 2004 vs. Fiscal 2003 |
| Merchandise Sales | 82.9% | 82.0% | 81.0% | (0.5)% | 7.8% |
| Service Revenue[1] | 17.1 | 18.0 | 19.0 | (6.4) | 1.0 |
| Total Revenues | 100.0 | 100.0 | 100.0 | (1.5) | 6.5 |
| Costs of Merchandise Sales[2] | 74.0[3] | 71.6[3] | 71.9[3] | (3.0) | 7.3 |
| Costs of Service Revenue[2] | 92.1[3] | 77.4[3] | 76.6[3] | (11.4) | 1.9 |
| Total Costs of Revenues | 77.1 | 72.6 | 72.8 | (4.6) | 6.2 |
| Gross Profit from Merchandise Sales | 26.0[3] | 28.4[3] | 28.1[3] | (9.1) | 9.0 |
| Gross Profit from Service Revenue | 7.9[3] | 22.6[3] | 23.4[3] | (67.2) | (2.1) |
| Total Gross Profit | 22.9 | 27.4 | 27.2 | (17.7) | 7.2 |
| Selling, General and Administrative Expenses | 23.4 | 24.1 | 26.7 | 4.4 | (3.9) |
| Operating (Loss) Profit | (0.5) | 3.3 | 0.5 | (115.0) | 607.0 |
| Non-operating Income | 0.2 | 0.1 | 0.2 | 113.7 | (45.4) |
| Interest Expense | 2.2 | 1.6 | 1.8 | (36.4) | (6.0) |
| (Loss) Earnings from Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle | (2.5) | 1.8 | (1.1) | (238.6) | 267.0 |
| Income Tax (Benefit) Expense | 36.5[4] | 37.4[4] | 36.7[4] | 235.3 | 269.9 |
| Net (Loss) Earnings from Continuing Operations Before Cumulative Effect of Change in Accounting Principle | (1.6) | 1.1 | (0.7) | (240.5) | 265.5 |
| Discontinued Operations, Net of Tax | 0.0 | (0.1) | (0.8) | 114.2 | 88.3 |
| Cumulative Effect of Change in Accounting Principle, Net of Tax | (0.1) | 0.0 | (0.1) | — | — |
| Net (Loss) Earnings | (1.7) | 1.0 | (1.6) | (259.2) | 169.6 |

(1) Service revenue consists of the labor charge for installing merchandise or maintaining or repairing vehicles, excluding the sale of any installed parts or materials.

(2) Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs. Costs of service revenue include service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

(3) As a percentage of related sales or revenue, as applicable.

(4) As a percentage of (Loss) Earnings from Continuing Operations Before Cumulative Effect of Change in Accounting Principle

*Fiscal 2005 vs. Fiscal 2004*

Total revenues for fiscal 2005 decreased 1.5%. This decrease was due primarily to a decrease in comparable store revenues of 1.3%. Comparable store service revenue decreased 6.1% while comparable store merchandise sales decreased 0.2%. All stores that are included in the comparable store sales base as of the end of the period are included in the Company's comparable store data calculations. Upon reaching its 13th month of operation, a store is added to our comparable store sales base. Stores are removed from the comparable store sales base upon their relocation or closure. Once a relocated store reaches its 13th month of operation at its new location, it is added back into our comparable store sales base. Square footage increases are infrequent and immaterial and, accordingly, are not considered in our calculations of comparable store data.

Gross profit from merchandise sales decreased, as a percentage of merchandise sales, to 26.0% in fiscal 2005 from 28.4% in fiscal 2004. This was a 9.1% or $48,028,000 decrease from the prior year. This decrease, as a percentage of merchandise sales, was due to increases in warehousing costs and occupancy costs, and decreases in merchandise margins. The increase in warehousing costs was mainly due to the recognition of a $12,695,000 gain on disposal of a distribution center in 2004, plus increases in rent expense and rental equipment for the new warehouse in San Bernardino, CA. The increase in store occupancy costs was due to increased lease expense associated with the new point-of sale system and building and equipment maintenance expenses related to the store refurbishment program, offset, in part, by gains on disposal from the sale of two stores. The decrease in merchandise margin resulted from higher tire costs, a less favorable product mix consisting of more sales from lower margin products and higher freight costs.

Gross profit from service revenue decreased, as a percentage of service revenue, to 7.9% in fiscal 2005 from 22.6% in fiscal 2004. This was a 67.2% or $62,248,000 decrease from the prior year. This decrease, as a percentage of service revenue, was due to decreased service revenue against fixed occupancy costs, in addition to increased payroll and benefits. The decrease in service revenue resulted primarily from decreased customer traffic and reduced tire sales, which results in fewer tire-related services and a negative impact on the overall service results. The increase in payroll and benefits was primarily due to a restructuring of field operations into separate retail and service teams on January 30, 2005. In connection with this restructuring, certain retail personnel, who were previously utilized in merchandising roles supporting the service business, were reassigned to purely service-related responsibilities. The labor and benefit costs related to these associates, approximately $21,132,000, which were previously recognized in selling, general and administrative expenses, are now recognized in costs of service revenue.

Selling, general and administrative expenses decreased, as a percentage of total revenues, to 23.4% in fiscal 2005 from 24.1% in fiscal 2004. This was a $24,307,000 or 4.4% decrease from the prior year. This decrease, as a percentage of total revenues, was due primarily to decreases in store expenses, general office costs and employee benefits, offset, in part, by an increase in net media expense. The decrease in store expenses was primarily caused by a decrease of approximately $21,132,000 in payroll and related benefit costs (see above explanation of field operations restructuring), offset by increased hiring expenses, and travel expense associated with the store refurbishment program. The decrease in administrative expenses was primarily due to the recognition of $6,911,000 of executive severance in 2004, offset by a $4,200,000 asset impairment charge reflecting the remaining value of a commercial sales software asset in 2005, higher travel costs, auditing and tax services and meeting costs. The increase in net media expense was due primarily to incremental circular advertising and sales promotion expenses of approximately $11,000,000 related to the grand reopenings.

Interest expense increased 36.4% or $13,075,000 due primarily to $9,738,000 in interest and fees associated with the early satisfaction and discharge of the Company's $43,000,000 6.88% Medium Term Notes ($342,000 of interest through original maturity) and the $100,000,000 6.92% TERMS ($1,296,000 of interest through original maturity, and $8,100,000 to purchase an associated call option).

Earnings from discontinued operations increased from a loss of $1,876,000, net of tax, in fiscal 2004 to earnings of $266,000, net of tax, in fiscal 2005 due primarily to changes in assumptions for sublet income and expenses related to closed stores.

Net earnings decreased, as a percentage of total revenues, due primarily to a decrease in total gross profit, an increase in interest expense and the impact of a net charge for the cumulative effect of a change in accounting principle for the adoption of FIN 47, "Accounting for Conditional Asset Retirement Obligations" recorded in fiscal 2005, offset by decreases in income tax expense and loss from discontinued operations.

*Fiscal 2004 vs. Fiscal 2003*

Total revenues for fiscal 2004 increased 6.5%. This increase was due primarily to an increase in comparable store revenues of 6.6%. Comparable store service revenue increased 1.1% while comparable store merchandise sales increased 7.9%. All stores that are included in the comparable store sales base as of the end of the period are included in the Company's comparable store data calculations. Upon reaching its 13th month of operation, a store is added to our comparable store sales base. Stores are removed from the comparable store sales base upon their relocation or closure. Once a relocated store reaches its 13th month of operation at its new location, it is added back into our comparable store sales base. Square footage increases are infrequent and immaterial and, accordingly, are not considered in our calculations of comparable store data.

Gross profit from merchandise sales increased, as a percentage of merchandise sales, to 28.4% in fiscal 2004 from 28.1% in fiscal 2003. This was a 9.0% or $43,693,000 increase from the prior year. This increase, as a percentage of merchandise sales, was due to the recognition of a $12,695,000 gain on the disposal of one of the Company's distribution centers and a decrease in store occupancy costs, offset in part, by decreased merchandise margins. The decrease in store occupancy costs, as a percentage of merchandise sales, was due to the impact of a charge made in 2003 for an asset impairment of $1,371,000 coupled with lower rent, as a percentage of merchandise sales. The decrease in merchandise margins was due primarily to promotional pricing in fiscal 2004 as compared to fiscal 2003 which was negatively impacted by an inventory write down of $24,580,000 made in the second quarter as a result of the restructuring.

Gross profit from service revenue decreased, as a percentage of service revenue, to 22.6% in fiscal 2004 from 23.4% in fiscal 2003. This was a 2.1% or $1,965,000 decrease from the prior year. This decrease, as a percentage of service revenue, was due primarily to increases in service employee benefits. The increase in employee benefits was due primarily to increased workers' compensation costs.

Selling, general and administrative expenses decreased, as a percentage of total revenues, to 24.1% in fiscal 2004 from 26.7% in fiscal 2003. This was a $22,480,000 or 3.9% decrease over the prior year. This decrease, as a percentage of total revenues, was due primarily to a decrease in general office costs and employee benefits offset, in part, by an increase in net media expense. The decrease in general office costs was due to incremental savings from our 2003 restructuring actions of approximately $4,000,000, the impact in fiscal 2003 of increased legal costs of $24,600,000 related to the action entitled "Dubrow et al vs. The Pep Boys-Manny, Moe and Jack" and $5,613,000 for costs associated with the corporate restructuring. The decrease in employee benefits is due to savings in fiscal 2004 from our fiscal 2003 restructuring actions, along with the impact of a charge made in 2003 for the settlement of a retirement plan obligation. The increase in net media expense, as a percentage of total revenues, was due primarily to an increase in media expenditures resulting from a more aggressive circular advertising program in fiscal 2004.

Interest expense decreased 6.0% or $2,290,000 due primarily to lower debt levels.

Loss from discontinued operations decreased from a loss of $16,027,000, net of tax, in fiscal 2003 to a loss of $1,876,000, net of tax, in fiscal 2004 due to the fact that the charges associated with the corporate restructuring occurred primarily in fiscal 2003.

Net earnings increased, as a percentage of total revenues, due primarily to an increase in gross profit from merchandise sales as a percentage of merchandise sales, a decrease in selling, general and administrative expenses and a decrease in interest expense as a percentage of total revenues coupled with a decrease in the loss from discontinued operations and the impact of a net charge for the cumulative effect of a change in accounting principle for the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations" recorded in fiscal 2003.

*Effects of Inflation*

The Company uses the LIFO method of inventory valuation. Thus, the cost of merchandise sold approximates current cost. Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on revenues or results of operations during all fiscal years presented.

*Industry Comparison*

We operate in the U.S. automotive aftermarket, which has two general competitive arenas: the Do-It-For-Me ("DIFM") (service labor, installed merchandise and tires) market and the Do-It-Yourself ("DIY") (retail merchandise) market. Generally, the specialized automotive retailers focus on either the "DIY" or "DIFM" areas of the business. We believe that operation in both the "DIY" and "DIFM" areas of the business positively differentiates us from most of our competitors. Although we manage our store performance at a store level in aggregation, we believe that the following presentation shows an accurate comparison against competitors within the two sales arenas. We compete in the "DIY" area of the business through our retail sales floor and commercial sales business (Retail Sales). Our Service Center business (labor and installed merchandise and tires) competes in the "DIFM" area of the industry. The following table presents the revenues and gross profit for each area of the business.

| (dollar amounts in thousands) | | Year ended | |
|---|---|---|---|
| | January 28, 2006 | January 29, 2005 | January 31, 2004 |
| Retail Sales (1) | $ 1,354,910 | $ 1,351,018 | $ 1,194,019 |
| Service Center Revenue (2) | 880,316 | 918,956 | 937,300 |
| Total Revenues | $ 2,235,226 | $ 2,269,974 | $ 2,131,319 |
| Gross Profit from Retail Sales (3) | $ 344,893 | $ 370,687 | $ 308,616 |
| Gross Profit from Service Center Revenue (3) | 166,425 | 250,907 | 271,250 |
| Total Gross Profit | $ 511,318 | $ 621,594 | $ 579,866 |

(1) Excludes revenues from installed products.

(2) Includes revenues from installed products.

(3) Gross Profit from Retail Sales includes the cost of products sold, buying, warehousing and store occupancy costs. Gross Profit from Service Center Revenue includes the cost of installed products sold, buying, warehousing, service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to customer incentives, product returns and warranty obligations, bad debts, inventories, income taxes, financing operations, restructuring costs, retirement benefits, risk participation agreements and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes that the following represent its more critical estimates and assumptions used in the preparation of the consolidated financial statements, although not inclusive:

- The Company evaluates whether inventory is stated at the lower of cost or market based on historical experience with the carrying value and life of inventory. The assumptions used in this evaluation are based on current market conditions and the Company believes inventory is stated at the lower of cost or market in the consolidated financial statements. In addition, historically the Company has been able to return excess items to vendors for credit. Future changes in vendors, in their policies or in their willingness to accept returns of excess inventory could require a revision in the estimates. If our estimates regarding excess or obsolete inventory are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in these estimates at January 28, 2006 would have affected net earnings by approximately $814,000 for the fiscal year ended January 28, 2006.

- The Company has risk participation arrangements with respect to casualty and health care insurance. The amounts included in the Company's costs related to these arrangements are estimated and can vary based on changes in assumptions, claims experience or the providers included in the associated insurance programs. A 10% change in our self-insurance liabilities at January 28, 2006 would have affected net earnings by approximately $4,763,000 for the fiscal year ended January 28, 2006.

- The Company records reserves for future product returns and warranty claims. The reserves are based on current sales of products and historical claims experience. If claims experience differs from historical levels, revisions in the Company's estimates may be required. A 10% change in our reserve for future product returns and warranty claims at January 28, 2006 would have affected net earnings by approximately $521,000 for the fiscal year ended January 28, 2006.

- The Company has significant pension costs and liabilities that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates, expected return on plan assets, mortality rates and merit and promotion increases. The Company is required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension costs or liabilities may occur in the future due to changes in the assumptions. The following table highlights the sensitivity of our pension obligations and expense to changes in these assumptions, assuming all other assumptions remain constant:

| Change in Assumption | Impact on Annual Pension Expense | Impact on ABO |
|---|---|---|
| 0.50 percentage point decrease in discount rate | Increase $530,000 | Increase $2,990,000 |
| 0.50 percentage point increase in discount rate | Decrease $530,000 | Decrease $2,990,000 |
| 5.0% decrease in expected rate of return on assets | Increase $120,000 | — |
| 5.0% increase in expected rate of return on assets | Decrease $115,000 | — |

- The Company periodically evaluates its long-lived assets for indicators of impairment. Management's judgments are based on market and operational conditions at the time of evaluation. Future events could cause management's conclusion on impairment to change, requiring an adjustment of these assets to their then current fair market value.

- The Company provides estimates of fair value for real estate assets and lease liabilities related to store closures when appropriate to do so based on accounting principles generally accepted in the United States of America. Future circumstances may result in the Company's actual future costs or the amounts recognized upon the sale of the property to differ substantially from original estimates. A 10% change in our location closing liability at January 28, 2006 would not have affected net earnings materially for the fiscal year ended January 28, 2006.

- The Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This requires the Company to estimate its actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation of property and equipment and valuation of inventories, for tax and accounting purposes. The Company determines its provision for income taxes based on federal and state tax laws and regulations currently in effect, some of which have been recently revised. Legislation changes currently proposed by certain states in which we operate, if enacted, could increase our transactions or activities subject to tax. Any such legislation that becomes law could result in an increase in our state income tax expense and our state income taxes paid, which could have a material effect on our net income.

The temporary differences between the book and tax treatment of income and expenses result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is not more likely than not, we must establish a valuation allowance. To the extent we establish a valuation allowance or change the allowance in a future period, income tax expense will be impacted. Actual results could differ from this assessment if adequate taxable income is not generated in future periods. Net deferred tax liabilities as of January 28, 2006 and January 29, 2005 totaled $18,354,000 and $45,374,000, respectively, representing approximately 1.5% and 3.7% of liabilities, respectively.

## RECENT ACCOUNTING STANDARDS

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets- an amendment of FASB Statement No. 140" (SFAS 156). SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or servicing liability shall be initially measured at fair value, if practicable. SFAS 156 is effective as of an entity's first fiscal year beginning after September 15, 2006. Early adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. We do not expect the adoption of this statement to have a material impact on our financial condition, results of operations or cash flows.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" (SFAS 155). SFAS 155 simplifies accounting for certain hybrid instruments currently governed by SFAS No. 133 , "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), by allowing fair value remeasurement of hybrid instruments that contain an embedded derivative that otherwise would require bifurcation. SFAS 155 also eliminates the guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," which provides such beneficial interests are not subject to SFAS 133. SFAS 155 amends SFAS No. 140, " Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125," by eliminating the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. This statement is effective for financial instruments acquired or issued after the beginning of our fiscal year 2007. We do not expect the adoption of this statement to have a material impact on our financial condition, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections- a replacement of APB Opinion No. 20 and FASB Statement No. 3" (SFAS 154). SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement was issued. The Company will adopt the provisions of SFAS 154 as applicable beginning in fiscal 2006.

In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations", an interpretation of SFAS 143, "Asset Retirement Obligations". FIN 47 addresses diverse accounting practices that have developed with regard to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity should have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective for fiscal years ending after December 15, 2005. The Company adopted FIN 47 on January 28, 2006. For the Company, this interpretation only applied to legal obligations associated with surrendering its leased properties. These obligations were previously omitted from the Company's SFAS 143 analysis due to their uncertain timing. The impact of adopting FIN 47 was the recognition of net additional leasehold improvement assets amounting to $470,000, an asset retirement obligation of $3,652,000 and a charge of $3,182,000 ($2,021,000, net of tax), which was included in Cumulative Effect of Change in Accounting Principle in the accompanying consolidated statement of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment" SFAS No. 123(R), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supercedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and subsequently issued stock option related guidance. This statement (SFAS 123(R))establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods and services, primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It also addresses transactions in which an entity incurs liabilities in exchange for goods and services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. SFAS 123(R) also amended FAS No. 95, "Statement of Cash Flows" to require the benefits of tax deductions in excess of recognized compensation cost be reported as financing cash inflows rather than as a reduction in income taxes paid, which is included within operating cash flows.

SFAS 123(R) requires the fair value of stock based compensation to be calculated using a valuation model (such as the Black-Scholes or binomial-lattice models). Consistent with the Company's historical practice of measuring the fair value of stock-based compensation for its pro forma disclosures, the Company will utilize the Black-Scholes model to determine the fair value of its stock-based compensation awards in the future. The statement allows companies the option of adopting its provisions using a modified-prospective approach or a modified-retrospective approach. The Company will utilize the modified-prospective approach. Under this approach, the Company must recognize compensation cost for all awards subsequent to adopting the standard and for the unvested portion of previously granted awards outstanding upon adoption. The statement also permits the use of either the straight-line or an accelerated method to amortize the cost as an expense for awards with graded vesting. The Company will use the straight-line method for amortization.

The Company was initially required to apply SFAS 123(R) to all awards granted, modified or settled as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. However, on April 14, 2005, the United States Securities and Exchange Commission (the "SEC") issued a press release that postponed the application of SFAS 123(R) to no later than the beginning of the first fiscal year beginning after June 15, 2005. For the Company, this is the fiscal year beginning January 29, 2006. While the impact of adoption of SFAS 123(R) will depend on levels of share-based compensation granted in the future and the fair value assigned thereto, it is likely to approximate the pro forma compensation expense reported under SFAS 123 as described in the Company's disclosure of pro forma net earnings and earnings per share in note 1 of Item 8.

In November 2004, the FASB issued SFAS No. 151, " Inventory Costs, an Amendment of ARB No. 43, Chapter 4 'Inventory Pricing'." The standard requires that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be excluded from the cost of inventory and expensed when incurred. The provision is effective for fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material impact on its financial position, results of operations or cash flows.

## ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not utilize financial instruments for trading purposes, and does not hold any derivative financial instruments that could expose the Company to significant market risk. The Company's primary market risk exposure with regard to financial instruments is to changes in interest rates. Pursuant to the terms of its revolving credit agreement, changes in the lenders' LIBOR could affect the rates at which the Company could borrow funds thereunder. At January 28, 2006, the Company had outstanding borrowings of $66,137,000 against these credit facilities. Additionally, the Company has a $200,000,000 senior secured term loan facility that bears interest at LIBOR plus 3.0%, and $123,970,000 of real estate operating leases and $20,507,000 of equipment operating leases which have lease payments that vary based on changes in LIBOR.

The table below summarizes the fair value and contract terms of fixed rate debt instruments held by the Company at January 28, 2006:

| *(dollar amounts in thousands)* | Amount | Average Interest Rate |
|---|---|---|
| Fair value at January 28, 2006 | $ 315,039 | |
| Expected maturities: | | |
| 2006 | $ — | —% |
| 2007 | 119,215 | 4.25 |
| 2008 | — | — |
| 2009 | — | — |
| 2010 | — | — |
| Thereafter | 200,000 | 7.50 |
| | $ 319,215 | |

At January 29, 2005, the Company had outstanding $502,659,000 of fixed rate notes with an aggregate fair market value of $512,170,000.

On June 3, 2003, the Company entered into an interest rate swap for a notional amount of $130,000,000. The Company has designated the swap as a cash flow hedge of the Company's real estate operating lease payments. The interest rate swap converts the variable LIBOR portion of these lease payments to a fixed rate of 2.90% and terminates on July 1, 2008. If the critical terms of the interest rate swap or the hedge item do not change, the interest rate swap will be considered to be highly effective with all changes in fair value included in other comprehensive income. The fair value of the interest rate swap was $5,790,000 and $3,721,000 ($3,660,000 and $2,351,000, net of tax) as of January 28, 2006 and January 29, 2005, respectively, and these increases in value reduced our accumulated other comprehensive loss on the consolidated balance sheets.

## ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Pep Boys—Manny, Moe & Jack

We have audited the accompanying consolidated balance sheets of The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") as of January 28, 2006 and January 29, 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 28, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Pep Boys—Manny, Moe & Jack and subsidiaries as of January 28, 2006 and January 29, 2005, and the results of their operations and their cash flows for each of the three years in the period ended January 28, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 13 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*, as of January 28, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of January 28, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 11, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
April 11, 2006

**CONSOLIDATED BALANCE SHEETS** **The Pep Boys—Manny, Moe & Jack and Subsidiaries**
*(dollar amounts in thousands, except share data)*

| | January 28, 2006 | January 29, 2005 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 48,281 | $ 82,758 |
| Accounts receivable, less allowance for uncollectible accounts of $1,188 and $1,030 | 36,434 | 30,994 |
| Merchandise inventories | 616,292 | 602,760 |
| Prepaid expenses | 40,952 | 45,349 |
| Other | 85,446 | 96,065 |
| Assets held for disposal | 652 | 665 |
| Total Current Assets | 828,057 | 858,591 |
| Property and Equipment—at cost: | | |
| Land | 257,802 | 261,985 |
| Buildings and improvements | 916,580 | 916,099 |
| Furniture, fixtures and equipment | 671,189 | 633,098 |
| Construction in progress | 15,858 | 40,426 |
| | 1,861,429 | 1,851,608 |
| Less accumulated depreciation and amortization | 914,040 | 906,577 |
| Total Property and Equipment—Net | 947,389 | 945,031 |
| Other | 46,307 | 63,401 |
| Total Assets | $ 1,821,753 | $ 1,867,023 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts payable | $ 261,940 | $ 310,981 |
| Trade payable program liability | 11,156 | - |
| Accrued expenses | 290,761 | 306,671 |
| Deferred income taxes | 15,417 | 19,406 |
| Current maturities of long-term debt and obligations under capital lease | 1,257 | 40,882 |
| Total Current Liabilities | 580,531 | 677,940 |
| Long-term debt and obligations under capital leases, less current maturities | 467,239 | 352,682 |
| Convertible long-term debt | 119,000 | 119,000 |
| Other long-term liabilities | 57,481 | 37,977 |
| Deferred income taxes | 2,937 | 25,968 |
| Commitments and Contingencies | | |
| Stockholders' Equity: | | |
| Common stock, par value $1 per share: Authorized 500,000,000 shares; Issued 68,557,041 shares | 68,557 | 68,557 |
| Additional paid-in capital | 288,098 | 284,966 |
| Retained earnings | 481,926 | 536,780 |
| Accumulated other comprehensive loss | (3,565) | (4,852) |
| Less cost of shares in treasury—12,152,968 shares and 11,305,130 shares | 181,187 | 172,731 |
| Less cost of shares in benefits trust—2,195,270 shares | 59,264 | 59,264 |
| Total Stockholders' Equity | 594,565 | 653,456 |
| Total Liabilities and Stockholders' Equity | $ 1,821,753 | $ 1,867,023 |

**See notes to the consolidated financial statements**

**CONSOLIDATED STATEMENTS OF OPERATIONS** **The Pep Boys—Manny, Moe & Jack and Subsidiaries**

***(dollar amounts in thousands, except share data)***

| Year ended | January 28, 2006 | January 29, 2005 | January 31, 2004 |
|---|---|---|---|
| Merchandise Sales | $ 1,852,067 | $ 1,860,628 | $ 1,726,010 |
| Service Revenue | 383,159 | 409,346 | 405,309 |
| Total Revenues | 2,235,226 | 2,269,974 | 2,131,319 |
| Costs of Merchandise Sales | 1,371,195 | 1,331,728 | 1,240,803 |
| Costs of Service Revenue | 352,713 | 316,652 | 310,650 |
| Total Costs of Revenues | 1,723,908 | 1,648,380 | 1,551,453 |
| Gross Profit from Merchandise Sales | 480,872 | 528,900 | 485,207 |
| Gross Profit from Service Revenue | 30,446 | 92,694 | 94,659 |
| Total Gross Profit | 511,318 | 621,594 | 579,866 |
| Selling, General and Administrative Expenses | 522,501 | 546,808 | 569,288 |
| Operating (Loss) Profit | (11,183) | 74,786 | 10,578 |
| Non-operating Income | 3,897 | 1,824 | 3,340 |
| Interest Expense | 49,040 | 35,965 | 38,255 |
| (Loss) Earnings from Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle | (56,326) | 40,645 | (24,337) |
| Income Tax (Benefit) Expense | (20,553) | 15,190 | (8,954) |
| Net (Loss) Earnings from Continuing Operations Before Cumulative Effect of Change in Accounting Principle | (35,773) | 25,455 | (15,383) |
| Earnings (Loss) from Discontinued Operations, Net of Tax of $153, $(1,120) and $(9,272) | 266 | (1,876) | (16,027) |
| Cumulative Effect of Change in Accounting Principle, Net of Tax of $(1,161), $0, and $(1,459) | (2,021) | - | (2,484) |
| Net (Loss) Earnings | $ (37,528) | $ 23,579 | $ (33,894) |
| **Basic (Loss) Earnings per Share:** | | | |
| Net (Loss) Earnings from Continuing Operations Before Cumulative Effect of Change in Accounting Principle | $ (0.65) | $ 0.45 | $ (0.29) |
| Earnings (Loss) from Discontinued Operations, Net of Tax | - | (0.03) | (0.31) |
| Cumulative Effect of Change in Accounting Principle, Net of Tax | (0.04) | — | (0.05) |
| Basic (Loss) Earnings per Share | $ (0.69) | $ 0.42 | $ (0.65) |
| **Diluted (Loss) Earnings per Share:** | | | |
| Net (Loss) Earnings from Continuing Operations Before Cumulative Effect of Change in Accounting Principle | $ (0.65) | $ 0.44 | $ (0.29) |
| Earnings (Loss) from Discontinued Operations, Net of Tax | - | (0.03) | (0.31) |
| Cumulative Effect of Change in Accounting Principle, Net of Tax | (0.04) | — | (0.05) |
| Diluted (Loss) Earnings per Share | $ (0.69) | $ 0.41 | $ (0.65) |

**See notes to the consolidated financial statements**

**CONSOLIDATED STATEMENTS OF STOCKHOLDERS'EQUITY** **The Pep Boys—Manny, Moe & Jack and Subsidiaries**

**(dollar amounts in thousands, except share data)**

| | Common Stock | | Additional Paid-in-Capital | Retained Earnings | Treasury Stock | | Accumulated Other Comprehensive Loss | Benefits Trust | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | Shares | Amount | | | |
| Balance, February 1, 2003 | 63,910,577 | $ 63,911 | $ 177,244 | $ 586,735 | (10,070,729) | $ (162,595) | $ (151) | $ (59,264) | $ 605,880 |
| Comprehensive Loss: | | | | | | | | | |
| Net loss | | | | (33,894) | | | | | |
| Minimum pension liability adjustment, net of tax | | | | | | | (1,253) | | |
| Fair market value adjustment on derivatives, net of tax | | | | | | | 1,389 | | |
| Total Comprehensive Loss | | | | | | | | | (33,758) |
| Cash dividends ($.27 per share) | | | | (14,089) | | | | | (14,089) |
| Effect of stock options and related tax benefits | | | (39) | (6,499) | 1,054,250 | 17,021 | | | 10,483 |
| Dividend reinvestment plan | | | 112 | (320) | 88,320 | 1,426 | | | 1,218 |
| Balance, January 31, 2004 | 63,910,577 | 63,911 | 177,317 | 531,933 | (8,928,159) | (144,148) | (15) | (59,264) | 569,734 |
| Comprehensive Income: | | | | | | | | | |
| Net income | | | | 23,579 | | | | | |
| Minimum pension liability adjustment, net of tax | | | | | | | (5,799) | | |
| Fair market value adjustment on derivatives, net of tax | | | | | | | 962 | | |
| Total Comprehensive Income | | | | | | | | | 18,742 |
| Issuance of Common Stock | 4,646,464 | 4,646 | 104,208 | | | | | | 108,854 |
| Cash dividends ($.27 per share) | | | | (15,676) | | | | | (15,676) |
| Effect of stock options and related tax benefits | | | 2,064 | (2,984) | 638,210 | 10,137 | | | 9,217 |
| Stock compensation expense | | | 1,184 | | | | | | 1,184 |
| Repurchase of Common Stock | | | | | (3,077,000) | (39,718) | | | (39,718) |
| Dividend reinvestment plan | | | 193 | (72) | 61,819 | 998 | | | 1,119 |
| Balance, January 29, 2005 | 68,557,041 | 68,557 | 284,966 | 536,780 | (11,305,130) | (172,731) | (4,852) | (59,264) | 653,456 |
| Comprehensive Loss: | | | | | | | | | |
| Net loss | | | | (37,528) | | | | | |
| Minimum pension liability adjustment, net of tax | | | | | | | (22) | | |
| Fair market value adjustment on derivatives, net of tax | | | | | | | 1,309 | | |
| Total Comprehensive Loss | | | | | | | | | (36,241) |
| Cash dividends ($.27 per share) | | | | (14,686) | | | | | (14,686) |
| Effect of stock options and related tax benefits | | | 1,719 | (2,520) | 338,856 | 5,592 | | | 4,791 |
| Effect of restricted stock unit conversions | | | (636) | | 28,981 | 433 | | | (203) |
| Stock compensation expense | | | 2,049 | | | | | | 2,049 |
| Repurchase of Common Stock | | | | | (1,282,600) | (15,562) | | | (15,562) |
| Dividend reinvestment plan | | | | (120) | 66,925 | 1,081 | | | 961 |
| Balance, January 28, 2006 | 68,557,041 | $ 68,557 | $ 288,098 | $ 481,926 | (12,152,968) | $ (181,187) | $ (3,565) | $ (59,264) | $ 594,565 |

**See notes to the consolidated financial statements**

## CONSOLIDATED STATEMENTS OF CASH FLOWS

*(dollar amounts in thousands)*

**The Pep Boys—Manny, Moe & Jack and Subsidiaries**

| | Year ended January 28, 2006 | January 29, 2005 | January 31, 2004 |
|---|---|---|---|
| Cash Flows from Operating Activities: | | | |
| Net (Loss) Earnings | $ (37,528) | $ 23,579 | $ (33,894) |
| Adjustments to Reconcile Net (Loss) Earnings to Net Cash (Used in) Provided by Continuing Operations: | | | |
| Net (earnings) loss from discontinued operations | (266) | 1,876 | 16,027 |
| Depreciation and amortization | 79,887 | 76,620 | 78,275 |
| Cumulative effect of change in accounting principle, net of tax | 2,021 | — | 2,484 |
| Accretion of asset disposal obligation | 109 | 135 | 163 |
| Stock compensation expense | 2,049 | 1,184 | — |
| Deferred income taxes | (27,792) | 26,183 | (1,402) |
| Deferred gain on sale leaseback | — | (130) | (425) |
| Reduction in asset retirement liability | (1,815) | — | — |
| (Gain) loss from sales of assets | (4,826) | (11,848) | 61 |
| Loss on impairment of assets | 4,200 | — | 14,535 |
| Increase in cash surrender value of life insurance policies | (3,389) | (3,540) | (478) |
| Changes in operating assets and liabilities: | | | |
| Decrease (increase) in accounts receivable, prepaid expenses and other | 15,166 | (17,206) | (30,827) |
| Increase in merchandise inventories | (13,532) | (49,198) | (64,680) |
| (Decrease) increase in accounts payable | (49,041) | (24,387) | 142,531 |
| (Decrease) increase in accrued expenses | (18,864) | 27,221 | 25,765 |
| Increase (decrease) in other long-term liabilities | 16,760 | (1,272) | 1,726 |
| Net Cash (Used in) Provided by Continuing Operations | (36,861) | 49,217 | 149,861 |
| Net Cash (Used in) Provided by Discontinued Operations | (1,526) | (3,766) | 2,686 |
| Net Cash (Used in) Provided by Operating Activities | (38,387) | 45,451 | 152,547 |
| Cash Flows from Investing Activities: | | | |
| Cash paid for property and equipment | (85,945) | (88,068) | (41,847) |
| Proceeds from sales of assets | 4,043 | 18,021 | 3,316 |
| Proceeds from sales of assets held for disposal | 6,913 | — | — |
| Proceeds from life insurance policies | 24,655 | — | — |
| Premiums paid on life insurance policies | (605) | (1,778) | (1,892) |
| Net cash used in continuing operations | (50,939) | (71,825) | (40,423) |
| Net cash provided by discontinued operations | 916 | 13,327 | 13,214 |
| Net Cash Used in Investing Activities | (50,023) | (58,498) | (27,209) |
| Cash Flows from Financing Activities: | | | |
| Net borrowings (payments) under line of credit agreements | 57,985 | 8,102 | (497) |
| Net borrowings (payments) on trade payable program liability | 11,156 | (7,216) | — |
| Payments for finance issuance costs | (5,150) | (5,500) | (2,356) |
| Proceeds from issuance of notes | 200,000 | 200,000 | — |
| Reduction of long-term debt | (183,459) | (189,991) | (101,183) |
| Reduction of convertible debt | — | (31,000) | — |
| Payments on capital lease obligations | (383) | (1,040) | (700) |
| Dividends paid | (14,686) | (15,676) | (14,089) |
| Repurchase of common stock | (15,562) | (39,718) | — |
| Proceeds from issuance of common stock | — | 108,854 | — |
| Proceeds from exercise of stock options | 3,071 | 6,887 | 10,483 |
| Proceeds from dividend reinvestment plan | 961 | 1,119 | 1,218 |
| Net Cash Provided by (Used in) Financing Activities | 53,933 | 34,821 | (107,124) |
| Net (Decrease) Increase in Cash | (34,477) | 21,774 | 18,214 |
| Cash and Cash Equivalents at Beginning of Year | 82,758 | 60,984 | 42,770 |
| Cash and Cash Equivalents at End of Year | $ 48,281 | $ 82,758 | $ 60,984 |
| Cash paid for interest, net of amounts capitalized | $ 50,602 | $ 30,019 | $ 35,048 |
| Cash received from income tax refunds | $ 10,097 | $ 23,290 | $ — |
| Cash paid for income taxes | $ 1,770 | $ 48,732 | $ 6,553 |
| Supplemental Disclosure of Cash Flow Information: | | | |
| Non-cash investing activities: | | | |
| Changes in accrued purchases of property and equipment | $ 6,138 | $ 15,698 | $ 1,415 |
| Write off of equipment and recognition of insurance receivable | $ 345 | $ — | $ — |
| Non-cash financing activities: | | | |
| Equipment capital leases | $ 789 | $ 1,413 | $ — |

**See notes to the consolidated financial statements**

*(dollar amounts in thousands, except share data)*

## NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**BUSINESS** The Pep Boys-Manny, Moe & Jack and subsidiaries (the "Company") is engaged principally in the retail sale of automotive parts and accessories, automotive maintenance and service and the installation of parts through a chain of stores. The Company currently operates stores in 36 states and Puerto Rico.

**FISCAL YEAR END** The Company's fiscal year ends on the Saturday nearest to January 31. Fiscal years 2005, 2004, and 2003 were comprised of 52 weeks.

**PRINCIPLES OF CONSOLIDATION** The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

**USE OF ESTIMATES** The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**MERCHANDISE INVENTORIES** Merchandise inventories are valued at the lower of cost or market. Cost is determined by using the last-in, first-out (LIFO) method. An actual valuation of inventory under the LIFO method can be made only at the end of each fiscal year based on inventory and costs at that time. Accordingly, interim LIFO calculations must be based on management's estimates of expected fiscal year-end inventory levels and costs. If the first-in, first-out (FIFO) method of costing inventory had been used by the Company, inventory would have been $615,698 and $588,301 as of January 28, 2006 and January 29, 2005, respectively.

The Company also establishes reserves for potentially excess and obsolete inventories based on current inventory levels, the historical analysis of product sales and current market conditions. The nature of the Company's inventory is such that the risk of obsolescence is minimal and excess inventory has historically been returned to the Company's vendors for credit. The Company provides reserves when less than full credit is expected from a vendor or when market is lower than recorded costs. The reserves are revised on a quarterly basis against historical data for adequacy. The Company's reserves against inventory for these matters were $12,822 and $12,676 at January 28, 2006 and January 29, 2005, respectively.

**CASH AND CASH EQUIVALENTS** Cash equivalents include all short-term, highly liquid investments with a maturity of three months or less when purchased. All credit and debit card transactions that process in less than seven days are also classified as cash and cash equivalents.

**PROPERTY AND EQUIPMENT** Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives: building and improvements, 5 to 40 years, and furniture, fixtures and equipment, 3 to 10 years. Maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost and accumulated depreciation are eliminated and the gain or loss, if any, is included in the determination of net income. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

**SOFTWARE CAPITALIZATION** The Company, in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", capitalizes certain direct development costs associated with internal-use software, including external direct costs of material and services, and payroll costs for employees devoting time to the software projects. These costs are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

**CAPITALIZED INTEREST** Interest on borrowed funds is capitalized in connection with the construction of certain long-term assets. Capitalized interest was immaterial in fiscal years 2005, 2004 and 2003.

***(dollar amounts in thousands, except share data)***

**REVENUE RECOGNITION** The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold. Service revenues are recognized upon completion of the service. The Company records revenue net of an allowance for estimated future returns. The Company establishes reserves for sales returns and allowances based on current sales levels and historical return rates. Return activity is immaterial to revenue and results of operations in all periods presented.

**ACCOUNTS RECEIVABLE** Accounts receivable are primarily comprised of amounts due from commercial customers. The Company records an allowance for doubtful accounts based on percentage of sales. The allowance is revised on a monthly basis against historical data for adequacy. Specific accounts are written off against the allowance when management determines the account is uncollectible.

**TRADE PAYABLE PROGRAM LIABILITY** In the third quarter of fiscal 2004, the Company entered into a vendor financing program with an availability of $20,000. Under this secured program, the Company's factor makes accelerated and discounted payments to its vendors and the Company, in turn, makes its regularly-scheduled full vendor payments to the factor. As of January 28, 2006, there was an outstanding balance of $11,156 under the program.

**VENDOR SUPPORT FUNDS** The Company receives various incentives in the form of discounts and allowances from its vendors based on the volume of purchases or for services that the Company provides to the vendors. These incentives received from vendors include rebates, allowances and promotional funds. Typically, these funds are dependent on purchase volumes and advertising activities. The amounts received are subject to changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise for the Company.

The Company accounts for vendor support funds in accordance with Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor" (EITF 02-16). Rebates and other miscellaneous incentives are earned based on purchases or product sales. These incentives are treated as a reduction of inventories and are recognized as a reduction to cost of sales as the inventories are sold. Certain vendor allowances are used exclusively for promotions and to partially or fully offset certain other direct expenses. These allowances are netted against the appropriate expenses they offset, once the Company determines the allowances are for specific, identifiable incremental expenses.

**WARRANTY RESERVE** The Company provides warranties for both its merchandise sales and service labor. Warranties for merchandise are generally covered by its vendors, with the Company covering any costs above the vendor's stipulated allowance. Service labor warranties are covered in full by the Company on a limited lifetime basis. The Company establishes its warranty reserves based on historical data of warranty transactions.

Components of the reserve for warranty costs for fiscal years ending January 28, 2006 and January 29, 2005, are as follows:

| | |
|---|---|
| Beginning Balance at January 31, 2004 | $ 614 |
| Additions related to fiscal 2004 sales | 7,684 |
| Warranty costs incurred in fiscal 2004 | (6,974) |
| Ending Balance at January 29, 2005 | $ 1,324 |
| Additions related to fiscal 2005 sales | 13,429 |
| Warranty costs incurred in fiscal 2005 | (13,276) |
| Ending Balance at January 28, 2006 | $ 1,477 |

**LEASES** The Company's policy is to amortize leasehold improvements over the lesser of the lease term or the economic life of those assets. Generally, for the stores the lease term is the base lease term and for distribution centers the lease term includes the base lease term plus certain renewal option periods for which renewal is reasonably assured and for which failure to exercise the renewal option would result in an economic penalty. The calculation for straight-line rent expense is based on the same lease term with consideration for step rent provisions, escalation clauses, rent holidays and other lease concessions. The Company expenses rent during the construction or build-out phase of the lease.

*(dollar amounts in thousands, except share data)*

**SERVICE REVENUE** Service revenue consists of the labor charge for installing merchandise or maintaining or repairing vehicles, excluding the sale of any installed parts or materials.

**COSTS OF REVENUES** Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs. Costs of service revenue include service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

**PENSION EXPENSE** The Company reports all information on its pension and savings plan benefits in accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits (revised 2003)" (SFAS 132R).

**INCOME TAXES** The Company uses the liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

**ADVERTISING** The Company expenses the production costs of advertising the first time the advertising takes place. Gross advertising expense for 2005, 2004, and 2003 was $85,809, $73,996 and $61,714, respectively. No advertising costs were recorded as assets as of January 28, 2006 or January 29, 2005.

The Company receives funds from vendors in the normal course of business for a variety of reasons, including cooperative advertising. Contracts for cooperative advertising typically have durations of one year. There were 168 and 244 vendors participating in such contracts at January 28, 2006 and January 29, 2005, respectively. The Company's level of advertising expense would not be impacted in the absence of these contracts.

Certain cooperative advertising reimbursements are netted against specific, incremental, identifiable costs incurred in connection with the selling of the vendor's product. Cooperative advertising reimbursements of $35,702, and $36,579 and $42,000 for fiscal years 2005, 2004 and 2003, respectively, were recorded as a reduction of advertising expense with the net amount included in selling, general and administrative expenses in the consolidated statement of operations. Any excess reimbursements over these costs are characterized as a reduction of inventory and are recognized as a reduction of cost of sales as the inventories are sold, in accordance with EITF 02-16. The amount of excess reimbursements recognized as a reduction of costs of sales were $53,753 and $48,950 and $18,634 for fiscal years 2005, 2004 and 2003, respectively. The balance of excess reimbursements remaining in inventory was immaterial at January 28, 2006 and January 29, 2005.

The Company restructured substantially all of its vendor agreements in the fourth quarter of 2005. The new vendor agreements provide flexibility in how the Company can use vendor support funds, and eliminate the administrative burden associated with tracking the application of such funds. Therefore, going forward all vendor support funds will be treated as a reduction of inventories and be recognized as a reduction to cost of sales as inventories are subsequently sold.

**STORE OPENING COSTS** The costs of opening new stores are expensed as incurred.

**IMPAIRMENT OF LONG-LIVED ASSETS** The Company accounts for impaired long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard prescribes the method for asset impairment evaluation for long-lived assets and certain identifiable intangibles that are both held and used or to be disposed of. The Company evaluates the ability to recover long-lived assets whenever events or circumstances indicate that the carrying value of the asset may not be recoverable. In the event assets are impaired, losses are recognized to the extent the carrying value exceeds the fair value. In addition, the Company reports assets to be disposed of at the lower of the carrying amount or the fair market value less selling costs.

In the fourth quarter of fiscal 2005, the Company recorded in selling, general and administrative expenses an impairment charge of $4,200 reflecting the remaining value of a commercial sales software asset.

*(dollar amounts in thousands, except share data)*

During the second quarter of fiscal 2003, the Company, as a result of its ongoing review of the performance of its stores, identified certain stores whose cash flow trend indicated that their carrying value may not be fully recoverable. An impairment charge of $1,371 was recorded for these stores in costs of merchandise sales on the consolidated statement of operations. The charge reflects the difference between these stores' carrying value and fair value. Fair value was based on sales of similar assets or other estimates of fair value developed by Company management. Management's judgment is necessary to estimate fair value. Accordingly, actual results could vary from such estimates.

In November 2001, the Company began developing a fully integrated point-of-sale information system for all of its stores. Due to concerns about the ability of the base software's architecture to support a chain-wide roll-out, the Company decided to identify an alternative base software as the basis for our customized system. Consequently, the Company took a $13,164 impairment charge against a portion of the system's assets in fiscal 2003. This charge was recorded in selling, general and administrative expenses on the consolidated statement of operations.

**EARNINGS PER SHARE** Earnings per share for all periods have been computed in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share is computed by dividing earnings by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing earnings plus the interest on the convertible senior notes by the weighted average number of common shares outstanding during the year plus the assumed conversion of dilutive convertible debt and incremental shares that would have been outstanding upon the assumed exercise of dilutive stock options.

**ACCOUNTING FOR STOCK-BASED COMPENSATION** At January 28, 2006, the Company has three stock-based employee compensation plans, which are described in full in Note 12, "Equity Compensation Plans." The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations. No employee compensation cost is reflected in net earnings (loss), as all stock options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

In the first quarter of fiscal 2004, the Company began to issue restricted stock unit awards (RSU's) to certain employees. The employee compensation cost was $2,049 and $1,184 for the years ended January 28, 2006 and January 29, 2005, respectively, and is reflected in net earnings (loss) based on the stock value on the grant date over the vesting period.

The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

| | | Year ended | |
|---|---|---|---|
| | January 28, 2006 | January 29, 2005 | January 31, 2004 |
| Net (loss) earnings: | | | |
| As reported | $ (37,528) | $ 23,579 | $ (33,894) |
| Add: Stock-based compensation for RSU's, net of tax | 1,301 | 741 | — |
| Less: Total stock-based compensation expense determined under fair value-based method, net of tax | (3,121) | (2,858) | (2,839) |
| Pro forma | $ (39,348) | $ 21,462 | $ (36,733) |
| Net earnings (loss) per share: | | | |
| Basic: | | | |
| As reported | $ (0.69) | $ 0.42 | $ (0.65) |
| Pro forma | $ (0.72) | $ 0.38 | $ (0.70) |
| Diluted: | | | |
| As reported | $ (0.69) | $ 0.41 | $ (0.65) |
| Pro forma | $ (0.72) | $ 0.38 | $ (0.70) |

*(dollar amounts in thousands, except share data)*

The fair value of each option granted during fiscal years 2005, 2004 and 2003 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

| | Year ended | | |
|---|---|---|---|
| | January 28, 2006 | January 29, 2005 | January 31, 2004 |
| Dividend yield | 1.77% | 1.67% | 1.57% |
| Expected volatility | 41% | 41% | 41% |
| Risk-free interest rate range: | | | |
| High | 4.6% | 4.8% | 4.6% |
| Low | 3.5% | 2.0% | 1.5% |
| Ranges of expected lives in years | 3-8 | 3-8 | 4-8 |

**COMPREHENSIVE LOSS** Comprehensive loss is reported in accordance with SFAS No. 130, "Reporting Comprehensive Income." Other comprehensive loss includes minimum pension liability and fair market value of cash flow hedge.

**ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES** The Company reports derivatives and hedging activities in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

**SEGMENT INFORMATION** The Company reports segment information in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." The Company operates in one industry, the automotive aftermarket. In accordance with SFAS No. 131, the Company aggregates all of its stores and reports one operating segment. Sales by major product categories are as follows:

| Year ended | Jan. 28, 2006 | Jan. 29, 2005 | Jan. 31, 2004 |
|---|---|---|---|
| Parts and Accessories | $ 1,548,206 | $ 1,537,382 | $ 1,390,082 |
| Tires | 303,861 | 323,246 | 335,928 |
| Total Merchandise Sales | 1,852,067 | 1,860,628 | 1,726,010 |
| Service | 383,159 | 409,346 | 405,309 |
| Total Revenues | $ 2,235,226 | $ 2,269,974 | $ 2,131,319 |

The Company's product lines include: tires (not stocked at PEP BOYS EXPRESS stores); batteries; new and remanufactured parts for domestic and import vehicles; chemicals and maintenance items; fashion, electronic, and performance accessories; personal transportation merchandise; and select non-automotive merchandise that appeals to automotive "DIY" customers, such as generators, power tools and canopies. Service consists of the labor charge for installing merchandise or maintaining or repairing vehicles.

## RECENT ACCOUNTING STANDARDS

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets- an amendment of FASB Statement No. 140" (SFAS 156). SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or servicing liability shall be initially measured at fair value, if practicable. SFAS 156 is effective as of an entity's first fiscal year beginning after September 15, 2006. Early adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. We do not expect the adoption of this statement to have a material impact on our financial condition, results of operations or cash flows.

***(dollar amounts in thousands, except share data)***

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" (SFAS 155). SFAS 155 simplifies accounting for certain hybrid instruments currently governed by SFAS No. 133 , "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), by allowing fair value remeasurement of hybrid instruments that contain an embedded derivative that otherwise would require bifurcation. SFAS 155 also eliminates the guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," which provides such beneficial interests are not subject to SFAS 133. SFAS 155 amends SFAS No. 140, " Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125," by eliminating the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. This statement is effective for financial instruments acquired or issued after the beginning of our fiscal year 2007. We do not expect the adoption of this statement to have a material impact on our financial condition, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections- a replacement of APB Opinion No. 20 and FASB Statement No. 3" (SFAS 154). SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The Company will adopt the provisions of SFAS 154 as applicable beginning in fiscal 2006.

In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations", an interpretation of SFAS 143, "Asset Retirement Obligations". FIN 47 addresses diverse accounting practices that have developed with regard to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity should have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective for fiscal years ending after December 15, 2005. The Company adopted FIN 47 on January 28, 2006. For the Company, this interpretation only applied to legal obligations associated with surrendering its leased properties. These obligations were previously omitted from the Company's SFAS 143 analysis due to their uncertain timing. The impact of adopting FIN 47 was the recognition of net additional leasehold improvement assets amounting to $470,000, an asset retirement obligation of $3,652,000 and a charge of $3,182,000 ($2,021,000, net of tax), which was included in Cumulative Effect of Change in Accounting Principle in the accompanying consolidated statement of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment" SFAS No. 123(R), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supercedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and subsequently issued stock option related guidance. This statement (SFAS 123(R))establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods and services, primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It also addresses transactions in which an entity incurs liabilities in exchange for goods and services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. SFAS 123(R) also amended FAS No. 95, "Statement of Cash Flows" to require the benefits of tax deductions in excess of recognized compensation cost be reported as financing cash inflows rather than as a reduction in income taxes paid, which is included within operating cash flows.

*(dollar amounts in thousands, except share data)*

SFAS 123(R) requires the fair value of stock based compensation to be calculated using a valuation model (such as the Black-Scholes or binomial-lattice models). Consistent with the Company's historical practice of measuring the fair value of stock-based compensation for its pro forma disclosures, the Company will utilize the Black-Scholes model to determine the fair value of its stock-based compensation awards in the future. The statement allows companies the option of adopting its provisions using a modified-prospective approach or a modified-retrospective approach. The Company will utilize the modified-prospective approach. Under this approach, the Company must recognize compensation cost for all awards subsequent to adopting the standard and for the unvested portion of previously granted awards outstanding upon adoption. The statement also permits the use of either the straight-line or an accelerated method to amortize the cost as an expense for awards with graded vesting. The Company will use the straight-line method for amortization.

The Company was initially required to apply SFAS 123(R) to all awards granted, modified or settled as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. However, on April 14, 2005, the United States Securities and Exchange Commission (the "SEC") issued a press release that postponed the application of SFAS 123(R) to no later than the beginning of the first fiscal year beginning after June 15, 2005. For the Company, this is the fiscal year beginning January 29, 2006. While the impact of adoption of SFAS 123(R) will depend on levels of share-based compensation granted in the future and the fair value assigned thereto, the future impact is likely to approximate the pro forma compensation expense reported under SFAS 123 as described in the Company's disclosure of pro forma net earnings and earnings per share in the Accounting For Stock Based Compensation section of this note.

In November 2004, the FASB issued SFAS No. 151, " Inventory Costs, an Amendment of ARB No. 43, Chapter 4 'inventory Pricing'." The standard requires that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be excluded from the cost of inventory and expensed when incurred. The provision is effective for fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material impact on its financial position, results of operations or cash flows.

**RECLASSIFICATIONS** Certain reclassifications have been made to the prior years' consolidated financial statements to provide comparability with the current year's presentation- see note 8. In 2005, the Company has separately disclosed the investing portion of the cash flows attributable to its discontinued operations, which in prior periods was combined with the investing portion of the cash flows attributable to its continuing operations.

## NOTE 2—DEBT AND FINANCING ARRANGEMENTS

### LONG-TERM DEBT

| | January 28, 2006 | January 29, 2005 |
|---|---|---|
| Medium-Term Notes, 6.7% to 6.9%, due March 2004 through March 2006 | $ — | $ 43,000 |
| 7.0% Senior Notes, due June 2005 | — | 40,444 |
| 6.92% Term Enhanced ReMarketable Securities, due July 2006 | — | 100,000 |
| 7.50% Senior Subordinated Notes, due December 2014 | 200,000 | 200,000 |
| Senior Secured Term Loan, due January 2011 | 200,000 | — |
| Medium-Term Notes, 6.4% to 6.52%, due July 2007 through September 2007 | 215 | 215 |
| Other notes payable, 4.9% to 8.0% | 1,315 | 1,331 |
| Capital lease obligations, payable through July 2005 | 829 | 422 |
| Line of credit agreement, through December 2009 | 66,137 | 8,152 |
| | 468,496 | 393,564 |
| Less current maturities | 1,257 | 40,882 |
| Total Long-Term Debt | $ 467,239 | $ 352,682 |

On January 27, 2006 the Company entered into a $200,000 Senior Secured Term Loan facility due January 27, 2011 (March 1, 2007 if the Company's $119,000 Convertible Senior Notes have not been converted, repurchased or refinanced prior to March 1, 2007- the Company anticipates refinancing the 4.25% Convertible Senior Notes prior to March 1, 2007). This

***(dollar amounts in thousands, except share data)***

facility is secured by the real property and improvements associated with 154 of the Company's stores. Interest at the rate of LIBOR plus 3.0% on this facility is payable by the Company starting in February 2006. Proceeds from this facility were used to satisfy and discharge the Company's outstanding $43,000 6.88% Medium Term Notes due March 6, 2006 and $100,000 6.92% Term Enhanced Remarketable Securities (TERMS) due July 7, 2016 and to reduce borrowings under the Company's line of credit by approximately $39,000.

In the second quarter of fiscal 2005, the Company reclassified $100,000 aggregate principal amount of the TERMS to current liabilities on the consolidated balance sheet. The TERMS were retired on January 27, 2006 with cash from the Company's $200,000 Senior Secured Term Loan facility. In retiring the TERMS, the Company was obligated to purchase a call option, which, if exercised, would have allowed the securities to be remarketed through a maturity date of July 7, 2016. The $8,100 redemption price of the call option was based upon the then present value of the remaining payments on the TERMS through July 17, 2016, at 5.45%, discounted at the 10 year Treasury rate. Additionally, the Company prepaid $1,296 in interest through the original maturity date of July 17, 2006.

Upon maturity on June 1, 2005, the Company retired the remaining $40,444 aggregate principal amount of its 7.0% Senior Notes with cash from operations and its existing line of credit. In December 2004, the Company repurchased, through a tender offer, $59,556 of these notes. In the second quarter of fiscal 2004, the Company reclassified the $100,000 aggregate principal amount of these notes then outstanding to current liabilities on the balance sheet.

In the first quarter of fiscal 2005 the Company reclassified, to current liabilities on its consolidated balance sheet, $43,000 aggregate principal amount of 6.88% Medium-Term Notes with a stated maturity date of March 6, 2006. These notes were retired in January 2006 with cash from the Company's $200,000 Senior Secured Term Loan facility. Additionally, the Company prepaid $342 in interest through the original maturity date.

On December 14, 2004, the Company issued $200,000 aggregate principal amount of 7.5% Senior Subordinated Notes due December 15, 2014.

On December 2, 2004, the Company further amended its amended and restated line of credit agreement. The amendment increased the amount available for borrowings to $357,500, with an ability, upon satisfaction of certain conditions, to increase such amount to $400,000. The amendment also reduced the interest rate under the agreement to the London Interbank Offered Rate (LIBOR) plus 1.75% (after June 1, 2005, the rate decreased to LIBOR plus 1.50%, subject to 0.25% incremental increases as excess availability falls below $50,000). The amendment also provided the flexibility, upon satisfaction of certain conditions, to release up to $99,000 of reserves currently required as of December 2, 2004 under the line of credit agreement to support certain operating leases. This reserve was reduced to $76,401 on December 2, 2004. Finally, the amendment extended the term of the agreement through December 2009. The weighted average interest rate on borrowings under the line of credit agreement was 6.2% and 4.1% at January 28, 2006 and January 29, 2005, respectively.

In the third quarter of fiscal 2004, the Company entered into a vendor financing program with an availability of $20,000. Under this program, the Company's factor makes accelerated and discounted payments to its vendors and the Company, in turn, makes its regularly scheduled full vendor payments to the factor. As of January 28, 2006 the Company had an outstanding balance of $11,156 under these arrangements, classified as trade payable program liability in the consolidated balance sheet.

In the first quarter of fiscal 2004, the Company entered into arrangements with certain of its vendors and banks to extend payment terms on certain merchandise purchases. Under this program, the bank makes payments to the vendor based upon a negotiated discount rate between the parties and the Company makes its payment of the full payable to the bank at the extended payment term. As of July 31, 2004, all obligations under these arrangements were fully satisfied and the agreement was terminated.

The other notes payable have a principal balance of $1,315 and $1,331 and a weighted average interest rate of 5.1% and 4.8% at January 28, 2006 and January 29, 2005, respectively, and mature at various times through August 2016. Certain of these notes are collateralized by land and buildings with an aggregate carrying value of approximately $6,744 and $6,766 at January 28, 2006 and January 29, 2005, respectively.

*(dollar amounts in thousands, except share data)*

## CONVERTIBLE DEBT

| | January 28, 2006 | January 29, 2005 |
|---|---|---|
| 4.25% Senior convertible notes, due June 2007 | $ 119,000 | $ 119,000 |
| Less current maturities | — | — |
| Total Long-Term Convertible Debt | $ 119,000 | $ 119,000 |

On May 21, 2002, the Company issued $150,000 aggregate principal amount of 4.25% Convertible Senior Notes due June 1, 2007. The notes may be converted into shares of Pep Boys common stock at 44.6484 shares per each $1 principal amount of notes, equivalent to a conversion price of approximately $22.40 per share. In January 2005, the Company repurchased, in private transactions, $31,000 aggregate principal amount of these notes.

Several of the Company's debt agreements require the maintenance of certain financial ratios and compliance with covenants. The most restrictive of these covenants, an EBITDA restriction, is triggered if the Company's availability under its line of credit agreement drops below $50,000. As of January 28, 2006 the Company had an availability of approximately $166,000 under its line of credit, and was in compliance with all covenants contained in its debt agreements.

The annual maturities of all long-term debt and capital lease commitments for the next five fiscal years are:

| Year | Long-Term Debt | Capital Leases | Total |
|---|---|---|---|
| 2006 | $ 2,548 | $ 209 | $ 2,757 |
| 2007 | 121,235 | 243 | 121,478 |
| 2008 | 2,021 | 223 | 2,244 |
| 2009 | 68,160 | 154 | 68,314 |
| 2010[1] | 192,525 | — | 192,525 |
| Thereafter | 200,178 | — | 200,178 |
| Total | $ 586,667 | $ 829 | $ 587,496 |

[1] Total includes $200,000,000 Senior Secured Term Loan due January 11, 2011. Such maturity accelerates to March 1, 2007 if the Company's $119,000,000 Convertible Senior Notes have not been converted, repurchased or refinanced prior to March 1, 2007. At January 28, 2006, the Company has both the ability and intent to retire the $119,000,000 Convertible Senior Notes prior to March 1, 2007.

The Company has letter of credit arrangements in connection with its risk management and import merchandising programs. The Company was contingently liable for $1,015 and $960 in outstanding import letters of credit and $41,218 and $35,493 in outstanding standby letters of credit as of January 28, 2006 and January 29, 2005, respectively. The Company was also contingently liable for surety bonds in the amount of approximately $13,021 and $4,442 at January 28, 2006 and January 29, 2005, respectively.

## NOTE 3—ACCRUED EXPENSES

The Company's accrued expenses as of January 28, 2006 and January 29, 2005, were as follows:

| | January 28, 2006 | January 29, 2005 |
|---|---|---|
| Casualty and medical risk insurance | $ 178,498 | $ 164,065 |
| Accrued compensation and related taxes | 44,565 | 45,899 |
| Other | 67,698 | 96,707 |
| Total | $ 290,761 | $ 306,671 |

*(dollar amounts in thousands, except share data)*

## NOTE 4—OTHER CURRENT ASSETS

The Company's other current assets as of January 28, 2006 and January 29, 2005, were as follows:

| | January 28, 2006 | January 29, 2005 |
|---|---|---|
| Reinsurance premiums receivable | $ 82,629 | $ 80,397 |
| Income taxes receivable | 2,694 | 15,404 |
| Other | 123 | 264 |
| Total | $ 85,446 | $ 96,065 |

## NOTE 5—LEASE AND OTHER COMMITMENTS

On October 18, 2004, the Company entered into a Master Lease agreement providing for the lease of up to $35,000 of new point-of-sale hardware for the Company's stores at an interest rate of LIBOR plus 2.25%. This Master Lease is reflected in the Company's consolidated financial statements as an operating lease. The Company has evaluated this transaction in accordance with the guidance of FIN 46R and has determined that it is not required to consolidate the leasing entity. The Company has an outstanding balance of approximately $20,507 on this operating lease facility as of January 28, 2006. The lease includes a residual value guarantee with a maximum value of approximately $172. The Company expects the fair market value of the leased equipment to substantially reduce or eliminate the Company's payment under the residual guarantee at the end of the lease term.

In accordance with FIN 45, the Company has recorded a liability for the fair value of the guarantee related to this operating lease. As of January 28, 2006 and January 29, 2005, the current value of this liability was $105 and $90, respectively, which is recorded in other long-term liabilities on the consolidated balance sheets.

On August 1, 2003, the Company refinanced $132,000 in operating leases. These leases, which expire on August 1, 2008, have lease payments with an effective rate of LIBOR plus 2.06%. The Company has evaluated this transaction in accordance with the original guidance of FIN 46 and has determined that it is not required to consolidate the leasing entity. As of January 28, 2006 there was an outstanding balance of $123,970 under the leases. The leases include a residual value guarantee with a maximum value of approximately $105,000. The Company expects the fair market value of the leased real estate to substantially reduce or eliminate the Company's payment under the residual guarantee at the end of the lease term.

In accordance with FIN 45, the Company has recorded a liability for the fair value of the guarantee related to this operating lease. As of January 28, 2006 and January 29, 2005, the current value of this liability was $2,493 and $3,491, respectively, which is recorded in other long-term liabilities on the consolidated balance sheets.

The Company leases certain property and equipment under operating leases and capital leases, which contain renewal and escalation clauses, step rent provisions, capital improvements funding and other lease concessions. These provisions are considered in the Company's calculation of the Company's minimum lease payments, which are recognized as expense on a straight-line basis over the applicable lease term. In accordance with SFAS No. 13, as amended by SFAS No. 29, any lease payments that are based upon an existing index or rate are included in the Company's minimum lease payment calculations. Future minimum rental payments for noncancelable operating leases and capital leases in effect as of January 28, 2006 are shown in the table below. All amounts are exclusive of lease obligations and sublease rentals applicable to stores for which reserves, in conjunction with the restructuring, have previously been established.

(dollar amounts in thousands, except share data)

The aggregate minimum rental payments for such leases having initial terms of more than one year are approximately:

| Year | Operating Leases | Capital Leases |
|---|---|---|
| 2006 | $ 61,930 | $ 317 |
| 2007 | 60,114 | 259 |
| 2008 | 56,835 | 230 |
| 2009 | 46,925 | 144 |
| 2010 | 40,369 | — |
| Thereafter | 236,843 | — |
| Aggregate minimum lease payments | $ 503,016 | $ 950 |
| Less: interest on capital leases | | (121) |
| Present Value of Net Minimum Lease Payments | | $ 829 |

Rental expenses incurred for operating leases in fiscal years 2005, 2004 and 2003 were $67,601, $60,941 and $63,806, respectively.

In October 2001, the Company entered into a contractual commitment to purchase media advertising services with equal annual purchase requirements totaling $39,773 over four years. During the second quarter of fiscal 2004, it was determined that the Company would be unable to meet its obligation for the 2004 contract year, which ended on November 30, 2004. As a result, the Company recorded a $1,579 charge to selling, general and administrative expenses in the quarter ending July 31, 2004 related to the anticipated shortfall in this purchase commitment. The Company has satisfied all purchase requirements under this contract at January 28, 2006.

## NOTE 6—STOCKHOLDERS' EQUITY

**SHARE REPURCHASE—TREASURY STOCK** In the third quarter of fiscal 2004, the Company announced a share repurchase program for up to $100,000 of the Company's shares. The Company repurchased approximately 1,283,000 shares during fiscal 2005 for approximately $15,523, net of expenses. The repurchase program was extended through September 8, 2006. As of January 28, 2006, the Company had repurchased a total of 4,359,600 shares at an average cost of $12.68 per share ($55,280).

All of these repurchased shares were placed into the Company's treasury. A portion of the treasury shares will be used by the Company to provide benefits to employees under its compensation plans and in conjunction with the Company's dividend reinvestment program. As of January 28, 2006, the Company has reflected 12,152,968 shares of its common stock at a cost of $181,187 as "cost of shares in treasury" on the Company's consolidated balance sheet.

**SALE OF COMMON STOCK** On March 24, 2004, the Company sold 4,646,464 shares of common stock (par value $1 per share) at a price of $24.75 per share for net proceeds of $108,854.

**RIGHTS AGREEMENT** On December 31, 1997, the Company distributed as a dividend one common share purchase right on each of its common shares. The rights will not be exercisable or transferable apart from the Company's common stock until a person or group, as defined in the rights agreement (dated December 5, 1997), without the proper consent of the Company's Board of Directors, acquires 15% or more, or makes an offer to acquire 15% or more of the Company's outstanding stock. When exercisable, the rights entitle the holder to purchase one share of the Company's common stock for $125. Under certain circumstances, including the acquisition of 15% of the Company's stock by a person or group, the rights entitle the holder to purchase common stock of the Company or common stock of an acquiring company having a market value of twice the exercise price of the right.

The rights do not have voting power and are subject to redemption by the Company's Board of Directors for $.01 per right anytime before a 15% position has been acquired and for 10 days thereafter, at which time the rights become non-redeemable. The rights expire on December 31, 2007.

***(dollar amounts in thousands, except share data)***

**BENEFITS TRUST** On April 29, 1994, the Company established a flexible employee benefits trust with the intention of purchasing up to $75,000 worth of the Company's common shares. The repurchased shares will be held in the trust and will be used to fund the Company's existing benefit plan obligations including healthcare programs, savings and retirement plans and other benefit obligations. The trust will allocate or sell the repurchased shares through 2023 to fund these benefit programs. As shares are released from the trust, the Company will charge or credit additional paid-in capital for the difference between the fair value of shares released and the original cost of the shares to the trust. For financial reporting purposes, the trust is consolidated with the accounts of the Company. All dividend and interest transactions between the trust and the Company are eliminated. In connection with the Dutch Auction self-tender offer, 37,230 shares were tendered at a price of $16.00 per share in fiscal 1999. At January 28, 2006, the Company has reflected 2,195,270 shares of its common stock at a cost of $59,264 as "cost of shares in benefits trust" on the Company's consolidated balance sheet.

## NOTE 7—RESTRUCTURING

Building upon the Profit Enhancement Plan launched in October 2000, the Company, during fiscal 2003, conducted a comprehensive review of its operations including individual store performance, the entire management infrastructure and its merchandise and service offerings. On July 31, 2003, the Company announced several initiatives aimed at realigning its business and continuing to improve upon the Company's profitability. These actions, including the disposal and sublease of the Company's real properties, were substantially completed by January 31, 2004 with net costs of approximately $65,986. The Company is accounting for these initiatives in accordance with the provisions of SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" and SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". These initiatives included:

*Closure of 33 under-performing stores on July 31, 2003*

The charges related to these closures included a $31,237 write-down of fixed assets, $424 in long-term lease and other related obligations, net of subleases, $980 in workforce reduction costs, store breakdown costs of $2,031 and inventory transfer costs of $862. These charges are included in discontinued operations in the consolidated statement of operations. The write-down of fixed assets includes the adjustment to the market value of those owned stores that are now classified as assets held for disposal in accordance with SFAS No. 144 and the write-down of leasehold improvements. The assets held for disposal have been valued at the lower of their carrying amount or their estimated fair value, net of disposal costs. The long-term lease and other related obligations represent the fair value of such obligations less the estimated net sublease income. The workforce reduction costs represent the involuntary termination benefits payable to approximately 900 store employees, all of whom were notified on or prior to July 31, 2003. Severance for these employees was accrued in accordance with SFAS No. 146. Approximately 61% of these employees were terminated as of November 1, 2003. The remaining employees accepted other positions within the Company subsequent to the July 31, 2003 notification date. The accrued severance of $557 related to employees that accepted other positions was reversed in the third quarter of fiscal 2003. An additional $187 in accrued severance was reversed in the fourth quarter of fiscal 2003 due to a change in the estimate of severance payable. These reversals were recorded in discontinued operations on the consolidated statement of operations.

*Discontinuation of certain merchandise offerings*

In the second quarter of fiscal 2003, the Company recorded a $24,580 write-down of inventory as a result of a decision to discontinue certain merchandising offerings. This write-down was recorded in cost of merchandise sales on the consolidated statement of operations.

*Corporate realignment*

The charges related to this fiscal 2003 realignment included $3,070 in workforce reduction costs, $2,543 of expenses incurred in the development of the restructuring plan, a $536 write-down of certain assets and $467 in costs related to two warehouse lease terminations. The workforce reduction costs represent the involuntary termination benefits payable to 150 Store Support Center employees and field managers. All of these employees were terminated as of November 1, 2003. The realignment charges were recorded in selling, general and administrative expenses and cost of merchandise sales on the consolidated statement of operations.

***(dollar amounts in thousands, except share data)***

*Reserve Summary*

The following chart details the reserve balances through January 28, 2006. The reserve includes remaining rent on leases net of sublease income, other contractual obligations associated with leased properties and employee severance.

| | Severance | Lease Expenses | Contractual Obligations | Total |
|---|---|---|---|---|
| Reserve balance at Jan. 31, 2004 | $ 373 | $ 2,368 | $ 463 | $ 3,204 |
| Provision for present value of liabilities | | 160 | 256 | 416 |
| Changes in assumptions about future sublease income, lease termination, contractual obligations and severance | (158) | 82 | - | (76) |
| Cash payments | (215) | (855) | (578) | (1,648) |
| Reserve balance at Jan. 29, 2005 | $ - | $ 1,755 | $ 141 | $ 1,896 |
| Provision for present value of liabilities | | 119 | - | 119 |
| Changes in assumptions about future sublease income, lease termination, contractual obligations and severance | | (1,011) | 73 | (938) |
| Cash payments | | (675) | (105) | (780) |
| Reserve balance at Jan. 28, 2006 | $ - | $ 188 | $ 109 | $ 297 |

## NOTE 8—STORE CLOSURES AND SALES

Discontinued Operations

In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), our discontinued operations continue to reflect the ongoing costs for the stores remaining from the 33 stores closed on July 31, 2003 as part of our corporate restructuring (see Note 7). Additionally, during the quarter ended October 29, 2005 the Company reclassified into discontinued operations the revenues and costs associated with another store in accordance with SFAS 144.

Below is a summary of these stores' operations for the fifty-two weeks ended January 28, 2006 and January 29, 2005:

| | Fifty-two weeks ended | | |
|---|---|---|---|
| | January 28, 2006 | January 29, 2005 | January 31, 2004 |
| Revenues in discontinued operations: | | | |
| Merchandise Sales | $ 2,342 | $ 2,386 | $ 32,161 |
| Service Revenue | 462 | 536 | 8,513 |
| Total revenues, discontinued operations | $ 2,804 | $ 2,922 | 40,674 |
| Earnings (loss) from discontinued operations before income taxes | $ 419 | $ (2,996) | (25,299) |

Additionally, the Company has classified certain assets as assets held for disposal on its consolidated balance sheets. As of January 28, 2006 and January 29, 2005, these reclassifications were as follows:

| | January 28, 2006 | January 29, 2005 |
|---|---|---|
| Land | $ 120 | $ 543 |
| Building and improvements | 532 | 122 |
| | $ 652 | $ 665 |

*(dollar amounts in thousands, except share data)*

Sales of Stores in Discontinued Operations

During fiscal 2005, the Company sold a closed store for proceeds of $931 resulting in a pre-tax gain of $341, which was recorded in discontinued operations on the consolidated statement of operations.

During fiscal 2004, the Company sold assets held for disposal for proceeds of $13,327 resulting in a loss of $91, which was recorded in discontinued operations on the consolidated statement of operations.

Other Store Sales and Transfers

During the third quarter of 2005, the Company reclassified a store from assets held for use to assets held for disposal in accordance with the provisions of SFAS 144.

During the second quarter of 2005, the Company sold a closed store classified as an asset held for disposal for proceeds of $6,912 resulting in a pre-tax gain of $5,176, which was recorded in costs of merchandise sales on the consolidated statement of operations in accordance with the provisions of SFAS 144.

Additionally, during the second quarter of 2005 the Company sold a closed store classified as an asset held for use for proceeds of $659 resulting in a pre-tax loss of $502, which was recorded in costs of merchandise sales on the consolidated statement of operations in accordance with the provisions of SFAS 144.

During the second quarter of 2005, the Company reclassified a store in assets held for disposal at April 29, 2005 to assets held for use in accordance with the provisions of SFAS 144, as the Company concluded that the sale of the store was no longer expected to occur within one year. This store is valued at its fair value at the date of the subsequent decision to transfer it, which was lower than its carrying amount before it was classified as held for sale, adjusted for depreciation expense that would have been recognized had the asset been continuously classified as held and used. The results of operations of this store are not material for the years ended January 28, 2006 and January 29, 2005, respectively, and therefore have not been reclassified into continuing operations in the consolidated statements of operations.

## NOTE 9—SUPPLEMENTAL GUARANTOR INFORMATION

On December 14, 2004, the Company issued $200,000 aggregate principal amount of 7.50% Senior Subordinated Notes due December 15, 2014; on May 21, 2002, the Company issued $150,000 aggregate principal amount of 4.25% Convertible Senior Notes due June 1, 2007; and on January 27, 2006 the Company entered into a $200,000 senior secured term loan facility bearing interest of LIBOR plus 3.0% due January 27, 2011 (March 1, 2007 if the Company's $119,000 Convertible Senior Notes have not been converted, repurchased or refinanced prior to March 1, 2007). All issuances are unsecured and jointly and severally and fully and unconditionally guaranteed by the Company's wholly-owned direct and indirect operating subsidiaries, The Pep Boys Manny, Moe and Jack of California, Pep Boys - Manny, Moe and Jack of Delaware, Inc. and Pep Boys - Manny, Moe and Jack of Puerto Rico, Inc. PBY Corporation was added as a subsidiary guarantor of both issuances on January 6, 2005.

The following are consolidating balance sheets of the Company as of January 28, 2006 and January 29, 2005 and the related condensed consolidating statements of operations and condensed consolidating statements of cash flows for the fiscal years ended January 28, 2006, January 29, 2005 and January 31, 2004. The condensed consolidating statements of operations and cash flows for the fiscal year ended January 31, 2004 have been reclassified to show PBY Corporation as a subsidiary guarantor for comparative purposes.

**THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)**
**Years ended January 28, 2006, January 29, 2005 and January 31, 2004**
***(dollar amounts in thousands, except share data)***

## CONDENSED CONSOLIDATING BALANCE SHEET

| As of January 28, 2006 | Pep Boys | Subsidiary Guarantors | Non-Subsidiary Guarantors | Consolidation/ Elimination | Consolidated |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| Current Assets: | | | | | |
| Cash and cash equivalents | $ 12,019 | $ 6,953 | $ 29,309 | $ — | $ 48,281 |
| Accounts receivable, net | 20,030 | 16,404 | — | — | 36,434 |
| Merchandise inventories | 209,384 | 406,908 | — | — | 616,292 |
| Prepaid expenses | 33,765 | 9,678 | 19,000 | (21,491) | 40,952 |
| Other | 6,116 | 8,960 | 70,370 | — | 85,446 |
| Assets held for disposal | — | 652 | — | — | 652 |
| Total Current Assets | 281,314 | 449,555 | 118,679 | (21,491) | 828,057 |
| Property and Equipment—at cost: | | | | | |
| Land | 86,805 | 170,997 | — | — | 257,802 |
| Buildings and improvements | 316,725 | 599,855 | — | — | 916,580 |
| Furniture, fixtures and equipment | 278,742 | 392,447 | — | — | 671,189 |
| Construction in progress | 15,261 | 597 | — | — | 15,858 |
| | 697,533 | 1,163,896 | — | — | 1,861,429 |
| Less accumulated depreciation and amortization | 364,793 | 549,247 | — | — | 914,040 |
| Total Property and Equipment—Net | 332,740 | 614,649 | — | — | 947,389 |
| Investment in subsidiaries | 1,520,208 | 1,290,063 | — | (2,810,271) | — |
| Intercompany receivable | — | 631,061 | 84,563 | (715,624) | — |
| Other | 42,144 | 3,723 | — | 440 | 46,307 |
| Total Assets | $ 2,176,406 | $ 2,989,051 | $ 203,242 | $ (3,546,946) | $ 1,821,753 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | |
| Current Liabilities: | | | | | |
| Accounts payable | $ 261,931 | $ 9 | $ — | $ — | $ 261,940 |
| Trade payable program liability | 11,156 | | | | 11,156 |
| Accrued expenses | 45,410 | 90,428 | 195,472 | (40,549) | 290,761 |
| Current deferred taxes | 64 | 21,690 | (6,337) | — | 15,417 |
| Current maturities of long-term debt and obligations under capital leases | 1,257 | — | — | — | 1,257 |
| Total Current Liabilities | 319,818 | 112,127 | 189,135 | (40,549) | 580,531 |
| Long-term debt and obligations under capital leases, less current maturities | 423,572 | 43,667 | — | — | 467,239 |
| Convertible long-term debt, less current maturities | 119,000 | — | — | — | 119,000 |
| Other long-term liabilities | 9,625 | 28,359 | — | 19,497 | 57,481 |
| Intercompany liabilities | 716,978 | (1,353) | — | (715,625) | — |
| Deferred income taxes | (7,152) | 10,089 | — | — | 2,937 |
| Stockholders' Equity: | | | | | |
| Common stock | 68,557 | 1,502 | 100 | (1,602) | 68,557 |
| Additional paid-in capital | 288,098 | 436,858 | 3,900 | (440,758) | 288,098 |
| Retained earnings | 481,926 | 2,357,802 | 10,107 | (2,367,909) | 481,926 |
| Accumulated other comprehensive loss | (3,565) | — | — | — | (3,565) |
| Less: | | | | | |
| Cost of shares in treasury | 181,187 | — | — | — | 181,187 |
| Cost of shares in benefits trust | 59,264 | — | — | — | 59,264 |
| Total Stockholders' Equity | 594,565 | 2,796,162 | 14,107 | (2,810,269) | 594,565 |
| Total Liabilities and Stockholders' Equity | $ 2,176,406 | $ 2,989,051 | $ 203,242 | $ (3,546,946) | $ 1,821,753 |

**THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)**
**Years ended January 28, 2006, January 29, 2005 and January 31, 2004**
***(dollar amounts in thousands, except share data)***

**CONDENSED CONSOLIDATING BALANCE SHEET**

| As of January 29, 2005 | Pep Boys | Subsidiary Guarantors | Non-Subsidiary Guarantors | Consolidation/ Elimination | Consolidated |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| Current Assets: | | | | | |
| Cash and cash equivalents | $ 59,032 | $ 8,474 | $ 15,252 | $ — | $ 82,758 |
| Accounts receivable, net | 14,150 | 16,844 | — | — | 30,994 |
| Merchandise inventories | 205,908 | 396,852 | — | — | 602,760 |
| Prepaid expenses | 28,535 | 17,450 | 21,499 | (22,135) | 45,349 |
| Deferred income taxes | 3,140 | (28,192) | 5,645 | 19,407 | — |
| Other | 19,170 | 12,097 | 64,798 | — | 96,065 |
| Assets held for disposal | — | 665 | — | — | 665 |
| Total Current Assets | 329,935 | 424,190 | 107,194 | (2,728) | 858,591 |
| Property and Equipment—at cost: | | | | | |
| Land | 87,314 | 174,671 | — | — | 261,985 |
| Buildings and improvements | 315,170 | 600,929 | — | — | 916,099 |
| Furniture, fixtures and equipment | 296,732 | 336,366 | — | — | 633,098 |
| Construction in progress | 38,240 | 2,186 | — | — | 40,426 |
| | 737,456 | 1,114,152 | — | — | 1,851,608 |
| Less accumulated depreciation and amortization | 390,331 | 516,246 | — | — | 906,577 |
| Total Property and Equipment—Net | 347,125 | 597,906 | — | — | 945,031 |
| Investment in subsidiaries | 1,585,211 | 1,130,247 | — | (2,715,458) | |
| Intercompany receivable | — | 845,384 | 85,881 | (931,265) | — |
| Other | 59,900 | 3,501 | — | — | 63,401 |
| Total Assets | $ 2,322,171 | $ 3,001,228 | $ 193,075 | $ (3,649,451) | $ 1,867,023 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | |
| Current Liabilities: | | | | | |
| Accounts payable | $ 310,972 | $ 9 | $ — | $ — | $ 310,981 |
| Trade payable program liability | — | — | — | — | — |
| Accrued expenses | 60,178 | 90,014 | 178,614 | (22,135) | 306,671 |
| Current deferred taxes | — | — | — | 19,406 | 19,406 |
| Current maturities of long-term debt and obligations under capital leases | 40,882 | — | — | — | 40,882 |
| Total Current Liabilities | 412,032 | 90,023 | 178,614 | (2,729) | 677,940 |
| Long-term debt and obligations under capital leases, less current maturities | 347,315 | 5,367 | — | — | 352,682 |
| Convertible long-term debt, less current maturities | 119,000 | — | — | — | 119,000 |
| Other long-term liabilities | 11,416 | 26,561 | — | — | 37,977 |
| Intercompany liabilities | 765,068 | 166,196 | — | (931,264) | — |
| Deferred income taxes | 13,884 | 12,084 | — | — | 25,968 |
| Stockholders' Equity: | | | | | |
| Common stock | 68,557 | 1,502 | 100 | (1,602) | 68,557 |
| Additional paid-in capital | 284,966 | 436,858 | 3,900 | (440,758) | 284,966 |
| Retained earnings | 536,780 | 2,262,637 | 10,461 | (2,273,098) | 536,780 |
| Accumulated other comprehensive loss | (4,852) | — | — | — | (4,852) |
| Less: | | | | | |
| Cost of shares in treasury | 172,731 | — | — | — | 172,731 |
| Cost of shares in benefits trust | 59,264 | — | — | — | 59,264 |
| Total Stockholders' Equity | 653,456 | 2,700,997 | 14,461 | (2,715,458) | 653,456 |
| Total Liabilities and Stockholders' Equity | $ 2,322,171 | $ 3,001,228 | $ 193,075 | $ (3,649,451) | $ 1,867,023 |

**THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)**
**Years ended January 28, 2006, January 29, 2005 and January 31, 2004**
***(dollar amounts in thousands, except share data)***

**CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS**

| Year ended January 28, 2006 | Pep Boys | Subsidiary Guarantors | Non-Subsidiary Guarantors | Consolidation/ Elimination | Consolidated |
|---|---|---|---|---|---|
| Merchandise Sales | $ 643,353 | $ 1,208,714 | $ — | $ — | $ 1,852,067 |
| Service Revenue | 132,281 | 250,878 | — | — | 383,159 |
| Other Revenue | — | — | 29,500 | (29,500) | — |
| Total Revenues | 775,634 | 1,459,592 | 29,500 | (29,500) | 2,235,226 |
| Costs of Merchandise Sales | 475,640 | 895,555 | — | — | 1,371,195 |
| Costs of Service Revenue | 120,320 | 232,393 | — | — | 352,713 |
| Costs of Other Revenue | — | — | 34,188 | (34,188) | — |
| Total Costs of Revenues | 595,960 | 1,127,948 | 34,188 | (34,188) | 1,723,908 |
| Gross Profit from Merchandise Sales | 167,713 | 313,159 | — | — | 480,872 |
| Gross Profit from Service Revenue | 11,961 | 18,485 | — | — | 30,446 |
| Gross Loss from Other Revenue | — | — | (4,688) | 4,688 | — |
| Total Gross Profit (Loss) | 179,674 | 331,644 | (4,688) | 4,688 | 511,318 |
| Selling, General and Administrative Expenses | 176,812 | 340,674 | 327 | 4,688 | 522,501 |
| Operating Profit (Loss) | 2,862 | (9,030) | (5,015) | — | (11,183) |
| Non-Operating (Expense) Income | (18,682) | 92,005 | 575 | (70,001) | 3,897 |
| Interest Expense (Income) | 88,928 | 33,987 | (3,874) | (70,001) | 49,040 |
| (Loss) Earnings from Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle | (104,748) | 48,988 | (566) | — | (56,326) |
| Income Tax (Benefit) Expense | (36,957) | 16,616 | (212) | — | (20,553) |
| Equity in Earnings of Subsidiaries | 30,793 | 64,018 | — | (94,811) | — |
| Net (Loss) Earnings from Continuing Operations Before Cumulative Effect of Change in Accounting Principle | (36,998) | 96,390 | (354) | (94,811) | (35,773) |
| Earnings (Loss) From Discontinued Operations, Net of Tax | 324 | (58) | — | — | 266 |
| Cumulative Effect of Change in Accounting Principle, Net of Tax | (854) | (1,167) | — | — | (2,021) |
| Net (Loss) Earnings | $ (37,528) | $ 95,165 | $ (354) | $ (94,811) | $ (37,528) |

## THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
**Years ended January 28, 2006, January 29, 2005 and January 31, 2004**
***(dollar amounts in thousands, except share data)***

### CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

| Year ended January 29, 2005 | Pep Boys | Subsidiary Guarantors | Non-Subsidiary Guarantors | Consolidation/ Elimination | Consolidated |
|---|---|---|---|---|---|
| Merchandise Sales | $ 647,135 | $ 1,213,493 | $ — | $ — | $ 1,860,628 |
| Service Revenue | 141,915 | 267,431 | — | — | 409,346 |
| Other Revenue | — | — | 28,432 | (28,432) | — |
| Total Revenues | 789,050 | 1,480,924 | 28,432 | (28,432) | 2,269,974 |
| Costs of Merchandise Sales | 469,421 | 862,307 | — | — | 1,331,728 |
| Costs of Service Revenue | 108,554 | 208,098 | — | — | 316,652 |
| Costs of Other Revenue | — | — | 35,693 | (35,693) | — |
| Total Costs of Revenues | 577,975 | 1,070,405 | 35,693 | (35,693) | 1,648,380 |
| Gross Profit from Merchandise Sales | 177,714 | 351,186 | — | — | 528,900 |
| Gross Profit from Service Revenue | 33,361 | 59,333 | — | — | 92,694 |
| Gross Loss from Other Revenue | — | — | (7,261) | 7,261 | — |
| Total Gross Profit (Loss) | 211,075 | 410,519 | (7,261) | 7,261 | 621,594 |
| Selling, General and Administrative Expenses | 189,161 | 350,070 | 316 | 7,261 | 546,808 |
| Operating Profit (Loss) | 21,914 | 60,449 | (7,577) | — | 74,786 |
| Non-Operating (Expense) Income | (18,317) | 71,679 | 3,397 | (54,935) | 1,824 |
| Interest Expense | 64,268 | 26,632 | — | (54,935) | 35,965 |
| Earnings (Loss) from Continuing Operations Before Income Taxes | (60,671) | 105,496 | (4,180) | — | 40,645 |
| Income Tax (Benefit) Expense | (22,515) | 39,195 | (1,490) | — | 15,190 |
| Equity in Earnings of Subsidiaries | 62,122 | 64,958 | — | (127,080) | — |
| Net Earnings (Loss) from Continuing Operations | 23,966 | 131,259 | (2,690) | (127,080) | 25,455 |
| Loss from Discontinued Operations, Net of Tax | (387) | (1,489) | — | — | (1,876) |
| Net Earnings (Loss) | $ 23,579 | $ 129,770 | $ (2,690) | $ (127,080) | $ 23,579 |

## THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
**Years ended January 28, 2006, January 29, 2005 and January 31, 2004**
***(dollar amounts in thousands, except share data)***

## CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

| Year ended January 31, 2004 | Pep Boys | Subsidiary Guarantors | Non-Subsidiary Guarantors | Consolidation/ Elimination | Consolidated |
|---|---|---|---|---|---|
| Merchandise Sales | $ 591,505 | $ 1,134,505 | $ — | $ — | $ 1,726,010 |
| Service Revenue | 141,304 | 264,005 | — | — | 405,309 |
| Other Revenue | — | — | 26,825 | (26,825) | — |
| Total Revenues | 732,809 | 1,398,510 | 26,825 | (26,825) | 2,131,319 |
| Costs of Merchandise Sales | 426,260 | 814,543 | — | — | 1,240,803 |
| Costs of Service Revenue | 105,940 | 204,710 | — | — | 310,650 |
| Costs of Other Revenue | — | — | 31,636 | (31,636) | — |
| Total Costs of Revenues | 532,200 | 1,019,253 | 31,636 | (31,636) | 1,551,453 |
| Gross Profit from Merchandise Sales | 165,245 | 319,962 | — | — | 485,207 |
| Gross Profit from Service Revenue | 35,364 | 59,295 | — | — | 94,659 |
| Gross Loss from Other Revenue | — | — | (4,811) | 4,811 | — |
| Total Gross Profit (Loss) | 200,609 | 379,257 | (4,811) | 4,811 | 579,866 |
| Selling, General and Administrative Expenses | 192,228 | 371,935 | 314 | 4,811 | 569,288 |
| Operating Profit (Loss) | 8,381 | 7,322 | (5,125) | — | 10,578 |
| Non-Operating (Expense) Income | (17,055) | 65,075 | 3,390 | (48,070) | 3,340 |
| Interest Expense | 61,675 | 24,650 | — | (48,070) | 38,255 |
| (Loss) Earnings from Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle | (70,349) | 47,747 | (1,735) | — | (24,337) |
| Income Tax (Benefit) Expense | (24,920) | 16,590 | (624) | — | (8,954) |
| Equity in Earnings of Subsidiaries | 16,070 | 41,666 | — | (57,736) | — |
| Net (Loss) Earnings from Continuing Operations before Cumulative Effect of Change in Accounting Principle | (29,359) | 72,823 | (1,111) | (57,736) | (15,383) |
| Loss from Discontinued Operations, Net of Tax | (3,636) | (12,391) | — | — | (16,027) |
| Cumulative Effect of Change in Accounting Principle, Net of Tax | (899) | (1,585) | — | — | (2,484) |
| Net (Loss) Earnings | $ (33,894) | $ 58,847 | $ (1,111) | $ (57,736) | $ (33,894) |

THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended January 28, 2006, January 29, 2005 and January 31, 2004
*(dollar amounts in thousands, except share data)*

**CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS**

| Year ended January 28, 2006 | Pep Boys | Subsidiary Guarantors | Non-Subsidiary Guarantors | Consolidation/ Elimination | Consolidated |
|---|---|---|---|---|---|
| Cash Flows from Operating Activities: | | | | | |
| Net (Loss) Earnings | $ (37,528) | $ 95,165 | $ (354) | $ (94,811) | $ (37,528) |
| Adjustments to Reconcile Net (Loss) Earnings to Net Cash (Used in) Provided By Continuing Operations: | | | | | |
| Net loss (earnings) from discontinued operations | (324) | 58 | — | — | (266) |
| Depreciation and amortization | 29,391 | 50,496 | — | — | 79,887 |
| Cumulative effect of change in accounting principle | 854 | 1,167 | — | — | 2,021 |
| Accretion of asset disposal obligation | 25 | 84 | — | — | 109 |
| Stock compensation expense | 2,049 | — | — | — | 2,049 |
| Equity in earnings of subsidiaries | 65,004 | (159,815) | — | 94,811 | — |
| Deferred income taxes | (18,604) | (8,497) | (691) | — | (27,792) |
| Net gain from reduction in asset retirement liability | (657) | (1,158) | — | — | (1,815) |
| Loss (gain) from sale of assets | 675 | (5,501) | — | — | (4,826) |
| Loss on impairment of assets | 4,200 | — | — | — | 4,200 |
| Increase in cash surrender value of life insurance policies | (3,389) | — | — | — | (3,389) |
| Changes in operating assets and liabilities: | | | | | |
| Decrease (increase) in accounts receivable, prepaid expenses and other | 8,161 | 11,161 | (3,073) | (1,083) | 15,166 |
| Increase in merchandise inventories | (3,476) | (10,056) | — | — | (13,532) |
| (Decrease) increase in accounts payable | (49,041) | — | — | — | (49,041) |
| (Decrease) increase in accrued expenses | (20,019) | 2,711 | 16,858 | (18,414) | (18,864) |
| (Decrease) increase in other long-term liabilities | (2,913) | 176 | — | 19,497 | 16,760 |
| Net cash (used in) provided by continuing operations | (25,592) | (24,009) | 12,740 | — | (36,861) |
| Net cash used in discontinued operations | (221) | (1,305) | — | — | (1,526) |
| Net Cash (Used in) Provided by Operating Activities | (25,813) | (25,314) | 12,740 | — | (38,387) |
| Cash Flows from Investing Activities: | | | | | |
| Capital expenditures | (16,455) | (69,490) | — | — | (85,945) |
| Proceeds from sales of assets | 978 | 3,065 | — | — | 4,043 |
| Proceeds from sales of assets held for disposal | — | 6,913 | — | — | 6,913 |
| Proceeds from life insurance policies | 24,655 | — | — | — | 24,655 |
| Premiums paid on life insurance policies | (605) | — | — | — | (605) |
| Net cash provided by (used in) continuing operations | 8,573 | (59,512) | | | (50,939) |
| Net cash provided by discontinued operations | 916 | — | — | — | 916 |
| Net Cash Provided by (Used in) Investing Activities | 9,489 | (59,512) | — | — | (50,023) |
| Net borrowings under line of credit agreements | 19,685 | 38,300 | — | — | 57,985 |
| Net borrowings (payments) on trade payable program liability | 11,156 | — | — | — | 11,156 |
| Payments for finance issuance costs | (5,150) | — | — | — | (5,150) |
| Proceeds from issuance of notes | 200,000 | — | — | — | 200,000 |
| Reduction of long-term debt | (183,459) | — | — | — | (183,459) |
| Reduction of convertible debt | — | — | — | — | — |
| Payments on capital lease obligations | (383) | — | — | — | (383) |
| Intercompany borrowings (payments) | (46,322) | 45,005 | 1,317 | — | — |
| Dividends paid | (14,686) | — | — | — | (14,686) |
| Repurchase of common stock | (15,562) | — | — | — | (15,562) |
| Proceeds from exercise of stock options | 3,071 | — | — | — | 3,071 |
| Proceeds from dividend reinvestment plan | 961 | — | — | — | 961 |
| Net Cash (used in) Provided by Financing Activities | (30,689) | 83,305 | 1,317 | — | 53,933 |
| Net (Decrease) Increase in Cash | (47,013) | (1,521) | 14,057 | — | (34,477) |
| Cash and Cash Equivalents at Beginning of Year | 59,032 | 8,474 | 15,252 | — | 82,758 |
| Cash and Cash Equivalents at End of Year | $ 12,019 | $ 6,953 | $ 29,309 | $ — | $ 48,281 |

**THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)**
**Years ended January 28, 2006, January 29, 2005 and January 31, 2004**
***(dollar amounts in thousands, except share data)***

## CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

| Year ended January 29, 2005 | Pep Boys | Subsidiary Guarantors | Non-Subsidiary Guarantors | Consolidation/ Elimination | Consolidated |
|---|---|---|---|---|---|
| Cash Flows from Operating Activities: | | | | | |
| Net Earnings (Loss) | $ 23,579 | $ 129,770 | $ (2,690) | $ (127,080) | $ 23,579 |
| Adjustments to Reconcile Net Earnings (Loss) to Net Cash (Used in) Provided By Continuing Operations: | | | | | |
| Net loss from discontinued operations | 387 | 1,489 | — | — | 1,876 |
| Depreciation and amortization | 29,261 | 47,359 | — | — | 76,620 |
| Accretion of asset disposal obligation | 29 | 106 | — | — | 135 |
| Stock compensation expense | 1,184 | — | — | — | 1,184 |
| Equity in earnings of subsidiaries | (144,798) | 32,718 | — | 112,080 | — |
| Deferred income taxes | (19,254) | 45,835 | (398) | — | 26,183 |
| Deferred gain on sale leaseback | (34) | (96) | — | — | (130) |
| Gain from sale of assets | (199) | (11,649) | — | — | (11,848) |
| Increase in cash surrender value of life insurance policies | (3,540) | — | — | — | (3,540) |
| Changes in operating assets and liabilities: | | | | | |
| Decrease (increase) in accounts receivable, prepaid expenses and other | (1,057) | (4,604) | (12,930) | 1,385 | (17,206) |
| Increase in merchandise inventories | (14,797) | (34,401) | — | — | (49,198) |
| Increase in accounts payable | (24,387) | — | — | — | (24,387) |
| Increase (decrease) in accrued expenses | 16,992 | (13,920) | 25,534 | (1,385) | 27,221 |
| (Decrease) increase in other long-term liabilities | (887) | (385) | — | — | (1,272) |
| Net cash (used in) provided by continuing operations | (137,521) | 192,222 | 9,516 | (15,000) | 49,217 |
| Net cash used in discontinued operations | (479) | (3,287) | — | — | (3,766) |
| Net Cash (Used in) Provided by Operating Activities | (138,000) | 188,935 | 9,516 | (15,000) | 45,451 |
| Cash Flows from Investing Activities: | | | | | |
| Capital expenditures | (43,975) | (44,093) | — | — | (88,068) |
| Proceeds from sales of assets | 331 | 17,690 | — | — | 18,021 |
| Proceeds from sales of assets held for disposal | — | — | — | — | — |
| Premiums paid on life insurance policies | (1,778) | — | — | — | (1,778) |
| Net cash used in continuing operations | (45,422) | (26,403) | — | — | (71,825) |
| Net cash provided by discontinued operations | 7,826 | 5,501 | — | — | 13,327 |
| Net Cash Used in Investing Activities | (37,596) | (20,902) | — | — | (58,498) |
| Cash Flows from Financing Activities: | | | | | |
| Net borrowings under line of credit agreements | 2,768 | 5,334 | — | — | 8,102 |
| Payments for finance issuance costs | (5,500) | — | — | — | (5,500) |
| Net payments on trade payable program liability | (7,216) | — | — | — | (7,216) |
| Payments on capital lease obligations | (1,040) | — | — | — | (1,040) |
| Reduction of long-term debt | (189,991) | — | — | — | (189,991) |
| Reduction of convertible debt | (31,000) | — | — | — | (31,000) |
| Proceeds from issuance of notes | 200,000 | — | — | — | 200,000 |
| Intercompany borrowings (payments) | 161,212 | (173,965) | 12,753 | — | — |
| Dividends paid | (15,676) | — | (15,000) | 15,000 | (15,676) |
| Repurchase of common stock | (39,718) | — | — | — | (39,718) |
| Proceeds from issuance of common stock | 108,854 | — | — | — | 108,854 |
| Proceeds from exercise of stock options | 6,887 | — | — | — | 6,887 |
| Proceeds from dividend reinvestment plan | 1,119 | — | — | — | 1,119 |
| Net Cash Provided by (Used in) Financing Activities | 190,699 | (168,631) | (2,247) | 15,000 | 34,821 |
| Net Increase (Decrease) in Cash | 15,103 | (598) | 7,269 | — | 21,774 |
| Cash and Cash Equivalents at Beginning of Year | 43,929 | 9,072 | 7,983 | — | 60,984 |
| Cash and Cash Equivalents at End of Year | $ 59,032 | $ 8,474 | $ 15,252 | $ — | $ 82,758 |

## THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
## Years ended January 28, 2006, January 29, 2005 and January 31, 2004
***(dollar amounts in thousands, except share data)***

## CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

| Year ended January 31, 2004 | Pep Boys | Subsidiary Guarantors | Non-Subsidiary Guarantors | Consolidation/ Elimination | Consolidated |
|---|---|---|---|---|---|
| Cash Flows from Operating Activities: | | | | | |
| Net (Loss) Earnings | $ (33,894) | $ 58,849 | $ (1,111) | $ (57,738) | $ (33,894) |
| Adjustments to Reconcile Net (Loss) Earnings to Net Cash Provided By Continuing Operations: | | | | | |
| Net loss from discontinued operations | 3,351 | 12,676 | — | — | 16,027 |
| Depreciation and amortization | 31,312 | 46,963 | — | — | 78,275 |
| Cumulative effect of change in accounting principle, net of tax | 899 | 1,585 | — | — | 2,484 |
| Accretion of asset disposal obligation | 38 | 125 | — | — | 163 |
| Equity in earnings of subsidiaries | (16,072) | (41,666) | — | 57,738 | — |
| Deferred income taxes | 2,838 | (6,722) | 2,482 | — | (1,402) |
| Deferred gain on sale leaseback | (149) | (276) | — | — | (425) |
| Loss on asset impairments | 13,164 | 1,371 | — | — | 14,535 |
| (Gain) loss from sale of assets | (7) | 68 | — | — | 61 |
| Increase in cash surrender value of life insurance policies | (478) | — | — | — | (478) |
| Changes in operating assets and liabilities: | | | | | |
| (Increase) decrease in accounts receivable, prepaid expenses and other | (20,416) | (12,614) | 828 | 1,375 | (30,827) |
| Increase in merchandise inventories | (24,945) | (39,735) | — | — | (64,680) |
| Increase in accounts payable | 142,531 | — | — | — | 142,531 |
| (Decrease) increase in accrued expenses | (21,104) | 37,652 | 10,592 | (1,375) | 25,765 |
| Increase (decrease) in other long-term liabilities | 3,610 | (1,884) | — | — | 1,726 |
| Net cash provided by continuing operations | 80,678 | 56,392 | 12,791 | — | 149,861 |
| Net cash provided by discontinued operations | 768 | 1,918 | — | — | 2,686 |
| Net Cash Provided by Operating Activities | 81,446 | 58,310 | 12,791 | — | 152,547 |
| Cash Flows from Investing Activities: | | | | | |
| Capital expenditures from continuing operations | (26,309) | (15,538) | — | — | (41,847) |
| Proceeds from sales of assets | 870 | 2,446 | — | — | 3,316 |
| Proceeds from sales of assets held for disposal | — | — | — | — | — |
| Payments paid on life insurance premiums | (1,892) | — | — | — | (1,892) |
| Net cash used in (provided by) continuing operations | (27,331) | (13,092) | — | — | (40,423) |
| Net cash provided by discontinued operations | — | 13,214 | — | — | 13,214 |
| Net Cash (Used in) Provided by Investing Activities | (27,331) | 122 | — | — | (27,209) |
| Cash Flows from Financing Activities: | | | | | |
| Net payments under line of credit agreements | (169) | (328) | — | — | (497) |
| Payments for finance issuance costs | (2,356) | — | — | — | (2,356) |
| Payments on capital lease obligations | (700) | — | — | — | (700) |
| Reduction of long-term debt | (101,183) | — | — | — | (101,183) |
| Intercompany borrowings (payments) | 63,956 | (58,752) | (5,204) | — | — |
| Dividends paid | (14,089) | — | — | — | (14,089) |
| Proceeds from exercise of stock options | 10,483 | — | — | — | 10,483 |
| Proceeds from dividend reinvestment plan | 1,218 | — | — | — | 1,218 |
| Net Cash Used In Financing Activities | (42,840) | (59,080) | (5,204) | — | (107,124) |
| Net Increase (Decrease) in Cash | 11,275 | (648) | 7,587 | — | 18,214 |
| Cash and Cash Equivalents at Beginning of Year | 32,654 | 9,720 | 396 | — | 42,770 |
| Cash and Cash Equivalents at End of Year | $ 43,929 | $ 9,072 | $ 7,983 | $ — | $ 60,984 |

*(dollar amounts in thousands, except share data)*

## NOTE 10—BENEFIT PLANS

### DEFINED BENEFIT PLANS

The Company has a defined benefit pension plan covering substantially all of its full-time employees hired on or before February 1, 1992. Normal retirement age is 65. Pension benefits are based on salary and years of service. The Company's policy is to fund amounts as are necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members in accordance with the requirements of ERISA.

The actuarial computations are made using the "projected unit credit method." Variances between actual experience and assumptions for costs and returns on assets are amortized over the remaining service lives of employees under the plan.

As of December 31, 1996, the Company froze the accrued benefits under the plan and active participants became fully vested. The plan's trustee will continue to maintain and invest plan assets and will administer benefit payments.

The Company also has a Supplemental Executive Retirement Plan (SERP). This unfunded plan has a defined benefit component that provides key employees designated by the Board of Directors with retirement and death benefits. Retirement benefits are based on salary and bonuses; death benefits are based on salary. Benefits paid to a participant under the defined pension plan are deducted from the benefits otherwise payable under the defined benefit portion of the SERP.

On January 31, 2004, the Company amended and restated its SERP. This amendment converted the defined benefit plan to a defined contribution plan for certain unvested participants and all future participants, and resulted in an expense under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" (SFAS 88), of approximately $2,191. All vested participants under the defined benefits portion will continue to accrue benefits according to the previous defined benefit formula.

In fiscal 2004, the Company settled several obligations related to the benefits under the defined benefit SERP. These obligations totaled $2,065. These obligations resulted in an expense under SFAS 88 of approximately $774 in fiscal 2004.

In fiscal 2003, the Company settled an obligation of $12,620 related to the defined benefits SERP obligation for the former Chairman and CEO. That obligation resulted in an expense under SFAS 88 of approximately $5,231.

The Company uses a December 31 measurement date for determining benefit obligations and the fair value of plan assets of its plans.

Pension expense includes the following:

| | Year ended | | |
|---|---|---|---|
| | Jan. 28, 2006 | Jan. 29, 2005 | Jan. 31, 2004 |
| Service cost | $ 363 | $ 438 | $ 611 |
| Interest cost | 3,011 | 2,903 | 3,056 |
| Expected return on plan assets | (2,339) | (2,299) | (2,064) |
| Amortization of transitional obligation | 163 | 163 | 274 |
| Amortization of prior service cost | 360 | 364 | 615 |
| Recognized actuarial loss | 2,205 | 1,733 | 1,723 |
| Net periodic benefit cost | 3,763 | 3,302 | 4,215 |
| FAS 88 curtailment charge | — | — | 2,191 |
| FAS 88 settlement charge | 568 | 774 | 5,231 |
| FAS 88 special termination benefits | — | — | 300 |
| Total Pension Expense | $ 4,331 | $ 4,076 | $ 11,937 |

*(dollar amounts in thousands, except share data)*

The following table sets forth the reconciliation of the benefit obligation, fair value of plan assets and funded status of the Company's defined benefit plans:

| Year ended | January 28, 2006 | January 29, 2005 |
|---|---|---|
| **Change in Benefit Obligation:** | | |
| Benefit obligation at beginning of year | $ 52,384 | $ 47,197 |
| Service cost | 363 | 438 |
| Interest cost | 3,011 | 2,903 |
| Settlement loss | 82 | 2,316 |
| Actuarial loss | 2,749 | 2,383 |
| Benefits paid | (4,240) | (2,853) |
| Benefit Obligation at End of Year | $ 54,349 | $ 52,384 |
| **Change in Plan Assets:** | | |
| Fair value of plan assets at beginning of year | $ 35,508 | $ 34,730 |
| Actual return on plan assets (net of expenses) | 1,043 | 2,055 |
| Employer contributions | 2,981 | 1,576 |
| Benefits paid | (4,240) | (2,853) |
| Fair Value of Plan Assets at End of Year | $ 35,292 | $ 35,508 |
| **Reconciliation of the Funded Status:** | | |
| Funded status | $ (19,057) | $ (16,876) |
| Unrecognized transition obligation | 817 | 980 |
| Unrecognized prior service cost | 1,358 | 1,718 |
| Unrecognized actuarial loss | 14,828 | 14,024 |
| Amount contributed after measurement date | 25 | 1,140 |
| Net Amount Recognized at Year-End | $ (2,029) | $ 986 |
| **Amounts Recognized on Consolidated Balance Sheets Consist of:** | | |
| Accrued benefit liability | $ (15,112) | $ (13,137) |
| Intangible asset | 2,174 | 2,698 |
| Accumulated other comprehensive loss | 10,909 | 11,425 |
| Net Amount Recognized at Year End | $ (2,029) | $ 986 |
| Other comprehensive loss attributable to change in additional minimum liability recognition | $ 35 | $ 9,204 |
| Accumulated Benefit Obligation at End of Year | $ 50,404 | $ 48,646 |
| **Cash Flows** | | |
| Employer contributions expected during fiscal 2006 | $ 1,417 | $ 1,090 |

The following table sets forth additional fiscal year-end information for the defined benefit portion of the Company's SERP for which the accumulated benefit obligation is in excess of plan assets:

| Year ended | January 28, 2006 | January 29, 2005 |
|---|---|---|
| Projected benefit obligation | $ 16,859 | $ 16,624 |
| Accumulated benefit obligation | 12,914 | 12,885 |

*(dollar amounts in thousands, except share data)*

The following actuarial assumptions were used by the Company to determine pension expense and to present disclosure benefit obligations:

| Year ended | January 28, 2006 | January 29, 2005 |
|---|---|---|
| **Weighted-Average Assumptions as of December 31:** | | |
| Discount rate | 5.70% | 5.75% |
| Rate of compensation increase | 4.0%[1] | 4.0%[1] |
| **Weighted-Average Assumptions for Net Periodic Benefit Cost Development:** | | |
| Discount rate | 5.75% | 6.25% |
| Expected return on plan assets | 6.75% | 6.75% |
| Rate of compensation expense | 4.0%[1] | 4.0%[1] |

[1] In addition, bonuses are assumed to be 25% of base pay for the SERP.

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 6.75% long-term rate of return on assets assumption.

The Company reduced the discount rate for the year ended December 31, 2005 to reflect a rate commensurate with a model bond portfolio with durations that match the expected payment patterns of the plans.

Pension plan assets are stated at fair market value and are composed primarily of money market funds, stock index funds, fixed income investments with maturities of less than five years, and the Company's common stock.

Weighted average asset allocations by asset category are as follows:

| Plan Assets | As of December 31, 2005 | As of December 31, 2005 |
|---|---|---|
| Equity securities | 50% | 57% |
| Fixed income | 50% | 43% |
| Total | 100% | 100% |

Equity securities include Pep Boys common stock in the amounts of $800 (2.3% of total plan assets) and $900 (2.6% of total plan assets) at December 31, 2005 and December 31, 2004, respectively.

Benefit payments, including amounts to be paid from Company assets, and reflecting expected future service, as appropriate, are expected to be paid as follows:

| | |
|---|---|
| 2006 | $ 2,950 |
| 2007 | 3,206 |
| 2008 | 3,456 |
| 2009 | 4,538 |
| 2010 | 4,138 |
| 2011 – 2015 | 25,284 |

*(dollar amounts in thousands, except share data)*

### DEFINED CONTRIBUTION PLAN

On January 31, 2004, the Company amended and restated its SERP. This amendment converted the defined benefit plan to a defined contribution plan for certain unvested participants and all future participants, and resulted in an expense under SFAS No. 88 of approximately $2,191. All vested participants under the defined benefits portion will continue to accrue benefits according to the previous defined benefit formula. The Company's contribution expense for the defined contribution portion of the plan was $560 for the fiscal year ending January 28, 2006.

The Company has 401(k) savings plans, which cover all full-time employees who are at least 21 years of age with one or more years of service. The Company contributes the lesser of 50% of the first 6% of a participant's contributions or 3% of the participant's compensation. The Company's savings plans' contribution expense was $3,126, $3,463 and $4,073 in fiscal 2005, 2004 and 2003, respectively.

### DEFERRED COMPENSATION PLAN

In the first quarter of 2004, the Company adopted a non-qualified deferred compensation plan that allows its officers and certain other employees to defer up to 20% of their annual salary and 100% of their annual bonus. Additionally, the first 20% of an officer's bonus deferred into the Company's stock is matched by the Company on a one-for-one basis with the Company's stock that vests and is expensed over three years. The shares required to satisfy distributions of voluntary bonus deferrals and the accompanying match in the Company's stock are issued under the Stock Incentive Plans.

The Company has accounted for the non-qualified deferred compensation plan in accordance with EITF 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested." The Company establishes and maintains a deferred compensation liability for this plan. The Company plans to fund this liability by remitting the officers' deferrals to a Rabbi Trust where these deferrals are invested in various securities. Accordingly, all gains and losses on these underlying investments, which are held in the Rabbi Trust to fund the deferred compensation liability, are recognized in the Company's consolidated statement of operations. Under this plan, there were liabilities of $3,046 at January 28, 2006 and $446 at January 29, 2005 (plan adopted in May 2004).

## NOTE 11—NET EARNINGS PER SHARE

For fiscal years 2005, 2004 and 2003, basic earnings per share are based on net earnings divided by the weighted average number of shares outstanding during the period. Diluted earnings per share assumes the dilutive effects of the conversion of convertible senior notes and the exercising of stock options. Adjustments for the stock options were anti-dilutive in fiscal 2005 and 2003 and therefore excluded from the calculation due to the Company's net loss for the year. Additionally, adjustments for the convertible senior notes and purchase rights were anti-dilutive in all periods presented.

At January 28, 2006, January 29, 2005 and January 31, 2004 there were outstanding approximately 4,851,000, 5,717,000 and 6,911,000 options to purchase shares of the Company's common stock, respectively. However, options to purchase 2,932,200, 1,950,980 and 4,313,020 shares of common stock at January 28, 2006, January 29, 2005 and January 31, 2004, respectively, were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market prices of the common shares on such dates.

*(dollar amounts in thousands, except share data)*

The following schedule presents the calculation of basic and diluted earnings per share for net (loss) earnings from continuing operations:

| Year ended | January 28, 2006 | January 29, 2005 | January 31, 2004 |
|---|---|---|---|
| (a) Net (loss) earnings from continuing operations before cumulative effect of change in accounting principle | $ (35,773) | $ 25,455 | $ (15,383) |
| Adjustment for interest on convertible senior notes, net of income tax effect | — | — | — |
| (b) Adjusted net (loss) earnings from continuing operations | $ (35,773) | $ 25,455 | $ (15,383) |
| (c) Average number of common shares outstanding during period | 54,794 | 56,353 | 52,185 |
| Common shares assumed issued upon conversion of convertible senior notes | — | — | — |
| Common shares assumed issued upon exercise of dilutive stock options, net of assumed repurchase, at the average market price | — | 1,296 | — |
| (d) Average number of common shares assumed outstanding during period | 54,794 | 57,649 | 52,185 |
| Basic (Loss) Earnings Per Share: | | | |
| Net (Loss) Earnings From Continuing Operations Before Cumulative Effect of Change in Accounting Principle (a/c) | $ (0.65) | $ 0.45 | $ (0.29) |
| Loss from Discontinued Operations, Net of Tax | — | (0.03) | (0.31) |
| Cumulative Effect of Change in Accounting Principle, Net of Tax | (0.04) | — | (0.05) |
| Basic (Loss) Earnings Per Share | $ (0.69) | $ 0.42 | $ (0.65) |
| Diluted (Loss) Earnings Per Share: | | | |
| Net (Loss) Earnings From Continuing Operations Before Cumulative Effect of Change in Accounting Principle (b/d) | $ (0.65) | 0.44 | $ (0.29) |
| Discontinued Operations, Net of Tax | — | (0.03) | (0.31) |
| Cumulative Effect of Change in Accounting Principle, Net of Tax | (0.04) | — | (0.05) |
| Diluted (Loss) Earnings Per Share | $ (0.69) | $ 0.41 | $ (0.65) |

## NOTE 12—EQUITY COMPENSATION PLANS

Options to purchase the Company's common stock have been granted to key employees and members of the Board of Directors. The option prices are at least 100% of the fair market value of the common stock on the grant date.

On May 21, 1990, the stockholders approved the 1990 Stock Incentive Plan, which authorized the issuance of restricted stock and/or options to purchase up to 1,000,000 shares of the Company's common stock. Additional shares in the amounts of 2,000,000, 1,500,000 and 1,500,000 were authorized by stockholders on June 4, 1997, May 31, 1995 and June 1, 1993, respectively. In April 2001, the Board of Directors amended the 1990 Stock Incentive Plan to extend the expiration date for the grant of non-qualified stock options and restricted stock thereunder to directors, officers and employees until March 31, 2005. Under this plan, both incentive and non-qualified stock options may be granted to eligible participants. Incentive stock options are fully exercisable on the second or third anniversary of the grant date or become exercisable over a four-year period with one-fifth exercisable on the grant date and one-fifth on each anniversary date for the four years following the grant date. Non-qualified options are fully exercisable on the third anniversary of their grant date or become exercisable over a four-year period with one-fifth exercisable on the grant date and one-fifth on each anniversary date for the four years following the grant date. Options cannot be exercised more than ten years after the grant date. As of January 28, 2006, there are no shares available for grant.

*(dollar amounts in thousands, except share data)*

On June 2, 1999 the stockholders approved the 1999 Stock Incentive Plan (the 1999 Plan), which authorized the issuance of RSU's and/or options to purchase up to 2,000,000 shares of the Company's common stock. Additional shares in the amount of 2,500,000 were authorized by stockholders on May 29, 2002. Under this plan, both incentive and non-qualified stock options may be granted to eligible participants. The incentive stock options and non-qualified stock options are fully exercisable on the third anniversary of the grant date or become exercisable over a four-year period with one-fifth exercisable on the grant date and one-fifth on each anniversary date for the four years following the grant date. In fiscal 2005, certain employees were granted approximately 220,000 RSU's to reflect their individual performances in fiscal 2004. All of the RSU's vest in 20% increments over four years beginning on the date of grant. Options cannot be exercised more than ten years after the grant date. As of January 28, 2006, there are 1,335,524 shares remaining available for grant as options or RSU's.

On April 28, 2003, the Company adopted a stand alone inducement stock option plan, which authorized the issuance of options to purchase up to 174,540 shares of the Company's common stock to the Chief Executive Officer in connection with his hire. The non-qualified stock options are exercisable over a four-year period with one-fifth exercisable on the grant date and one-fifth on each anniversary date for the four years following the grant date. Options cannot be exercised more than ten years after the grant date. As of January 28, 2006, there are no shares remaining available for grant.

| | Fiscal 2005 | | Fiscal 2004 | | Fiscal 2003 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding—beginning of year | 5,561,085 | $ 16.72 | 6,910,610 | $ 16.31 | 6,898,170 | $ 16.57 |
| Granted | 296,175 | 17.34 | 254,750 | 13.74 | 1,624,790 | 10.38 |
| Exercised | (346,600) | 16.18 | (632,685) | 11.05 | (1,048,200) | 7.52 |
| Canceled | (973,505) | 22.18 | (971,590) | 16.23 | (564,150) | 18.79 |
| Outstanding—end of year | 4,537,155 | 15.87 | 5,561,085 | 16.72 | 6,910,610 | 16.31 |
| Options exercisable at year end | 3,564,889 | 16.43 | 3,964,261 | 18.56 | 4,210,678 | 19.55 |
| Weighted average estimated fair value of options granted | | 7.66 | | 13.60 | | 4.17 |

The following table summarizes information about stock options outstanding at January 28, 2006:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at Jan. 28, 2006 | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable at Jan. 28, 2006 | Weighted Average Exercise Price |
| $6.16 to $9.00 | 1,362,455 | 7 Years | $ 8.00 | 957,039 | $ 7.77 |
| $9.01 to $18.00 | 1,886,275 | 5 Years | 15.63 | 1,438,950 | 15.50 |
| $18.01 to $27.00 | 1,063,475 | 3 Years | 22.74 | 943,950 | 22.65 |
| $27.01 to $37.38 | 224,950 | 1 Year | 32.36 | 224,950 | 33.26 |
| $6.16 to $37.38 | 4,537,155 | | | 3,564,889 | |

## NOTE 13—ASSET RETIREMENT OBLIGATIONS

The Company adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations", in the first quarter of fiscal 2003. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. SFAS No. 143 also requires the capitalization of any retirement obligation costs as part of the carrying amount of the long-lived asset and the subsequent allocation of the total expense to future periods using a systematic and rational method. Upon adoption, the Company recorded a non-cash charge to earnings of $3,943 ($2,484 net of tax) for the cumulative effect of this accounting change. This charge was related to retirement obligations associated with estimated environmental clean up costs associated with the future removal of the Company's remaining underground hydraulic lifts. Such estimates were based upon the average of the Company's historical cleanup costs for underground hydraulic lifts previously removed. In addition, the Company initially

***(dollar amounts in thousands, except share data)***

recognized an asset of $2,844, accumulated depreciation of $2,247 and a liability of $4,540 on its consolidated balance sheet.

In the fourth quarter of fiscal 2005, the Company reviewed and revised its estimated settlement costs. The Company reversed $1,945 of the liability as the original estimates of the contamination occurrence rate and the cost to remediate such contaminations proved to be higher than actual experience is yielding.

At January 28, 2006, the Company has a liability pertaining to the asset retirement obligation in accrued expenses on its consolidated balance sheet. The following is a reconciliation of the beginning balance and ending carrying amounts of the Company's asset retirement obligation under SFAS 143 from January 31, 2004 through January 28, 2006:

| | |
|---|---|
| Asset retirement obligation, January 31, 2004 | $ 4,901 |
| Asset retirement obligation incurred during the period | 142 |
| Asset retirement obligation settled during the period | (121) |
| Accretion expense | 135 |
| Asset retirement obligation, January 29, 2005 | $ 5,057 |
| Asset retirement obligation incurred during the period | 43 |
| Asset retirement obligation settled during the period | (141) |
| Accretion expense | 109 |
| Reduction in asset retirement liability | (1,945) |
| Asset retirement obligation, January 28, 2006 | $ 3,123 |

In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations", an interpretation of SFAS 143, "Asset Retirement Obligations". FIN 47 addresses diverse accounting practices that have developed with regard to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity should have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective for fiscal years ending after December 15, 2005.

The Company adopted FIN 47 on January 28, 2006. This interpretation impacted the Company in recognition of legal obligations associated with surrendering its leased properties. These obligations were previously omitted from the Company's SFAS 143 analysis due to their uncertain timing. The impact of adopting FIN 47 was the recognition of net additional leasehold improvement assets amounting to $470, an asset retirement obligation of $3,652 and a charge of $3,182 ($2,021, net of tax), which was included in Cumulative Effect of Change in Accounting Principle in the accompanying consolidated statement of operations.

Had the Company adopted the provisions of FIN 47 prior to January 28, 2006, the amount of the asset retirement obligations on a pro forma basis would have been $3,441 and $3,230 as of January 29, 2005 and January 31, 2004, respectively.

*(dollar amounts in thousands, except share data)*

The following table summarizes the pro forma net earnings and earnings per share for the fiscal periods ended January 29, 2005 and January 31, 2004 had the Company adopted the provisions of FIN 47 prior to January 28, 2006:

| Year ended | January 29, 2005 | January 31, 2004 |
|---|---|---|
| Net Earnings (Loss): | | |
| As reported | $ 23,579 | $ (33,894) |
| Pro Forma | $ 23,409 | $ (34,067) |
| Net Earnings (Loss) per share: | | |
| Basic: | | |
| As reported | $ 0.42 | $ (0.65) |
| Pro Forma | $ 0.42 | $ (0.65) |
| Diluted: | | |
| As reported | $ 0.41 | $ (0.65) |
| Pro Forma | $ 0.41 | $ (0.65) |

## NOTE 14—INCOME TAXES

The provision for income taxes includes the following:

| | Year ended | | |
|---|---|---|---|
| | January 28, 2006 | January 29, 2005 | January 31, 2004 |
| Current: | | | |
| Federal | $ — | $ (21,764) | $ (8,247) |
| State | 1,640 | (1,268) | 1,856 |
| Deferred: | | | |
| Federal | (20,407) | 35,379 | (289) |
| State | (1,786) | 2,843 | (2,274) |
| | $ (20,553) | $ 15,190 | $ (8,954) |

A reconciliation of the statutory federal income tax rate to the effective rate of the provision for income taxes follows:

| | Year ended | | |
|---|---|---|---|
| | January 28, 2006 | January 29, 2005 | January 31, 2004 |
| Statutory tax rate | 35.0% | 35.0% | 35.0% |
| State income taxes, net of federal tax benefits | 0.9 | 2.8 | 0.7 |
| Job credits | 0.8 | (1.0) | 0.5 |
| Other, net | (0.2) | 0.6 | 0.5 |
| | 36.5% | 37.4% | 36.7% |

*(dollar amounts in thousands, except share data)*

Items that gave rise to significant portions of the deferred tax accounts are as follows:

| | January 28, 2006 | January 29, 2005 |
|---|---|---|
| Deferred tax assets: | | |
| Employee compensation | $ 6,693 | $ 5,915 |
| Store closing reserves | 1,087 | 995 |
| Legal | 500 | 704 |
| Benefit Accruals | 538 | — |
| Net operating loss carryforwards | 27,640 | 8,260 |
| Tax credit carryforwards | 12,775 | 9,089 |
| Accrued leases | 13,522 | 13,067 |
| Other | 3,049 | 2,484 |
| Gross deferred tax assets | 65,804 | 40,514 |
| Valuation allowance | (3,545) | (1,558) |
| | $ 62,259 | $ 38,956 |
| Deferred tax liabilities: | | |
| Depreciation | $ 55,222 | $ 57,677 |
| Inventories | 17,655 | 17,802 |
| Real estate tax | 2,405 | 2,434 |
| Insurance | 3,180 | 3,840 |
| Benefit accruals | — | 1,189 |
| Interest rate swap | 2,151 | 1,388 |
| | $ 80,613 | $ 84,330 |
| Net deferred tax liability | $ 18,354 | $ 45,374 |

As of January 28, 2006 and January 29, 2005, the company had available tax net operating losses that can be carried forward to future years. The $113,741 net operating loss carryforward in 2006 consists of $73,069 of federal losses and $40,672 of state losses. The federal net operating loss begins to expire in 2023 while the state net operating losses will expire in various years beginning in 2008.

The tax credit carryforward in 2006 consists of $4,412 of Alternative Minimum Tax credits, $2,612 of work opportunity credits, $ 5,506 of state tax credits and $246 of Charitable Contribution carryforward.

The tax credit carryforward in 2005 consists of $4,400 of Alternative Minimum Tax credits, $1,700 of work opportunity credits, and $2,989 of state tax credits.

Due to the uncertainty of the Company's ability to realize certain state tax attributes, valuation allowances of $3,545 and $1,558 were recorded at January 28, 2006 and January 29, 2005, respectively.

## NOTE 15—CONTINGENCIES

The Company is not currently engaged in any litigation arising outside the ordinary course of its business that it believes to be material. The Company is party to various actions and claims, including purported class actions, arising in the normal course of business. The Company believes that amounts accrued for awards or assessments in connection with such matters are adequate and that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

*(dollar amounts in thousands, except share data)*

## NOTE 16—INTEREST RATE SWAP AGREEMENT

On June 3, 2003, the Company entered into an interest rate swap for a notional amount of $130,000. The Company has designated the swap as a cash flow hedge of the Company's real estate operating lease payments. The interest rate swap converts the variable LIBOR portion of these lease payments to a fixed rate of 2.90% and terminates on July 1, 2008. If the critical terms of the interest rate swap or the hedge item do not change, the interest rate swap will be considered to be highly effective with all changes in fair value included in other comprehensive income. As of January 28, 2006 and January 29, 2005, the fair value of the interest rate swap was $5,790 ($3,660, net of tax) and $3,721 ($2,351, net of tax) and these increases in value were included in accumulated other comprehensive loss on the consolidated balance sheet.

## NOTE 17—FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

| | January 28, 2006 | | January 29, 2005 | |
|---|---|---|---|---|
| | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| Assets: | | | | |
| Cash and cash equivalents | $ 48,281 | $ 48,281 | $ 82,758 | $ 82,758 |
| Accounts receivable | 36,434 | 36,434 | 30,994 | 30,994 |
| Cash flow hedge derivative | 5,790 | 5,790 | 3,721 | 3,721 |
| Liabilities: | | | | |
| Accounts payable | 261,940 | 261,940 | 310,981 | 310,981 |
| Long-term debt including current maturities | 468,496 | 444,585 | 393,564 | 401,527 |
| Senior convertible notes | 119,000 | 114,835 | 119,000 | 120,549 |

### CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

The carrying amounts approximate fair value because of the short maturity of these items.

### CASH FLOW HEDGE DERIVATIVE

The fair value of the interest rate swap designated by the Company as a cash flow hedge is obtained from dealer quotes. This value represents the estimated amount the Company would receive or pay to terminate agreements, taking into consideration current interest rates and the creditworthiness of the counterparties.

### LONG-TERM DEBT INCLUDING CURRENT MATURITIES AND SENIOR CONVERTIBLE NOTES

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

The fair value estimates presented herein are based on pertinent information available to management as of January 28, 2006 and January 29, 2005. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from amounts presented herein.

**THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)**
**Years ended January 28, 2006, January 29, 2005 and January 31, 2004**
***(dollar amounts in thousands, except share data)***

## NOTE 18—QUARTERLY FINANCIAL DATA (UNAUDITED)

| Year Ended January 28, 2006 | Total Revenues | Gross Profit | Operating (Loss) Profit | Net (Loss) Earnings From Continuing Operations Before Cumulative Effect of Change in Accounting Principle | Net (Loss) Earnings | Net (Loss) Earnings Per Share From Continuing Operations Before Cumulative Effect of Change in Accounting Principle: Basic | Diluted | Net (Loss) Earnings Per Share: Basic | Diluted | Cash Dividends Per Share | Market Price Per Share: High | Low |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 4th Quarter[1] | $549,817 | $111,923 | $(15,434) | $(22,703) | $(24,601) | $(0.42) | $(0.42) | $(0.46) | $(0.46) | $ 0.0675 | $15.99 | $12.54 |
| 3rd Quarter | 545,206 | 118,336 | (8,597) | (11,410) | (11,196) | (0.21) | (0.21) | (0.20) | (0.20) | 0.0675 | 14.84 | 11.75 |
| 2nd Quarter | 576,688 | 142,669 | 9,620 | 816 | 1,043 | 0.01 | 0.01 | 0.02 | 0.02 | 0.0675 | 15.24 | 12.54 |
| 1st Quarter | 563,515 | 138,390 | 3,228 | (2,476) | (2,774) | (0.04) | (0.04) | (0.05) | (0.05) | 0.0675 | 18.80 | 14.06 |
| **Year Ended January 29, 2005** | | | | | | | | | | | | |
| 4th Quarter[2] | $553,440 | $144,459 | $(4,019) | $(9,701) | $(10,135) | $(0.18) | $(0.18) | $(0.19) | $(0.19) | $ 0.0675 | $17.24 | $13.06 |
| 3rd Quarter | 558,465 | 149,954 | 17,552 | 6,669 | 6,500 | 0.12 | 0.11 | 0.11 | 0.11 | 0.0675 | 20.70 | 11.83 |
| 2nd Quarter | 592,679 | 165,246 | 28,753 | 13,497 | 12,663 | 0.23 | 0.22 | 0.22 | 0.21 | 0.0675 | 28.10 | 20.36 |
| 1st Quarter | 565,390 | 161,935 | 32,500 | 14,990 | 14,551 | 0.27 | 0.25 | 0.26 | 0.24 | 0.0675 | 29.37 | 21.29 |

[1] Includes a pretax charge of $4,200 related to an asset impairment charge reflecting the remaining value of a commercial sales software asset, which was included in selling, general and administrative expenses.

[2] Includes a pretax charge of $6,911 related to certain executive severance obligations, which was included in selling, general and administrative expenses, and a pretax gain of $12,695 on the disposal of one of the Company's distribution centers, which was included in gross profit from merchandise sales.

Under the Company's present accounting system, actual gross profit from merchandise sales can be determined only at the time of physical inventory, which is taken at the end of the fiscal year. Gross profit from merchandise sales for the first, second and third quarters is estimated by the Company based upon recent historical gross profit experience and other appropriate factors. Any variation between estimated and actual gross profit from merchandise sales for the first three quarters is reflected in the fourth quarter's results.

## ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A CONTROLS AND PROCEDURES

*Disclosure Controls and Procedures* The Company's management evaluated, with the participation of its principal executive officer and principal financial officer, the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the Company's principal executive officer and its principal financial officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective. Disclosure controls and procedures mean the Company's controls and other procedures that are designed to ensure that information required to be disclosed by the Company in its reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in its reports that the Company communicated to its management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

There have been no changes in the Company's internal control over financial reporting that occurred during the quarter ended January 28, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of The Pep Boys-Manny, Moe and Jack (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

As of January 28, 2006, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of January 28, 2006 is effective. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, the Company's independent registered public accounting firm who audited the Company's consolidated financial statements, has issued a report on management's assessment of the Company's internal control over financial reporting as of January 28, 2006 and is included on page 64 herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Pep Boys—Manny, Moe & Jack

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") maintained effective internal control over financial reporting as of January 28, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of January 28, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended January 28, 2006 of the Company and our report, dated April 11, 2006, expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's adoption of Financial Accounting Standards Board Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*, as of January 28, 2006.

/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
April 11, 2006

## ITEM 9B OTHER INFORMATION

None.

# PART III

## ITEM 10 DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

### BOARD OF DIRECTORS

The following individuals make up our Board of Directors.

*William Leonard* Director since 2002
*Chairman of the Board*

Mr. Leonard, 58, is retired. From 1992 through 2004, Mr. Leonard served as an officer, and ultimately President & Chief Executive Officer and a director, of ARAMARK Corporation.

*Benjamin Strauss* Director since 1970

Mr. Strauss, 69, is a director of The Strauss Foundation, a non-profit charitable organization. He was an executive officer of Pep Boys until 1992 and then served as a part-time consultant to Pep Boys until 1997.

*Malcolmn D. Pryor* Director since 1994

Mr. Pryor, 59, is Chairman of Pryor, Miller Capital Ventures, LLC, a financial advising and project management firm. From 1981 through 2004, Mr. Pryor was a principal of Pryor, Counts & Co., Inc. and its predecessors, investment banking firms.

*Peter A. Bassi* Director since 2002

Mr. Bassi, 56, is retired. From 1997 through 2004, he served as an officer, and ultimately Chairman, of Yum! Restaurants International, a division of Yum! Brands, Inc. Mr. Bassi serves a director of BJ's Restaurants, Inc.

*Jane Scaccetti* Director since 2002

Ms. Scaccetti, 52, a CPA, has been a shareholder and principal of Drucker & Scaccetti PC, a private accounting firm, since 1990. Ms. Scaccetti serves as a director of Nutrition Management Services Company and Temple University Health System (not-for-profit).

*John T. Sweetwood* Director since 2002

Mr. Sweetwood, 58, is a principal and the President of Woods Investment, LLC, a private real estate investment firm. From 1995 through 2002, Mr. Sweetwood served as an officer, and ultimately the President of The Americas, of Six Continents Hotels, the hotel business of Six Continents PLC.

*Lawrence N. Stevenson* Director since 2003

Mr. Stevenson, 49, is our Chief Executive Officer. Prior to joining Pep Boys, Mr. Stevenson served for seven years as the Chief Executive Officer of Chapters, Canada's largest book retailer.

*M. Shân Atkins* Director since 2004

Ms. Atkins, 49, a CPA and Chartered Accountant, is Managing Director of Chetrum Capital LLC, a private investment firm. From 1996 through 2001, Ms. Atkins served as an officer, and ultimately as Executive Vice President – Strategic Initiatives, of Sears Roebuck & Co. Ms. Atkins serves as a director of Spartan Stores, Inc. and Shoppers Drug Mart Inc. (Canada).

*Robert H. Hotz* Director since 2005

Mr. Hotz, 61, is Senior Managing Director, a member of the Operating Committee, co-head of Corporate Finance and a director of Houlihan Lokey Howard & Zukin. From 1991 through 2002, Mr. Hotz served with UBS Warburg and predecessor firms, ultimately as Senior Vice Chairman. Mr. Hotz serves as a director of Universal Health Services, Inc.

## EXECUTIVE OFFICERS

The information regarding executive officers called for by Item 401 of Regulation S-K is included in Part I, in accordance with General instruction G(3) to Form 10-K.

## AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Atkins (chair), Mr. Hotz and Ms. Scaccetti compose the Audit Committee of the Board of Directors. Each member of the Audit Committee is "independent" as used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. Ms. Atkins and Ms. Scaccetti have each been determined by the Board of Directors to be an "audit committee financial expert" as defined by Item 401(h) of Regulation S-K.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and 10% Holders to file initial reports of ownership and reports of changes in ownership of Pep Boys Stock. Based solely upon a review of copies of such reports, we believe that during fiscal 2005, our directors, executive officers and 10% Holders complied with all applicable Section 16(a) filing requirements.

## CODE OF ETHICS

The Company has adopted a Code of Ethics applicable to all of its associates including its executive officers. The Code of Ethics is posted on the Company's website (www.pepboys.com) under the "About Pep Boys – Corporate Governance" section.

## ITEM 11 EXECUTIVE COMPENSATION

### SUMMARY COMPENSATION TABLE

The following table shows the compensation earned, paid or accrued in each of the last three fiscal years to Pep Boys' Chief Executive Officer and the four other executive officers that received the highest compensation in fiscal 2005. These executives are referred to herein as the "named executive officers."

| | | Annual Compensation | | Long Term Compensation Awards | | |
|---|---|---|---|---|---|---|
| Name and Principal Position | Fiscal Year | Salary ($) | Bonus ($) | Restricted Stock Award ($)[a] | Securities Underlying Options (#) | All Other Comp. ($)[b] |
| Lawrence N. Stevenson | 2005 | 978,846 | 288,300 | 883,000 | 130,000 | 270,911 |
| CEO[c] | 2004 | 900,000 | 305,200 | 999,151 | 125,000 | 315,268 |
| | 2003 | 590,614 | 1,130,000 | — | 919,540 | 43,399 |
| Hal Smith | 2005 | 411,161 | 60,354 | 353,200 | 20,000 | 114,399 |
| EVP – Merchandising | 2004 | 414,615 | 95,100 | 599,500 | 25,000 | 199,927 |
| & Marketing[d] | 2003 | 206,922 | 190,000 | — | 150,000 | 303 |
| Mark S. Bacon | 2005 | 312,690 | 44,823 | 361,600 | 50,000 | 37,738 |
| SVP – Operations[e] | | | | | | |
| Mark L. Page | 2005 | 363,500 | 39,844 | 44,150 | 2,500 | 8,742 |
| SVP – Parts & Tires | 2004 | 360,493 | 54,100 | 59,950 | 2,500 | 19,018 |
| | 2003 | 343,077 | 242,880 | — | 15,000 | 4,350 |
| Harry F. Yanowitz | 2005 | 348,211 | 49,416 | 176,600 | 10,000 | 44,166 |
| SVP - CFO[f] | 2004 | 326,654 | 74,200 | 359,700 | 15,000 | 71,313 |
| | 2003 | 181,393 | 221,000 | — | 125,000 | 13,869 |

(a) For fiscal 2005, represents the value of restricted stock units on their date of grant. All restricted stock units granted through February 25, 2005 vest 20% on their date of grant and additional 20% on each of the next four anniversaries of the date of grant. Restricted stock units granted after February 25, 2005 vest 25% on each of the first four anniversaries of the date of grant. All restricted stock units receive dividend equivalents – for fiscal 2005: Stevenson $21,375; Smith - $7,965; Bacon – $4,050; Page - $1,181; and Yanowitz - $6,075. As of the end of fiscal 2005 the named executive officers held the following number of restricted stock units having the values indicated based on the closing market price of a share of Pep Boys' Stock on the last business day of fiscal 2005 ($15.84): Stevenson – 91,666 ($1,451,989); Smith – 31,000 ($491,040); Bacon – 20,000 ($316,800); Page – 5,000 ($79,200); and Yanowitz – 25,000 ($396,000).

(b) For fiscal 2005 includes the following dollar amounts (i) contributed under the defined contribution portion of Pep Boys Executive Supplemental Retirement Plan: Stevenson – $211,796; Smith – $101,382; Bacon - $37,641; and Yanowitz – $43,255 (Mr. Page participates in the defined benefit portion of such plan, see "–Pension Plans."); (ii) contributed (company match) under Pep Boys' Deferred Compensation Plan: Stevenson – $57,660; Smith – $12,070 and Page – $7,968; (iii) contributed (company match) in connection with Pep Boys 401(k) Savings Plan: Smith – $525; Page – $525; and Yanowitz – $513; and (iv) representing group term life insurance premiums: Stevenson – $1,454; Smith – $422; Bacon - $ 97; Page – $249; and Yanowitz – $398.

(c) Mr. Stevenson joined Pep Boys effective April 28, 2003.

(d) Mr. Smith joined Pep Boys effective August 1, 2003.

(e) Mr. Bacon joined Pep Boys effective February 28, 2005.

(f) Mr. Yanowitz joined Pep Boys effective June 9, 2003.

## EMPLOYMENT AGREEMENTS WITH THE NAMED EXECUTIVE OFFICERS

**Change in Control Agreements**. We have agreements with Messrs. Smith, Bacon and Page that become effective upon a change in control of Pep Boys. On February 9, 2006 we entered into such an agreement with Mr. Stevenson which replaced his employment agreement that was scheduled to expire on April 28, 2006. Following a change in control, these employment agreements become effective for two years and provide these executives with positions and responsibilities, base and incentive compensation and benefits equal or greater to those provided immediately prior to the change in control. In addition, we are obligated to pay any excise tax imposed by Section 4999 of the Internal Revenue Code (a parachute payment excise tax) on a change in control payment made to a named executive officer. A trust agreement has been established to better assure the named executive officers of the satisfaction of Pep Boys' obligations under their employment agreements following a change in control.

We also have a Change of Control Agreement with Mr. Yanowitz that is substantially similar to those entered into by the Company's other executive officers, except that (i) it provides for a payment equal to two years' salary, bonus and benefits, if Mr. Yanowitz provides three-months of transition services following a change of control, and (ii) the definition of change of control thereunder has been expanded to include a sale, discontinuance or closure of a material portion of the Company's assets and those business combination transactions where the Company's shareholders own less than 75% of the equity of the resulting entity. The Company has also agreed to pay Mr. Yanowitz a one-time cash bonus of $340,000 upon the earlier of September 1, 2006 or the consummation of a strategic transaction.

**Non-Competition Agreements**. In exchange for a severance payment equal to one year's base salary upon the termination of their employment without cause, each of Messrs. Stevenson, Bacon and Yanowitz has agreed to customary covenants against competition during their employment and for one year thereafter. In exchange for a severance payment equal to one and one-half years' base salary upon the termination of his employment without cause or his resignation effective February 3, 2007, Mr. Page has agreed to customary covenants against competition during his employment and for eighteen months thereafter. In exchange for a severance payment equal to two years' base salary and the accelerated vesting of all then outstanding Company equity upon the termination of his employment without cause, Mr. Smith has agreed to customary covenants against competition during his employment and for two years thereafter.

## STOCK OPTION GRANTS IN LAST FISCAL YEAR

The following table shows information about stock options granted to the named executive officers during fiscal 2005.

**Individual Grants**

| Name | Number of Securities Underlying Options Granted (#)[a] | % of Total Options Granted to Employees in Fiscal Year (%)[b] | Exercise or Base Price ($/Share) | Expiration Date | Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term 5% ($) | 10% ($) |
|---|---|---|---|---|---|---|
| Lawrence N. Stevenson | 130,000 | 45.0 | 17.54 | 02/25/12 | 928,270 | 2,163,265 |
| Hal Smith | 20,000 | 6.9 | 17.54 | 02/25/12 | 142,811 | 332,810 |
| Mark S. Bacon | 50,000 | 17.3 | 17.84 | 02/28/12 | 363,134 | 846,256 |
| Mark L. Page | 2,500 | 0.9 | 17.54 | 02/25/12 | 17,851 | 41,601 |
| Harry F. Yanowitz | 10,000 | 3.5 | 17.54 | 02/25/12 | 71,405 | 166,405 |

(a) The stock options were granted at a price equal to the fair market value on the date of grant with 20% exercisable immediately and an additional 20% exercisable on each of the next four anniversaries of the grant date.

(b) In fiscal 2005, options to purchase 288,675 shares of Pep Boys Stock were granted to 34 employees.

## AGGREGATED STOCK OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END STOCK OPTION VALUES

The following table shows information about stock options exercised during fiscal 2005 by the named executive officers and the number and value of stock options held by them on January 28, 2006.

| Name | Shares Acquired on Exercise (#) | Value Realized ($) | Number of Securities Underlying Unexercised Options at Fiscal Year-End (#) | | Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[a] | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Lawrence N. Stevenson | 22,000 | 85,580 | 605,724 | 546,816 | 3,782,229 | 2,626,206 |
| Hal Smith | — | — | 104,000 | 91,000 | 17,100 | 11,400 |
| Mark S. Bacon | — | — | 10,000 | 40,000 | — | — |
| Mark L. Page | — | — | 221,100 | 14,500 | 272,944 | 49,440 |
| Harry F. Yanowitz | — | — | 83,000 | 67,000 | 406,125 | 270,750 |

(a) Based on the New York Stock Exchange composite closing price as published by Yahoo, Inc. for the last business day of fiscal 2005 ($15.84).

## PENSION PLANS

**Qualified Defined Benefit Pension Plan**. We have a qualified defined benefit pension plan for all employees hired prior to February 2, 1992. Future benefit accruals on behalf of all participants were frozen under this plan as of December 31, 1996. Benefits payable under this plan are calculated based on the participant's compensation (base salary plus accrued bonus) over the last five years of the participant's employment by Pep Boys and the number of years of participation in the plan. Benefits payable under this plan are not subject to deduction for Social Security or other offset amounts. The maximum annual benefit for any employee under this plan is $20,000.

The following table shows the benefits available, at normal retirement age, accrued to the named executive officers eligible to participate under the qualified defined benefit pension plan.

| Name | Annualized Benefit |
|---|---|
| Mark L. Page | $19,162 |

**Executive Supplemental Retirement Plan**. Our SERP includes a defined benefit portion for certain participants. Mr. Page is the only named executive officer participating in the defined benefit portion of the SERP. Benefits paid to a participant under the qualified defined pension plan will be deducted from the benefits otherwise payable under the SERP. Except as described in the immediately preceding sentence, benefits under the SERP are not subject to deduction for Social Security or other offset amounts. Benefits under the SERP generally vest after four years of participation.

Normal retirement defined benefits are based upon the average compensation (base salary plus accrued bonus) of an executive during the five years that yield the highest benefit. The annual death benefit is equal to 50% of the participant's base salary on the date of his death, payable until the later of 15 years immediately following the date of death or the participant's normal retirement date. This plan also provides for a lump sum distribution of the present value of a participant's accrued defined benefits following termination of employment in connection with a change in control of Pep Boys. A trust agreement has been established to better assure the executive officers of the satisfaction of Pep Boys' obligations under this plan following a change in control.

**Aggregate Benefit Under Both Plans**. The following chart shows, based on the highest average compensation for the appropriate time period, the approximate aggregate annual benefit under both plans, commencing at the employee's normal retirement date (age 65 under the SERP) and generally payable:

- for unmarried participants, at 100% (of the amounts specified below) for the longer of ten years or life
- for married participants, at 100% during the participant's life and at 50% during the participant's surviving spouse's life

The maximum years of service for which a participant will receive credit under the pension plans is 25.

**Pension Plan Table**

| Average Included Compensation | Estimated Annual Retirement Income ($) Years of Service | | | | |
|---|---|---|---|---|---|
| | 5 | 10 | 15 | 20 | 25 |
| 400,000 ......................... | 40,000 | 80,000 | 120,000 | 160,000 | 200,000 |
| 600,000 ......................... | 60,000 | 120,000 | 180,000 | 240,000 | 300,000 |
| 800,000 ......................... | 80,000 | 160,000 | 240,000 | 320,000 | 400,000 |
| 1,000,000 ......................... | 100,000 | 200,000 | 300,000 | 400,000 | 500,000 |
| 1,200,000 ......................... | 120,000 | 240,000 | 360,000 | 480,000 | 600,000 |
| 1,400,000 ......................... | 140,000 | 280,000 | 420,000 | 560,000 | 700,000 |
| 1,600,000 ......................... | 160,000 | 320,000 | 480,000 | 640,000 | 800,000 |
| 1,800,000 ......................... | 180,000 | 360,000 | 540,000 | 720,000 | 900,000 |

Mr. Page, the only named executive officer currently participating under the defined benefit portion of the SERP, is credited with 25 years of service thereunder.

## ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Based solely on a review of filings with the SEC, the following table provides information about those shareholders that beneficially own more than 5% of the outstanding shares of Pep Boys Stock as of March 31, 2006.

| Name | Number of Shares Owned | Percent of Outstanding Shares |
|---|---|---|
| Glenhill Advisors, LLC<br>Glen J. Krevlin<br>598 Madison Avenue<br>12th Floor<br>New York, NY 10022[1] | 5,052,600 | 9.30% |
| Wesley Capital Management LLC<br>Arthur Wrubel<br>John Khoury<br>535 Madison Avenue, 26th Floor<br>New York, NY 10022[2] | 4,925,200 | 9.09% |
| Barington Capital Group, LP and affiliates<br>888 Seventh Avenue, 17th Floor<br>New York, NY 10019<br>Ramuis Capital Group, LLC and affiliates<br>666 Third Avenue, 26th Floor<br>New York, NY 10017<br>RJG Capital Managagment, LLC and affiliates<br>11517 West Hill Drive<br>North Bethesda, MD 20852<br>DB Zwirn & Co., LP and affiliates<br>745 Fifth Avenue, 18th Floor<br>New York, NY 10151[3] | 4,522,097 | 8.35% |
| Dimensional Fund Advisors Inc.<br>1299 Ocean Avenue, 11th Floor<br>Santa Monica, CA 90401[4] | 4,354,155 | 8.04% |
| Ameriprise Financial, Inc.<br>145 Ameriprise Financial Center<br>Minneapolis, MN 55474[5] | 2,910,083 | 5.37% |

1 Based upon information disclosed in a Schedule 13G/A dated February 14, 2006

2 Based upon information disclosed in a Schedule 13G/A dated February 14, 2006. Each of Wesley Capital Management LLC, Mr. Wrubel and Mr. Khoury disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest.

3 Based upon information disclosed in a Schedule 13D/A dated March 28, 2006.

4 Based upon information disclosed in a Schedule 13G/A dated February 6, 2006. Dimensional Fund Advisers Inc. disclaims beneficial ownership of such shares.

5 Based upon information disclosed in a Schedule 13G/A dated February 15, 2006. American Express Trust Company, the trustee of certain Pep Boys retirement plans, which beneficially own shares, disclaims beneficial ownership of such shares.

The following table shows how many shares the directors and named executive officers beneficially owned on March 31, 2006. The address for each of such individuals is 3111 West Allegheny Avenue, Philadelphia, PA 19132.

| Name | Number of Shares Owned[1] | Percent of Outstanding Shares |
|---|---|---|
| Lawrence N. Stevenson | 1,001,108 | 1.74% |
| Benjamin Strauss[2] | 694,090 | 1.23% |
| Harry F. Yanowitz | 274,280 | + |
| Mark L. Page | 226,504 | + |
| Hal Smith | 203,299 | + |
| Mark S. Bacon | 47,137 | + |
| William Leonard | 30,000 | + |
| Peter A. Bassi | 25,000 | + |
| Jane Scaccetti | 23,950 | + |
| John T. Sweetwood | 23,129 | + |
| Malcolmn D. Pryor | 22,000 | + |
| M. Shân Atkins | 3,500 | + |
| Robert H. Hotz | 3,000 | + |
| All directors and current executive officers as a group (14 people) | 2,716,159 | 4.67% |

\+ Represents less than 1%.

1 Includes shares for which the named person has sole voting and investment power and non-voting interests including restricted stock units and deferred compensation accounted for as Pep Boys Stock. Also includes the following shares that can be acquired through stock option exercises through May 30, 2006: Stevenson – 840,632; Strauss – 25,200; Yanowitz – 88,600; Page – 211,100; Smith – 115,400; Bacon – 20,600; Leonard – 8,000; Bassi – 20,000; Scaccetti – 16,000; Sweetwood – 20,000; Pryor – 21,000; Atkins – 3,000; Hotz – 3,000; and as a group – 1,499,257.

2 These amounts include the following shares for which Mr. Strauss has sole voting and investment power:

- 66,384 shares owned by a trust in which Mr. Strauss has a beneficial interest
- 49,036 shares owned in custody or trust for the benefit of Mr. Strauss' minor child

These amounts also include the following shares for which Mr. Strauss may be deemed to have shared voting and investment power, but disclaims beneficial interest:

- 217,600 shares owned by The Strauss Foundation, a non-profit charitable foundation, of which Mr. Strauss is a co-trustee
- 1,931 shares owned by Mr. Strauss' spouse

## ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has no relationships, nor is it a party to any transactions, of a nature required to be disclosed by Item 404 of Regulation S-K.

## ITEM 14 PRINCIPAL ACCOUNTING FEES AND SERVICES

**Independent Registered Public Accounting Firm Fees**

The following table summarizes the aggregate fees billed to us by our independent registered public accountants, Deloitte & Touche LLP.

| Fiscal Year | 2005 | 2004 |
|---|---|---|
| Audit Fees | $ 1,319,565 | $ 891,810 |
| Audit-Related Fees | 65,550 | 119,700 |
| Tax Fees | 41,665 | 242,328 |
| All Other Fees | 0 | 0 |
| Total | $ 1,426,780 | $ 1,253,838 |

Audit Fees billed in fiscal 2005 and fiscal 2004 consisted of (i) the audit of our annual financial statements, (ii) the audit of our internal control over financial reporting, (iii) the reviews of our quarterly financial statements and (iv) comfort letters, statutory and regulatory audits, consents and other services related to SEC matters.

Audit-Related Fees billed in fiscal 2005 and 2004 consisted of (i) financial accounting and reporting consultations, (ii) Sarbanes-Oxley Act Section 404 advisory services and (iii) employee benefit plan audits.

Tax Fees billed in fiscal 2005 and 2004 consisted of tax compliance services in connection with tax audits and appeals. Tax Fees billed in fiscal 2004 also included tax planning and advice rendered in connection with capitalization and depreciation of fixed assets.

The Audit Committee annually engages Pep Boys' independent registered public accounting firm and pre-approves, for the following fiscal year, their services related to the annual audit and interim quarterly reviews of Pep Boys' financial statements and all reasonably related assurance and services. All non-audit services are considered for approval by the Audit Committee on an as-requested basis by Pep Boys. For fiscal 2005, the Audit Committee discussed the non-audit services with Deloitte & Touche LLP and management to determine that they were permitted under the rules and regulations concerning auditor independence promulgated by the SEC and the American Institute of Certified Public Accountants. Following such discussions, the Audit Committee determined that the provision of such non-audit services by Deloitte & Touche LLP was compatible with maintaining their independence.

## PART IV

## ITEM 15 EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this report:

| | | |
|---|---|---|
| (3.1) | Articles of Incorporation, as amended | Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 30, 1988. |
| (3.2) | By-Laws, as amended | Incorporated by reference from the Registration Statement on Form S-3 (File No. 33-39225). |
| (3.3) | Amendment to By-Laws (Declassification of Board of Directors) | Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 29, 2000. |
| (4.1) | Indenture, dated as of July 15, 1997, between the Company and PNC Bank, National Association, as Trustee, including form of security. | Incorporated by reference from the Registration Statement on Form S-3 (File No. 333-30295). |
| (4.2) | Indenture dated May 21, 2002, between the Company and Wachovia Bank, National Association, as Trustee, including form of security. | Incorporated by reference from the Registration Statement on Form S-3 (File No. 333-98255). |
| (4.3) | Indenture, dated December 14, 2004, between the Company and Wachovia Bank, National Association, as trustee, including form of security. | Incorporated by reference from the Company's Form 8-K dated December 15, 2004. |
| (4.4) | Supplemental Indenture, dated December 14, 2004, between the Company and Wachovia Bank, National Association, as trustee. | Incorporated by reference from the Company's Form 8-K dated December 15, 2004. |
| (4.5) | Rights Agreement dated as of December 5, 1997 between the Company and First Union National Bank | Incorporated by reference from the Company's Form 8-K dated December 8, 1997. |
| (4.6) | Dividend Reinvestment and Stock Purchase Plan dated January 4, 1990 | Incorporated by reference from the Registration Statement on Form S-3 (File No. 33-32857). |
| (10.1)* | Medical Reimbursement Plan of the Company | Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 31, 1982. |
| (10.2)* | Directors' Deferred Compensation Plan, as amended | Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 30, 1988. |
| (10.3)* | Form of Employment Agreement between the Company and certain officers of the Company. | Incorporated by reference from the Company's Form 10-Q for the quarter ended October 31, 1998. |
| (10.4)* | Change of Control Agreement dated as of February 10, 2006 between the Company and Harry F. Yanowitz. | Incorporated by reference from the Company's Form 8-K filed on February 13, 2006. |
| (10.5)* | Form of Non-Competition Agreement between the Company and certain officers of the Company. | Incorporated by reference from the Company's Form 8-K filed on February 10, 2006. |
| (10.6)* | Non-Competition Agreement dated October 5, 2005 between the Company and Mark L. Page. | Incorporated by reference from the Company's Form 8-K filed on October 5, 2005. |
| (10.7)* | The Pep Boys—Manny, Moe and Jack 1990 Stock Incentive Plan—Amended and Restated as of March 26, 2001. | Incorporated by reference from the Company's Form 10-K for the year ended February 1, 2003. |
| (10.8)* | The Pep Boys—Manny, Moe and Jack 1999 Stock Incentive Plan—amended and restated as of September 15, 2005. | Incorporated by reference from the Company's Form 10-Q for the quarter ended October 29, 2005. |
| (10.9)* | The Pep Boys—Manny, Moe & Jack Pension Plan—Amended and Restated as of September 10, 2001. | Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 1, 2003 |

| | | |
|---|---|---|
| (10.10)* | The Pep Boys-Manny, Moe & Jack Pension Plan Amendment 2005-1 | |
| (10.11)* | Long-Term Disability Salary Continuation Plan amended and restated as of March 26, 2002. | Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 1, 2003. |
| (10.12)* | Amendment and restatement as of September 3, 2002 of The Pep Boys Savings Plan. | Incorporated by reference from the Company's Form 10-Q for the quarter ended November 2, 2002. |
| (10.13)* | The Pep Boys Savings Plan Amendment 2004-1 | Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 31, 2004. |
| (10.14)* | The Pep Boys Savings Plan Amendment 2005-1 | |
| (10.15)* | Amendment and restatement as of September 3, 2002 of The Pep Boys Savings Plan—Puerto Rico. | Incorporated by reference from the Company's Form 10-Q for the quarter ended November 2, 2002. |
| (10.16)* | The Pep Boys Deferred Compensation Plan | Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 31, 2004. |
| (10.17)* | The Pep Boys Annual Incentive Bonus Plan (amended and restated as of December 9, 2003) | Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 31, 2004. |
| (10.18)* | Amendment to and Restatement of the Executive Supplemental Pension Plan, effective as of January 31, 2004. | Incorporated by reference from The Company's Form 10-Q for the quarter ended May 1, 2004. |
| (10.19) | Flexible Employee Benefits Trust | Incorporated by reference from the Company's Form 8-K filed May 6, 1994. |
| (10.20) | The Pep Boys Grantor Trust Agreement | |
| (10.21) | Amended and Restated Loan and Security Agreement, dated August 1, 2003, by and among the Company, Congress Financial Corporation, as Agent, The CIT Group/Business Credit, Inc. and General Electric Capital Corporation, as Co-Documentation Agents, and the Lenders from time to time party thereto. | Incorporated by reference from the Company's Form 10-Q for the quarter ended August 2, 2003. |
| (10.22) | Amendment No. 1, dated October 24, 2003, to the Amended and Restated Loan and Security Agreement, by and among the Company, Congress Financial Corporation, as Agent, and the other parties thereto. | Incorporated by reference from the Company's Form 10-Q for the quarter ended November 1, 2003. |
| (10.23) | Amendment No. 2, dated October 15, 2004, to the Amended and Restated Loan and Security Agreement, by and among the Company, Congress Financial Corporation, as Agent, and the other parties thereto. | |
| (10.24) | Amendment No. 3, dated December 2, 2004, to the Amended and Restated Loan and Security Agreement, by and among the Company, Congress Financial Corporation, as Agent, and the other parties thereto. | Incorporated by reference from the Company's Form 8-K filed December 3, 2004. |
| (10.25) | Amendment No. 4, dated November 16, 2005, to the Amended and Restated Loan and Security Agreement, by and among the Company, Congress Financial Corporation, as Agent, and the other parties thereto. | |

| | | |
|---|---|---|
| (10.26) | Amendment No. 5, dated January 27, 2006, to the Amended and Restated Loan and Security Agreement, by and among the Company, Congress Financial Corporation, as Agent, and the other parties thereto. | Incorporated by reference from the Company's Form 8-K filed January 30, 2006. |
| (10.27) | Participation Agreement, dated as of August 1, 2003, among the Company, Wachovia Development Corporation, as the Borrower and the Lessor, the Lenders and Wachovia Bank, National Association, as Agent for the Lenders and the Secured Parties. | Incorporated by reference from the Company's Form 10-Q for the quarter ended August 2, 2003. |
| (10.28) | Amended and Restated Lease Agreement, dated as of August 1, 2003, between Wachovia Development Corporation, as Lessor, and the Company. | Incorporated by reference from the Company's Form 10-Q for the quarter ended August 2, 2003. |
| (10.29) | Trade Agreement, dated October 18, 2004, between the Company and GMAC Commercial Finance, LLC. | Incorporated by reference from the Company's Form 8-K dated October 19, 2004. |
| (10.30) | Master Lease Agreement, dated October 18, 2004, between the Company and with RBS Lombard, Inc. | Incorporated by reference from the Company's Form 8-K dated October 19, 2004. |
| (10.31) | Credit Agreement, dated January 27, 2006, among the Company, Wachovia Bank, National Association, as Administrative Agent, and the other parties thereto. | Incorporated by reference from the Company's Form 8-K filed January 30, 2006. |
| (12) | Computation of Ratio of Earnings to Fixed Charges | |
| (21) | Subsidiaries of the Company | |
| (23) | Consent of Independent Registered Public Accounting Firm | |
| (31.1) | Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | |
| (31.2) | Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | |
| (32.1) | Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | |
| (32.2) | Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | |

(b) None

* Management contract or compensatory plan or arrangement.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE PEP BOYS—MANNY, MOE & JACK
(Registrant)

by: /s/ HARRY F. YANOWITZ

**Harry F. Yanowitz**
**Senior Vice President and**
**Chief Financial Officer**

Dated: April 12, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| SIGNATURE | CAPACITY | DATE |
|---|---|---|
| /s/ LAWRENCE N. STEVENSON<br>Lawrence N. Stevenson | Chief Executive Officer (Principal Executive Officer) | April 12, 2006 |
| /s/ HARRY F. YANOWITZ<br>Harry F. Yanowitz | Senior Vice President and Chief Financial Officer (Principal Financial Officer) | April 12, 2006 |
| /s/ BERNARD K. MCELROY<br>Bernard K. McElroy | Chief Accounting Officer and Treasurer (Principal Accounting Officer) | April 12, 2006 |
| /s/ WILLIAM LEONARD<br>William Leonard | Chairman of the Board | April 12, 2006 |
| /s/ M. SHAN ATKINS<br>M. Shan Atkins | Director | April 12, 2006 |
| /s/ PETER A. BASSI<br>Peter A. Bassi | Director | April 12, 2006 |
| /s/ ROBERT H. HOTZ<br>Robert H. Hotz | Director | April 12, 2006 |
| /s/ MALCOLMN D. PRYOR<br>Malcolmn D. Pryor | Director | April 12, 2006 |
| /s/ JANE SCACCETTI<br>Jane Scaccetti | Director | April 12, 2006 |
| /s/ BENJAMIN STRAUSS<br>Benjamin Strauss | Director | April 12, 2006 |
| /s/ JOHN T. SWEETWOOD<br>John T. Sweetwood | Director | April 12, 2006 |

**FINANCIAL STATEMENT SCHEDULES FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 10-K**

THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

***(in thousands)***

| Column A | Column B | Column C | | Column D | Column E |
|---|---|---|---|---|---|
| Description | Balance at Beginning of Period | Additions Charged to Costs and Expenses | Additions Charged to Other Accounts | Deductions[1] | Balance at End of Period |
| **ALLOWANCE FOR DOUBTFUL ACCOUNTS:** | | | | | |
| Year Ended January 28, 2006 | $ 1,030 | $ 1,733 | $ — | $ 1,575 | $ 1,188 |
| Year Ended January 29, 2005 | $ 739 | $ 1,831 | $ — | $ 1,540 | $ 1,030 |
| Year Ended January 31, 2004 | $ 422 | $ 1,768 | $ — | $ 1,451 | $ 739 |

[1] Uncollectible accounts written off.

| Column A | Column B | Column C | | Column D | Column E |
|---|---|---|---|---|---|
| Description | Balance at Beginning of Period | Additions Charged to Costs and Expenses | Additions Charged to Other Accounts[2] | Deductions[3] | Balance at End of Period |
| **SALES RESERVE:** | | | | | |
| Year Ended January 28, 2006 | $ 1,459 | $ — | $ 96,010 | $ 95,743 | $ 1,726 |
| Year Ended January 29, 2005 | $ 1,217 | $ — | $ 104,767 | $ 104,525 | $ 1,459 |
| Year Ended January 31, 2004 | $ 959 | $ — | $ 93,699 | $ 93,441 | $ 1,217 |

[2] Additions charged to merchandise sales.

[3] Actual returns and allowances.

THE PEP BOYS - MANNY, MOE & JACK AND SUBSIDIARIES

Exhibit 12 - Statement Regarding Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratios)

| Fiscal year | January 28, 2006 | January 29, 2005 | January 31, 2004 | February 1, 2003 | February 2, 2002 |
|---|---|---|---|---|---|
| Interest | $ 49,040 | $ 35,965 | $ 38,255 | $ 47,237 | $ 53,709 |
| Interest factor in rental expense | 22,534 | 20,314 | 21,269 | 20,424 | 21,063 |
| Capitalized interest | 867 | 659 | - | 44 | 1 |
| (a) Fixed charges, as defined | $ 72,441 | $ 56,938 | $ 59,524 | $ 67,705 | $ 74,773 |
| (Loss) Earnings from continuing operations before income taxes and cumulative effect of change in accounting principle | $ (56,326) | $ 40,645 | $ (24,337) | $ 61,267 | $ 46,321 |
| Fixed charges | 72,441 | 56,938 | 59,524 | 67,705 | 74,773 |
| Capitalized interest | (867) | (659) | - | (44) | (1) |
| (b) Earnings, as defined | $ 15,248 | $ 96,924 | $ 35,187 | $ 128,928 | $ 121,093 |
| (c) Ratio of earnings to fixed charges (b÷a) | - | 1.7x | - | 1.9x | 1.6x |

The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. "Earnings" consist of earnings before income taxes plus fixed charges (exclusive of capitalized interest costs) plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense). Earnings, as defined, were not sufficient to cover fixed charges by approximately $57.2 and $24.2 million for fiscal years ended January 28, 2006 and January 31, 2004, respectively.

**Exhibit 21**

## SUBSIDIARIES OF THE COMPANY

| NAME | WHERE INCORPORATED | % OF SHARES OWNED |
|---|---|---|
| The Pep Boys Manny Moe & Jack of California<br>3111 W. Allegheny Avenue<br>Philadelphia, PA 19132 | California | 100% |
| Pep Boys - Manny, Moe & Jack of Delaware, Inc.<br>3111 W. Allegheny Avenue<br>Philadelphia, PA 19132 | Delaware | 100% |
| Pep Boys - Manny, Moe & Jack of Puerto Rico, Inc.<br>3111 W. Allegheny Avenue<br>Philadelphia, PA 19132 | Delaware | 100% |
| Colchester Insurance Company<br>7 Burlington Square<br>Burlington, VT 05401 | Vermont | 100% |
| PBY Corporation<br>Suite 1006<br>1105 North Market Street<br>Wilmington, DE 19801 | Delaware | 100% |
| Carrus Supply Corporation<br>1013 Centre Road<br>Wilmington, DE 19805 | Delaware | 100% |

**Exhibit 31.1**

## CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Lawrence N. Stevenson, certify that:

1. I have reviewed this annual report on Form 10-K of The Pep Boys - Manny, Moe and Jack;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the periods covered by this annual report based on such evaluation; and

   (d) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 12, 2006

/s Lawrence N. Stevenson

Lawrence N. Stevenson
Chief Executive Officer

**Exhibit 31.2**

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER**
**PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Harry F. Yanowitz, certify that:

1. I have reviewed this annual report on Form 10-K of The Pep Boys - Manny, Moe and Jack

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the periods covered by this annual report based on such evaluation; and

   (d) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 12, 2006

/s Harry F. Yanowitz

Harry F. Yanowitz
Senior Vice President and
Chief Financial Officer

**Exhibit 32.1**

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of The Pep Boys - Manny, Moe & Jack (the "Company") for the year ended January 28, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"),

I, Lawrence N. Stevenson, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(i) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 12, 2006

/s/ Lawrence N. Stevenson
Lawrence N. Stevenson
Chief Executive Officer

**Exhibit 32.2**

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of The Pep Boys - Manny, Moe & Jack (the "Company") for the year ended January 28, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"),

I, Harry F. Yanowitz, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(i) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 12, 2006

/s/ Harry F. Yanowitz
Harry F. Yanowitz
Senior Vice President and Chief Financial Officer

## Senior Executives

**Lawrence N. Stevenson**, *Chief Executive Officer*

**Hal Smith**, *Executive Vice President, Merchandising, Marketing, Supply Chain & Commercial*

**Mark S. Bacon**, *Senior Vice President, Operations*

**Joseph A. Cirelli**, *Senior Vice President, Service*

**Mark L. Page**, *Senior Vice President, Parts & Tires*

**Harry F. Yanowitz**, *Senior Vice President, Chief Financial Officer*

## Vice Presidents

**Guillermo R. Alvarez**, *Retail and Service Operations – Caribbean*

**Timothy R. Brokaw**, *Planning*

**Galen F. Bullock**, *Retail Merchandising*

**Mark E. Doran**, *Service Operations – West*

**James H. Fox**, *Marketing & Advertising*

**José A. Gonzalez**, *Service Operations – Southwest*

**Craig F. Henning**, *Commercial*

**John W. Kemp**, *Service Operations – East*

**Don R. Kerr**, *Retail Operations – West*

**James F. Kessler**, *Supply Chain*

**Daniel E. King**, *Retail Operations – South*

**Bernard K. McElroy**, *Chief Accounting Officer & Treasurer*

**Charles M. McErlane**, *Retail Operations – East*

**Michael P. McSorley**, *Service Operations – South*

**John P. Mitchell**, *Chief Information Officer*

**Stuart M. Rosenfeld**, *Distribution*

**Samuel J. Rowell**, *Loss Prevention*

**Robert P. Sammons**, *Parts*

**Sanjay Sood**, *Controller*

**Alberto Velez**, *Retail Operations – Southwest*

**Terence A. Winslow**, *Human Resources*

**Brian D. Zuckerman**, *General Counsel & Secretary*

**William Leonard**
*Chairman of the Board*
*Former President & Chief Executive Officer, ARAMARK*

**M. Shân Atkins, CPA & Chartered Accountant**
*Managing Director, Chetrum Capital*

**Peter A. Bassi**
*Former Chairman, Yum! Restaurants International*

**Robert H. Hotz**
*Senior Managing Director,*
*Houlihan Lokey Howard & Zukin*

**Malcolmn D. Pryor**
*Chairman, Pryor, Miller Capital Ventures, LLC*

**Jane Scaccetti, CPA**
*Shareholder, Drucker & Scaccetti, P.C.*

**Lawrence N. Stevenson**
*Chief Executive Officer, Pep Boys*

**Benjamin Strauss**
*Director, The Strauss Foundation*

**John T. Sweetwood**
*President, Woods Investment*

**Lester Rosenfeld**

### Registrar, Stock Transfer Agent & Dividend Disbursing Agent

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
(212) 936-5100

### Dividend Reinvestment & Stock Purchase Plan

Stockholders of record may acquire additional shares of Pep Boys common stock through its Dividend Reinvestment/Stock Purchase Plan. Quarterly cash dividends, as well as quarterly cash contributions, from $100 to $10,000 may be invested through this plan.

A prospectus and authorization card are available upon written request to the Corporate Secretary.

### NYSE Symbol: PBY

6,440 Registered Shareholders as of March 31, 2006

### Investor Relations

To obtain copies of our periodic reports and earnings releases, write to:
**Investor Relations Department** at address below

or call the investor relations hotline at:
**1-800-PEP-0135**

or visit our Internet Website at:
**pepboys.com**

### Corporate Headquarters

3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132
(215) 430-9095

PEPBOYS AUTO


PEPBOYS
AUTO

3111 West Allegheny Avenue • Philadelphia, PA 19132